Follow-Up Materials



06013881

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS

PROCESSED
JUN 01 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4624 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/1/06

DEDICATION RESULTS GROWTH



2005 ANNUAL REPORT

2005

OPERATING AND FINANCIAL HIGHLIGHTS

Copper production records at the Quebrada Blanca and Andacollo Mines

Mine operating earnings a record $279.7 million

Net earnings a record $142.3 million

Cash flow from operating activities a record $249.8 million

Dividends of $11.8 million paid to shareholders

(US$ millions except where noted)	**2005**	2004
Realized copper price ($/lb.)	**1.83**	1.34
Revenue	**446.9**	336.9
Cash flow from operating activities	**249.8**	163.4
– CDN$/share	**3.17**	2.25
Net earnings	**142.3**	96.9
– CDN$/share	**1.80**	1.34
Investment in property, plant & equipment	**49.1**	6.1
Cash at year end	**361.3**	206.5



Senior Management Team

(From left to right) Ed Stuart, Vice-President, Development Projects; Kathy Robinson, Assistant Corporate Secretary; John Knowles, Executive Vice-President, Finance and CFO; Jim Gill, President and CEO; David Libby, Executive Vice-President, Mining Operations; David Brace, Executive Vice-President, Business Development; Ed Guimaraes, Vice-President and Controller; Peter McCarter, Executive Vice-President, Corporate Affairs and Secretary

Front Cover

Harold Heath and Kevin Fewer at the Duck Pond Mine construction site, Newfoundland



James W. Gill
President and Chief Executive Officer

AUR'S STRATEGY OF ACQUIRING, DEVELOPING AND OPERATING RELIABLE, LOW COST MINES WITH SUFFICIENT RESERVES TO SUSTAIN PRODUCTION THROUGHOUT THE METAL PRICE CYCLES HAS BEEN VERY SUCCESSFUL.

Aur had its best year ever in 2005, establishing new records for copper cathode production, revenues, earnings and cash flow. The quality of Aur's assets and their cash generating capacity began to be recognized in 2005 as the share price rose 85% to CDN$11.78 at year end. This rise is continuing in 2006, with Aur's share price being CDN$13.18 and its market capitalization in excess of CDN$1.28 billion.

Copper prices in the $2.25 per pound range are now at levels that even the most experienced commodity experts could not have envisioned a few short years ago. These strong metal prices are providing earnings and cash flow far exceeding our previous expectations. Copper prices will undoubtedly continue to be cyclical; however, we believe that the average future price will be at least $1.20 per pound and perhaps higher. Global copper demand is expected to grow at a rate in excess of 2% annually which, together with the impact of lower production from many existing mines and the shortage of new mines being developed to meet this demand, should result in sustainably higher copper prices over at least the next 10 years. New discoveries will be made which will aid in replacing production shortfalls; however, the timeframe from discovery to production has increased to over eight years which severely constrains the industry's ability to meet the demand. This supply shortfall will support strong copper prices and allow Aur to realize substantial economic returns on its invested capital.

This vision of Aur's future presents us with new challenges. The key to success in a cyclical business like mining is to have mines with a cost structure which allows positive cash flow to be made at the bottom of the price cycle and sufficient reserves to be in operation at the top of the cycle. The reinvestment of our cash resources in mining investments which provide a minimum 15% return after tax is our mandate. We have consistently achieved and beaten this threshold return to date and are confident that we will continue to do so in the future. Patience, hard work, discipline and timing are critical to success in mining and the Aur team is dedicated to these attributes.

Aur established a dividend policy in 2004 which provided for semi-annual dividends of CDN$0.05 per share, with consideration being given to special dividends when appropriate. In 2005, Aur paid $11.8 million (CDN$0.15 per share) in dividends to shareholders and on January 1, 2006 paid a further CDN$0.15 per share dividend for 2005. We are committed to returning a portion of Aur's earnings to shareholders, while at the same time maintaining our financial capacity to make mining investments which will materially increase our metal production and profitability in the future.

2005

Aur had record production at the Andacollo and Quebrada Blanca Mines as well as record earnings and cash flow in 2005.

Aur's share of the 267 million pounds of copper produced from its three producing mines was 240 million pounds in 2005. Mine operating earnings were a record $280 million, an increase of $89.5 million over the previous record established in 2004. The most significant contributor to this high level of profitability was the high average copper price of $1.67 per pound in 2005. Operating costs have also risen as a result of higher energy, consumables and labour costs resulting from the strength of global economic activity; however, Aur's focus on minimizing costs has allowed us to maintain very high mine operating margins of 167% in 2005 and 130% in 2004. Aur's business practice of remaining unhedged when its debt levels are low has allowed us to benefit from the current strength of the overall global demand for metals.

The Andacollo Mine had an excellent performance in 2005, establishing a new production record of 52 million pounds of copper as well as its highest operating profit since production began in 1996. An increase in the leachable reserves resulted in a decision to construct a dump leach facility which, together with a small leach pad expansion, will allow this heap leach copper mine to extend production into 2010.

The Quebrada Blanca Mine also had its best year ever, producing a record 177 million pounds of copper and generating mine operating earnings of $204 million. Aur has now recouped more than its $304 million acquisition cost incurred in late 2000 and the Mine has leachable reserves to sustain production until at least 2016.

Sadly, upon depletion of its ore reserves, the Louvicourt Mine closed on July 12, 2005 after 11 years of operation. In 2005, Louvicourt contributed $22 million to Aur's cash flow. The Louvicourt deposit was discovered, developed and operated by Aur and was the platform upon which our growth into an important mining company was built. We would like to express our appreciation to the dedicated members of the Aur team whose efforts and dedication made Louvicourt one of Canada's most modern, safe and profitable underground mines.

Aur's financial performance was outstanding in 2005. Net earnings were a record $142 million, cash flow was a record $250 million and we ended the year with consolidated cash of $361 million or CDN$4.36 per share, all amounts far exceeding Aur's expectations a few short years ago.

In 2005, construction of Aur's next mine, Duck Pond in Newfoundland, progressed as planned and this Mine remains on schedule to begin copper-zinc production in the fourth quarter of 2006. The feasibility study on the large copper-gold Andacollo Hypogene Deposit in Chile, initiated in 2005, is expected to be completed near the end of March 2006, following which a decision with respect to mine development will be made. On the business development front, exploration results were encouraging at copper properties in Mexico and Chile and a number of potential acquisition opportunities were identified which are being pursued.

Overall, 2005 was a great year for Aur with essentially all of our established objectives being achieved and Aur's asset base being materially enhanced.

Business Strategy

Aur's business strategy of acquiring, developing and operating reliable, low cost mines with sufficient reserves to sustain production throughout the metal price cycles has proven successful and will be continued in the years ahead.

The challenge now is to maintain our historic levels of growth in production and profitability. This will be accomplished by a combination of acquiring development stage projects and producing mines, by developing our existing properties, and by discovering new mineral deposits through our exploration activities. In today's buoyant metal price environment, we must be disciplined in our business development investments to ensure that our minimum 15% return on capital is achieved. Aur does not make material transactions frequently; however, those we do make provide substantial returns. Aur's strong balance sheet will allow it to make investments in excess of $500 million, a level substantially higher than previously possible. Opportunities of this size do not arise frequently and, in order to maximize our effectiveness in this area, a small business development office was established in London, England in 2005 to extend the geographic search for acquisitions to include, in addition to the Americas, Africa and the CIS countries, including Russia and Eastern Europe.

Aur's business development activities, excluding the cost of an acquisition itself, are budgeted at $10 million for 2006, as we enter the second year of our five year $50 million program. Aur's exploration and acquisitions teams are experienced and have been successful in the past. I am confident that our past successes will be repeated in the years ahead.

AUR'S PRACTICE OF REMAINING UNHEDGED WHEN DEBT LEVELS ARE LOW HAS ALLOWED IT TO BENEFIT FROM THE CURRENT STRENGTH OF THE GLOBAL DEMAND FOR METALS.

2006

Aur's management and Board of Directors have set objectives to be achieved in 2006 in order to sustain our growth and increase shareholder value. The most significant of these objectives are:

- produce at least 227 million pounds of copper;
- achieve operating earnings and net earnings of $215 and $138 million, respectively, at a copper price of $2.00 per pound;
- improve our safety performance and operate in full environmental compliance;
- achieve production at the Duck Pond Mine;
- make a development decision for the Andacollo Hypogene Deposit; and
- make business development investments which will provide a return on invested capital in excess of 15%.

We expect 2006, Aur's 25th anniversary year, will be another excellent year for Aur with solid production from our mines and continuing high metal prices.

Aur takes pride in its commitment to carrying out its business activities at the highest level of ethical standards and this will continue in 2006 and for the future. Management and the Board of Directors believe in full, timely and accurate disclosure in order to ensure that our shareholders and other stakeholders impacted by our activities know what we are doing, why we are doing it and how we expect benefits for our shareholders, employees and the communities in which we operate to be realized.

Aur's growth into the solid, profitable mining company that it is today has resulted from the hard work of our more than 1,800 employees and contractors. On behalf of Aur's Directors, shareholders and on a personal basis, I would like to express our appreciation for their efforts over the years.

The future looks very positive for Aur. The key to future success lies in the continued dedication and commitment of our team to be the best that we can be. I can assure our shareholders that the Aur team has this dedication and commitment.



James W. Gill
President and Chief Executive Officer

March 16, 2006

Aur – A profitable Canadian-based copper mining company

Management's Discussion & Analysis of Aur's business activities

(This management's discussion and analysis of the consolidated financial position and results of operations ("MD&A") has been prepared in accordance with accounting principles generally accepted in Canada. Information contained within this MD&A is current to March 16, 2006. Aur's reporting currency is the United States dollar and all dollar amounts herein, unless otherwise indicated, are expressed in United States currency.)

STRATEGIC OBJECTIVES

Aur Resources Inc. ("Aur") is a Canadian based, international mining company active in the acquisition, exploration, development and mining of mineral properties. Aur has the Andacollo and Quebrada Blanca producing mining operations in Chile, the Duck Pond deposit, which is currently under development in Canada and the Andacollo primary copper-gold deposit ("the Andacollo Hypogene Deposit") which is currently at the feasibility study stage in Chile. Over 98% of Aur's revenue is currently derived from the production and sale of copper.

Aur is a profitable copper mining company whose goal has been, since its incorporation in 1981, to build a large mining enterprise and create long-term value for its shareholders.

As a mining company, Aur's mineral reserves and resources are critical to its business. At the end of 2005, the Company's copper reserves were 7.5 billion pounds and its copper resources, which include the reserves, were 10.3 billion pounds. The reserves are contained in the producing Andacollo and Quebrada Blanca Mines, the Duck Pond deposit and the Andacollo Hypogene Deposit. The resources in excess of the reserves are contained principally in the undeveloped Andacollo Hypogene Deposit and the Quebrada Blanca copper deposit.

Aur's strategic objectives are to continue to expand its activities in the mining business with emphasis on copper, materially increase its annual metal production and increase its profitability, thereby enhancing shareholder value. This will be accomplished by continuing to efficiently operate Aur's existing mining operations, with a focus on minimizing operating costs and optimizing metal production, in order to generate cash flow to be reinvested in new mining assets. The discovery of new mineral deposits for development into mines through exploration activities and the acquisition of development stage deposits and/or operating mines are also important components of Aur's growth strategy with 2005 being the first year of a five-year $50 million commitment to these business development activities.

In order to achieve acceptable levels of profitability, new mining investments made by Aur must have the capacity to provide a minimum return on invested capital of 15%. A new mining asset acquisition will also generally be expected to have the potential to sustain production for a minimum of 10 years and to materially increase Aur's annual metal production.

Aur will continue to conduct its operating activities with an emphasis on low operating costs and will manage its financial affairs in a manner which will not put shareholders' equity at material risk, recognizing that the copper price is both cyclical and volatile in nature and comprises the single largest component of risk in Aur's business activities. Safety in the workplace, co-operation with the people in the communities where Aur operates and the highest environmental standards are core values adhered to at Aur.

FINANCIAL RESULTS – OVERVIEW

Mining revenues for the year ended December 31, 2005 were a record $446.9 million compared to $336.9 million in 2004. Aur's net earnings were a record $142.3 million, equal to $1.49 (CDN$1.80) per share for the year, compared to $96.9 million or $1.03 (CDN$1.34) per share in 2004. Cash flow from operating activities was a record $249.8 million in 2005, compared to $163.4 million in 2004. Aur's consolidated cash position at December 31, 2005 was a record $361.3 million, an increase of 75%, or $154.7 million, from December 31, 2004. Working capital was $341.7 million at December 31, 2005, an increase of $120.4 million from December 31, 2004.

The following table presents a summary of Aur's Consolidated Statements of Operations for 2005 and 2004.

Summary of Consolidated Statements of Operations

$ millions

	2004	2005	Change
Mining revenues	336.9	**446.9**	110.0
Mining expenses	(146.7)	**(167.2)**	(20.5)
Depreciation and amortization	(30.5)	**(32.8)**	(2.3)
Mine closure and restoration	(2.4)	**(3.5)**	(1.1)
Non-controlling interests	(17.7)	**(40.7)**	(23.0)
Operating earnings	139.6	**202.7**	63.1
Business development	(4.3)	**(7.4)**	(3.1)
Administration	(6.3)	**(7.2)**	(0.9)
Interest on long-term debt	(8.4)	**(8.4)**	–
Stock-based compensation	(0.4)	**(1.7)**	(1.3)
Taxes	(23.3)	**(40.1)**	(16.8)
Interest and other	–	**4.4**	4.4
Net earnings	96.9	**142.3**	45.4
Basic earnings per share ($)	1.03	**1.49**	0.46

Dividends

Aur paid dividends of $11.8 million equal to CDN$0.15 per share in 2005. Aur also paid a dividend of CDN$0.15 per share on January 1, 2006 to shareholders of record on December 1, 2005 comprised of the regular semi-annual dividend of CDN$0.05 per share and a special dividend of CDN$0.10 per share. In 2006 and in subsequent years, Aur expects to declare a semi-annual dividend of CDN$0.05 per share, payable on July 1 of that year and January 1 of the subsequent year, to shareholders of record on June 1 and December 1 of each calendar year. Special dividends in addition to the regular semi-annual dividends will be considered at least annually as appropriate. No dividends were paid by Aur in 2004.

MINING OPERATIONS – 2005

Production and sales

Aur's share of the 266.6 million pounds of copper production from the Louvicourt, Andacollo and Quebrada Blanca Mines in 2005 was 240.0 million pounds of copper, compared to 236.0 million pounds of copper in 2004, along with by-product zinc, silver and gold in both years. Copper production in 2005 was 4.0 million pounds higher than in 2004 despite the closure of the Louvicourt Mine in July. Copper sales of 239.4 million pounds were 3.0 million pounds higher than in 2004 as a result of higher production in 2005.

Metal Production [1]

Mine and ownership interest

	2004	2005	*Plan 2006*
Louvicourt (30%)			
Copper	21.9	**11.4**	–
Zinc	13.6	**8.8**	–
Silver	188.0	**138.0**	–
Gold	7.0	**4.5**	–
Andacollo (63%)			
Copper	46.1	**51.6**	50.6
Quebrada Blanca (76.5%)			
Copper	168.0	**177.0**	176.4
Total copper	236.0	**240.0**	227.0

(1) Production is shown on a 100% basis with the exception of Louvicourt, shown as Aur's 30% joint venture interest. Copper and zinc are shown in millions of pounds; gold and silver in thousands of ounces.

Copper Sales [1]
(millions of pounds)


250
200
150
100
50
Louvicourt
Andacollo
Quebrada Blanca
80
83
92
99
250
241
248
236
239
227
1997
1998
1999
2000
2001
2002
2003
2004
2005
Plan 2006

(1) Production and sales figures may differ due to changes in cathode copper inventory levels.

Mining revenues

The Louvicourt, Andacollo and Quebrada Blanca Mines generated $446.9 million of mining revenues for Aur in 2005, compared to $336.9 million in 2004. The $110.0 million increase in operating revenues in 2005 was principally due to a $0.45 per pound higher realized copper price. Higher copper sales and the higher copper price generated $4.1 million and $108.6 million more revenue, respectively, in 2005 compared to 2004. Copper sales accounted for 98% of Aur's metal revenues in 2005.

Realized Average Commodity Prices and Foreign Exchange Rates

	2004	2005	Plan 2006
Copper ($/lb.)[1]	1.38	**1.83**	2.05
LME average copper ($/lb.)	1.30	**1.67**	2.00
Zinc ($/lb.)	0.48	**0.63**	0.90
Silver ($/oz.)	6.67	**7.34**	9.25
Gold ($/oz.)	409	**445**	570
Cdn$/$	1.30	**1.21**	1.16
Chilean peso/$	611	**580**	580

(1) Includes premiums to LME pricing on copper cathode sales and, for 2004 and 2005, quotational period metal pricing adjustments.

Calculation of Cash Operating Cost Per Pound of Copper Sold [1]

	2004	2005	Plan 2006
	$/lb.	**$/lb.**	$/lb.
Mining expenses	0.62	**0.70**	0.69
By-product credits			
Zinc	(0.03)	**(0.02)**	–
Silver	(0.01)	**–**	–
Gold	(0.01)	**(0.01)**	–
Cash operating costs	0.57	**0.67**	0.69
Copper sold (million lbs.)	236.4	**239.4**	227.0

(1) Aur and the mining industry in general utilizes information on unit cost, net of by-product credits, to better understand costs and reporting period fluctuations. There are no industry standardized measures used in calculating unit cash costs and this data is intended only to provide information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.



Cash Operating Cost (1)
(per pound of copper)
Louvicourt
Andacollo
Quebrada Blanca
Average
0.75
0.50
0.25
0.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
Plan 2006

(1) Cash operating cost per pound sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits, where applicable.

Mining expenses

Minesite cash operating costs were $167.2 million for the year, compared to $146.7 million in 2004. Aur's cash operating cost per pound of copper sold was $0.67 for the year, compared to $0.57 per pound in 2004. Mining costs were $20.5 million higher in 2005 than in 2004. The 3.0 million more pounds of copper sold in 2005 versus 2004 added $1.8 million to mining expenses with the remaining $18.7 million of the operating cost increase resulting from higher costs for energy, consumables, labour and the impact of the strong Chilean peso versus the United States dollar.

Smelting and refining costs for Louvicourt's concentrates were based on contracts which recognized world terms for concentrates of similar quality and quantity.

Mine operating earnings

Aur's mining operations contributed $279.7 million to operating earnings in 2005, an increase of $89.5 million over 2004, primarily due to higher copper prices.

Andacollo Mine

Andacollo produced a record 51.6 million pounds of LME registered Grade A copper cathode in 2005, 5.5 million pounds more than in 2004. A total of 18.0 million tonnes of rock, of which 4.1 million tonnes was ore, was mined at a strip ratio of 3.4:1. A total of 16.1 million tonnes of rock, of which 3.4 million tonnes was ore, was mined at a strip ratio of 3.7:1 in 2004.

Andacollo's revenues of $95.3 million, generated from the sale of 51.5 million pounds of copper in 2005, were $30.9 million higher than revenues in 2004, primarily as a result of higher realized copper prices and higher copper sales. Cash operating costs were $33.2 million, $7.0 million higher than in 2004 due to 5.2 million pounds more copper being sold and to higher energy, reagent and labour costs, as well as the negative impact of the strong Chilean peso versus the United States dollar. The cash operating unit costs in 2005 were $0.65 per pound of copper sold, $0.08 per pound higher than in 2004. Cash flow from operating activities was $65.1 million in 2005, compared to $33.5 million in 2004. Expenditures on property, plant and equipment were $7.2 million in 2005, compared to $3.0 million in 2004 as construction of a dump leach facility was initiated and $4.2 million was spent on the Hypogene Deposit feasibility study in 2005.


Mine Operating Earnings (1)
($ millions)
300
250
200
150
100
50
Louvicourt
Andacollo
Quebrada Blanca
35
21
25
40
63
59
80
190
280
306
1997 1998 1999 2000 2001 2002 2003 2004 2005 Plan 2006 (2)

(1) *Mine operating earnings equal mining operating revenues less mining operating expenses.*

(2) *At an LME copper price of $2.00 per pound.*

In October 2005, Aur announced an increase in leachable reserves which will extend the life of the Mine until late 2010 and increase the remaining copper production by 83.4 million pounds, or 58%, to 227.4 million pounds. A dump leach facility and a small heap leach pad expansion currently under construction to allow for this increased life of mine copper production are expected to be completed in 2006.

Quebrada Blanca Mine

Quebrada Blanca produced a record 177.0 million pounds of LME registered Grade A copper in 2005, 9.0 million pounds more than in 2004. A total of 36.6 million tonnes of rock, of which 7.7 million tonnes was heap leach ore and 12.6 million tonnes was dump leach ore, was mined at a strip ratio of 0.8:1 in 2005. A total of 34.9 million tonnes of rock, of which 7.1 million tonnes was heap leach ore and 7.8 million tonnes was dump leach ore, was mined at a strip ratio of 1.3:1 in 2004.

Quebrada Blanca's revenues, generated from the sale of 176.5 million pounds of copper, were $324.4 million in 2005, compared to $231.4 million generated from the sale of 168.3 million pounds of copper in 2004. The $93.0 million revenue increase was due to higher realized copper prices and higher sales volumes. Cash operating costs were $120.9 million, $19.9 million higher than in 2004 due to 8.2 million pounds more copper being sold and to higher energy, reagent and labour costs, as well as the negative impact of the strong Chilean peso versus the United States dollar. Cash operating unit costs were $0.69 per pound of copper sold in 2005, $0.09 per pound higher than last year for the same reasons. Cash flow from operating activities in 2005 was $184.1 million, compared to $123.6 million in 2004. Expenditures on property, plant and equipment were $1.6 million compared to $1.5 million in 2004.

Louvicourt Mine

Louvicourt produced 38.0 million pounds of copper and 29.5 million pounds of zinc from 819,920 tonnes of ore milled in 2005. Higher metal prices allowed lower grade mineral resources not in the original 2005 mine plan to be profitably mined. This resulted in additional mill throughput of 276,900 tonnes being processed and an additional 8.8 million pounds of copper and 10.0 million pounds of zinc above the mine plan to be produced in 2005.

Aur's share of Louvicourt's revenues was $27.2 million in 2005. Cash operating costs per pound of copper sold, net of by-product credits, for the year were $0.43 per pound of copper sold.

After almost 11 years of production, the Louvicourt Mine ceased operation on July 12, 2005. Decommissioning and reclamation work is in progress and is expected to be essentially completed in 2006.

MINE OWNERSHIP, RESERVES AND RESOURCES

Aur owns a 63% interest in the Andacollo Mine, a 76.5% interest in the Quebrada Balanca Mine, a 63% interest in the Andacollo Hypogene Deposit and a 100% interest in the Duck Pond deposit. The copper reserves and copper resources (which include the reserves) total 7.5 billion and 10.3 billion pounds of contained copper as at December 31, 2005.

Andacollo Mine

Aur owns 63% of the issued capital of Compañía Minera Carmen de Andacollo ("CDA"), the private Chilean corporation that owns the Andacollo Mine. The Mine is located near the town of Andacollo, Chile at an elevation of 1,000 metres, approximately 55 kilometres southeast of the city of La Serena. The Andacollo Mine is an open pit mining operation that produces copper cathode using heap and dump leaching together with solvent-extraction electrowinning ("SX-EW") technology. The operating assets of CDA include property leases, operating infrastructure and water rights necessary for the conduct of mining operations. Aur's Consolidated Financial Statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Andacollo Mine, with the non-Aur portion being reflected as non-controlling interests. Aur had the right to, and received, 70% of the first $12.0 million, plus interest, of CDA's net cash flow in 2005 and has the right to receive 63% of all subsequent cash distributions.

The leachable supergene mineral reserves at Andacollo were 28.0 million tonnes at a grade of 0.55% copper at December 31, 2005. Approximately 2.3 million of the 4.1 million tonnes of ore mined in 2005 were replaced, in addition to 2.6 million tonnes of dump leach ore, as a result of definition drilling and

Andacollo Mine

Supergene Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Proven	15,402	0.68	0.62	12,614	0.38	0.27	28,016	0.55	0.46
Probable	11	0.53	0.52	2	0.31	0.29	13	0.51	0.50
Total Reserves	**15,413**	**0.68**	**0.62**	**12,616**	**0.38**	**0.27**	**28,029**	**0.55**	**0.46**

Supergene Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Measured	27,917	0.65	0.59	19,072	0.36	0.27	46,989	0.54	0.46
Indicated	3,086	0.57	0.52	2,024	0.30	0.25	5,110	0.46	0.41
Total Resources	**31,003**	**0.65**	**0.58**	**21,096**	**0.35**	**0.26**	**52,099**	**0.53**	**0.45**
Inferred	2,966	0.55	0.51	2,122	0.30	0.26	5,088	0.45	0.40

Hypogene Mineral Reserves

	Higher Grade Reserves			Lower Grade Reserves			Total		
Category	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)
Proven	161,135	0.43	0.14	21,728	0.24	0.07	182,863	0.41	0.13
Probable	212,237	0.39	0.13	27,437	0.24	0.07	239,674	0.37	0.13
Total Reserves	**373,372**	**0.40**	**0.14**	**49,165**	**0.24**	**0.07**	**422,537**	**0.38**	**0.13**

Hypogene Mineral Resources (including Mineral Reserves)

	Higher Grade Resources			Lower Grade Resources			Total		
Category	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)
Measured	155,270	0.45	0.14	71,181	0.25	0.09	226,451	0.39	0.12
Indicated	211,382	0.40	0.13	251,842	0.25	0.09	463,224	0.32	0.11
Total Resources	**366,652**	**0.42**	**0.13**	**323,023**	**0.25**	**0.09**	**689,675**	**0.34**	**0.11**
Inferred	39,340	0.35	0.10	187,495	0.24	0.083	226,835	0.26	0.09

Notes:

"t (000's)" means thousands of tonnes; "%TCu" is the percent assayed total copper grade; "%SCu" is the percent soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "Au" is expressed in grams per tonne ("g/t"); "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo Mine; and David J. Libby P.Eng., Executive Vice President, Mining Operations, Aur.

The proven and probable supergene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the April 2005 resource block model and mine plan, adjusted to the December 31, 2005 pit topography.

The supergene mineral reserves and resources were estimated using a copper price of $0.95/lb and cut-off grades of 0.20%SCu for the mineral resources and variable cut-off grades ranging from 0.25 - 0.38 %SCu for heap leach and 0.20 %SCu for dump leach mineral reserves. Proven reserves include broken stockpiles totalling 6.7 million tonnes grading 0.28 %SCu (0.45 %TCu). The measured resources include 9.35 million tonnes at 0.45% SCu (0.50%TCu) which have not been scheduled for mining at this time but are available for mining in the future.

Measured supergene resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of 50 m, indicated resources are defined by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50m x 75m to 100m, and inferred resources by up to 2 drill hole assay composites and a drill hole spacing of over 100m.

The proven and probable hypogene mineral reserves comprise those portions of the measured & indicated resources, respectively, after allowing for mining dilution, that are derived from the October 2005 resource block model and mine plan, adjusted to the supergene final pit design.

The hypogene mineral reserves and resources were estimated using a copper price of $1.20/lb, a gold price of $400/oz and cut-off grades of 0.20 %TCu for the mineral resources and variable cut-off grades ranging from 0.22 %TCu to 0.32 %TCu for the mineral reserves. Proven reserves include broken stockpiles totalling 4.6 million tonnes grading 0.51%TCu.

Measured hypogene resources are defined by a minimum of 2 drill holes and a drill hole spacing of 75m, indicated resources are defined by a minimum of 2 drill holes and a drill hole spacing of approximately 100m, and inferred resources by a maximum of 1 drill hole and a drill hole spacing of over 100m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Technical reports prepared in accordance with NI 43-101 in respect of the Andacollo supergene deposit titled "Report on Mineral Resource and Mineral Reserve Estimates at Dec. 31, 2003, Carmen de Andacollo Copper Mine, Region IV, Chile" and dated May 5, 2004 and in respect of the Hypogene Deposit titled "Report for the Hypogene Deposit" and dated February 16, 2006, have been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

revisions to the mine plan in 2005. The reserves incorporated in the current mine plan envision copper production continuing into 2010, and will vary from year to year based upon metal prices and as reserves are mined out or added as a result of definition drilling.

The table on page 9 presents the leachable supergene mineral reserves and resources at Andacollo Mine and the mineral reserves and resources in the Hypogene Deposit as estimated by CDA as at December 31, 2005.

Quebrada Blanca Mine

Aur owns 76.5% of the issued capital of Compañía Minera Quebrada Blanca S.A. ("CMQB"), the private Chilean corporation that owns the Quebrada Blanca Mine. The Mine is located 170 kilometres southeast of the port city of Iquique, in northern Chile, at an elevation of approximately 4,300 metres. The Quebrada Blanca Mine is an open pit mining operation that produces copper cathode using heap and dump leaching together with SX-EW technology. The operating assets of CMQB include property leases, operating infrastructure and water rights necessary for the conduct of mining operations.

Aur's Consolidated Financial Statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of the Quebrada Blanca Mine with the non-Aur portion being reflected as non-controlling interests. Aur had the right to, and received, 100% of the first $11.0 million, plus interest, of CMQB's net cash flow in 2005 and thereafter had in 2005 and has in the future the right to receive 76.5% of all subsequent cash distributions. In 2005, Aur received cash distributions totaling $117.4 million.

The mineral reserves at Quebrada Blanca were 232.9 million tonnes at a grade of 0.65% copper at December 31, 2005. Approximately 47.4 million tonnes of ore were added to the reserves during 2005 and 20.3 million tonnes of reserves were mined. The reserves incorporated in the current mine plan are sufficient to sustain mining operations into 2016, and will vary from year to year based upon metal prices and as ore is mined out or added as a result of definition drilling and exploration work.

The following table presents the leachable mineral reserves and resources at the Quebrada Blanca Mine as estimated by CMQB for the heap leach and dump leach categories as at December 31, 2005:

Quebrada Blanca Mine

Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Proven	77,645	1.04	0.91	137,140	0.44	0.26	214,785	0.66	0.50
Probable	2,573	0.94	0.82	15,584	0.40	0.19	18,157	0.48	0.28
Total Reserves	**80,218**	**1.04**	**0.91**	**152,724**	**0.44**	**0.25**	**232,942**	**0.65**	**0.48**

Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Measured	87,171	1.02	0.89	165,891	0.44	0.27	253,063	0.64	0.48
Indicated	6,364	0.89	0.76	60,047	0.39	0.22	66,410	0.43	0.27
Total Resources	**93,535**	**1.01**	**0.88**	**225,938**	**0.43**	**0.25**	**319,473**	**0.60**	**0.44**
Inferred	353	0.87	0.70	7,298	0.40	0.20	7,651	0.43	0.22

Notes:

"t (000's) means thousands of tonnes, "%TCu" is the percent assayed total copper grade, "%SCu" is the percent assayed soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Quebrada Blanca mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo, Chief Geologist at the Quebrada Blanca Mine, and David J. Libby, P.Eng., Executive Vice President, Mining Operations, Aur.

The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the QB05 resource block model and mine plan, adjusted for the December 31st, 2005 pit topography.

The mineral reserves and resources were estimated using a copper price of $0.95/lb and a cut-off grade of 0.50 %SCu for heap leach resources and a variable cut-off grade between 0.53 and 0.57%SCu for heap leach reserves. Dump leach resources and reserves were estimated using a cut-off grade of 0.10 %SCu. Proven reserves include broken stockpiles totalling 9.9 million tonnes grading 0.39%SCu (0.55%TCu). Measured resources are defined by a minimum of 20 drill hole assay composites and by a drill hole spacing of 50 x 50 x 70 m, indicated resources are defined by between 9 and 19 drill hole assay composites and by a drill hole spacing of 70 x 70 x 100 m, and inferred resources are defined by between 4 and 8 drill hole assay composites and by a drill hole spacing of 100 x 100 x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 in respect of the Quebrada Blanca mine titled "Report on Mineral Resources and Mineral Reserve Estimates at Dec. 31, 2003, Quebrada Blanca Copper Mine" and dated April 6, 2004 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

Louvicourt Mine

Aur holds a 30% interest in the Louvicourt joint venture property located near Val d'Or, Quebec. This property included the Louvicourt Mine which was in operation until July 12, 2005 when mining ceased as the ore reserves were depleted. In 2005, the Louvicourt Mine produced copper, zinc, silver and gold contained in concentrates. Decommissioning and reclamation work is in progress and is expected to be essentially completed in 2006. Aur's Consolidated Financial Statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the Louvicourt Mine joint venture.

DEVELOPMENT PROJECTS

Duck Pond

The Duck Pond copper-zinc-silver-gold deposit, located in central Newfoundland, Canada, will be Aur's next new mining operation. This base metal deposit will be mined from underground at a rate of 1,800 tonnes per day with the ore being trucked up a ramp to be processed in a flotation mill to produce copper and zinc concentrates which will be sold to smelters. Production is expected to be approximately 41 million pounds of copper and 76 million pounds of zinc on a steady state basis. The minelife is 6.3 years based upon the current reserves and is expected to be extended to 8.0 years should the 1.1 million tonnes of inferred resources be upgraded to reserves.

Construction of the Duck Pond Mine advanced significantly in 2005 and remains on schedule to begin production in the fourth quarter of 2006. Capital expenditures were $30.4 million in 2005. The underground ramp had advanced to approximately 1,236 metres at the end of January 2006, the power line had been completed and energized, the mill building was essentially enclosed and the major mill equipment was on site. Communications, camp facilities and water lines are operational and site clearing for the tailings pond is in progress. Key senior operating staff are on site with manpower including contractors now totaling 130 people.

In order to optimize mine production in 2007 and improve flexibility in the mine, a decision was made to accelerate underground development in 2006. This additional work, at a cost of $3.7 million, will include 430 metres of underground development, as well as approximately 20,000 metres of definition drilling, originally planned for 2007. A decision was also made to purchase rather than lease the mine mobile equipment which will increase the initial capital by $7.2 million but reduce cash operating costs going forward. The total pre-commercial production capital investment is now forecast

Duck Pond

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90
Total Reserves	**4,078**	**3.29**	**5.68**	**59.3**	**0.86**

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	1,029	4.05	6.40	62.3	0.86
Indicated	2,511	4.03	7.40	75.5	1.08
Total Resources	**3,540**	**4.03**	**7.11**	**71.7**	**1.01**
Inferred	1,073	3.04	7.05	71.2	0.81

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Duck Pond reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond Mine, as to the resource block model, resource classification and estimate and Guy Bellau, PEng., Mine Manager, Duck Pond Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of $0.95/lb., a zinc price of $0.50/lb., a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00=CDN$1.47 and net smelter return cut-offs of approximately CDN$42 per tonne for the underground reserves and CDN $30 per tonne for the open pit reserves.

The resources are stated at a 2.5% copper equivalent ("CuEq") cut-off grade for the underground reserves and a 1.83% CuEq for the open pit reserves. The CuEq grades applied to by-product metals are, approximately, 0.35% CuEq for 1% Zn, 0.003% CuEq for 1 g/t Ag and 0.09% CuEq for 1 g/t Au. The resource classification is based on the proximity of drill hole composite samples to block centres as follows: measured resources, up to 10 metres spacing, indicated resources between 10 metres and 30 metres spacing and inferred resources, more than 30 metres spacing.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 in respect of the Duck Pond property titled "Technical Report on the Duck Pond Project, Central Newfoundland, Canada" and dated March 29, 2005 has been filed by Aur and may be examined by accessing the SEDAR website at www.sedar.com.

to be $79 million for the original scope of work plus $14 million for the scope of work changes, less pre-commercial production net revenues of $6.0 million, for a total of $87 million. In 2006, 5.6 million pounds of copper and 10.2 million pounds of zinc, in concentrate, are scheduled to be produced at Duck Pond, the revenues from which will be credited against the capital expenditures.

In January 2006, Aur sold forward 256.4 million pounds (116,300 tonnes) of zinc to be produced from the Duck Pond Mine during the period July 2007 to December 2011 (see Hedging).

The table on page 11 presents the mineral reserves and resources at Duck Pond as estimated by Aur as at December 31, 2005.

Andacollo Hypogene Deposit

The Andacollo property hosts the large primary copper-gold Hypogene Deposit which lies directly beneath the heap leach supergene deposit currently being mined. This deposit is Aur's largest undeveloped copper deposit and represents a significant potential source of new production for the future. Aur owns a 63% interest in the Hypogene Deposit on the same basis as the Andacollo Mine (see Mine Ownership, Reserves and Resources – Andacollo Mine).

An update of the 1998 pre-feasibility study for the Hypogene Deposit was completed in March 2005. Based on the results of this study, a decision was made to carry out a full bankable feasibility study at a cost of $5.0 million. This feasibility study is well advanced and is scheduled to be completed by the end of March 2006.

The 2005 feasibility update indicated that the Hypogene Deposit could be developed into a mine which would produce, on average, approximately 170 million pounds of copper and 59,000 ounces of gold, contained in concentrates, annually over a mine life of 21 years. The capital investment was estimated at $312 million, including a contingency amount of $42 million.

In February 2006, Aur announced the mineral reserve and resource estimates for the Hypogene Deposit (see Mine Ownership, Reserves and Resources - Andacollo Mine). The mineral reserves are estimated at 422.5 million tonnes at an average grade of 0.38% Cu and 0.13 g/t Au. This mineral reserve includes a higher grade portion which contains 373.4 million tonnes at an average grade of 0.40% Cu and 0.14 g/t Au. The reserves are currently being incorporated into a mining plan, which forms the basis for the final project feasibility study. Based upon the results of the feasibility study, a decision will be made with respect to the development of the deposit for production. Production could be achieved in 2009 if a development decision is made by mid-2006.

BUSINESS DEVELOPMENT – EXPLORATION AND ACQUISITIONS

Aur's key strategic objectives include discovering new mineral deposits for development into mines through its exploration activities and the acquisition of deposits at the development stage and of operating mines, which are necessary to replace and increase Aur's mineral reserves and resource base. A five year, $50 million commitment to these growth initiatives was made in late 2004 and 2006 will be the second year of this program.

In 2005, exploration successfully identified significant copper mineralization on the La Verde property in Mexico, confirmed the presence of near surface ore-grade gold/silver mineralization on the El Dorado Monserrat property in southern Argentina and advanced the Juan Godoy, Coyote and La Cenizas copper projects in Chile to the drilling stage. The Montoya copper property in central Chile was drilled in 2005 and abandoned. A total of $6.4 million was spent on the exploration effort in 2005.

Aur's Business Development Expenditures by Geographic Region

Plan 2006


North and Central America
South America
Asia, Europe and Africa
Unallocated
25%
28%
13%
34%

Total expenditures: $10.0 million

2005


7%
37%
56%

Total expenditures: $7.4 million

2004


42%
58%

Total expenditures: $4.4 million

Aur's acquisitions program was expanded in 2005 to include, in addition to the Americas, Africa and the CIS countries, including Russia and Eastern Europe. An office was established in London, England in 2005 to optimize this expanded geographic search. The acquisitions program has the objective of identifying, and then acquiring, mining assets which will materially increase Aur's annual metal production, have reserves which will sustain production for at least 10 years and which will provide an internal rate of return on invested capital of at least 15%. A number of assets of interest to Aur were identified in 2005 which will be pursued in 2006. Expenditures on the acquisitions search were $1.0 million in 2005.

ADDITIONAL FINANCIAL ITEMS

Business development

Aur's expenditures on its exploration projects and the identification and evaluation of acquisitions were $7.4 million in 2005, compared to $4.3 million in 2004, as Aur increased its commitment to this area in 2005.

Administration

Administration expenses were $7.2 million in 2005, compared to $6.3 million in 2004. Expenditures were higher due to the increased level of business activity and additions to senior management staff during the year.

Depreciation and amortization

Depreciation and amortization expenses were, as expected, $32.8 million in 2005, compared to $30.5 million in 2004.

Mine closure and site restoration

Non-cash mine closure and site-restoration expenses were $3.5 million in 2005, compared to $2.5 million in 2004, largely due to higher accrued severance costs at Quebrada Blanca.

Interest on long-term debt

Interest expense on Aur's $125 million Senior Notes debt was $8.4 million in both 2005 and 2004. The interest rate payable on the Senior Notes principal is fixed at 6.75%.

Stock-based compensation

Stock-based compensation expense was $1.6 million in 2005 compared to $0.4 million in 2004.

Interest and other (revenues) expenses

The net amount of interest and other revenues and expenses was positive $4.4 million in 2005, compared to nil in 2004, the significant components of which are set out in the following table.

Interest and Other (Revenues) Expenses

$ thousands

	2004	**2005**	Change
Interest on obligation under capital leases	710	**547**	(163)
Interest, management fees and other income	(3,007)	**(9,525)**	(6,518)
Interest and other financing costs	649	**675**	26
ENAMI copper price participation	–	**5,959**	5,959
Foreign exchange	1,155	**147**	(1,008)
Gain on sale of marketable securities	(38)	**(1,868)**	(1,830)
Gain on disposal of property, plant and equipment	(82)	**(684)**	(602)
Miscellaneous	574	**332**	(242)
	(39)	**(4,417)**	(4,378)

Interest, management fees and other income

Interest income in 2005 was $8.6 million, up $7.1 million from 2004, due to higher average cash balances and a higher average interest rate. Management fees, earned by Aur as operator of the Louvicourt Mine, and other revenues were $0.6 million lower than in 2004 at $0.9 million.

ENAMI copper price participation

The Quebrada Blanca copper price participation payable to ENAMI was $6.0 million for 2005 compared to $nil for 2004 as 2005 was the first year in which the average realized sales price per pound of copper sold from the Quebrada Blanca Mine exceeded the inflation-adjusted threshold copper price.

Provision for income and resource taxes

Provision for taxes was $40.1 million in 2005 compared to $23.3 million in 2004. Cash taxes totaled $32.5 million, of which $28.0 million related to Quebrada Blanca, $2.4 million related to Andacollo and $2.1 million related to Quebec mining duties on Aur's share of Louvicourt's income, while non-cash future taxes totaled $7.6 million. Cash taxes totaled $2.6 million in 2004. The higher tax expense in 2005 was a result of higher earnings.

Non-controlling interests

Non-controlling interests expense, related to the interests of the minority shareholders in CDA and CMQB, was $40.7 million in 2005 compared to $17.7 million in 2004. Cash payments to non-controlling interests totaled $36.3 in 2005 compared to $16.9 million in 2004.

The debt obligations of both CDA and CMQB were fully repaid in June 2005 and, as a result, Aur then became entitled to receive 63% and 76.5% of CDA's and CMQB's future cash distributions, respectively. As at December 31, 2005, the liability to non-controlling interests was $39.6 million, of which $6.5 million was current and is related to CMQB. A cash distribution in the form of dividends and provisional dividends of $32.7 million was made to non-controlling interests in CMQB in December 2005. CDA's cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit should a development decision be made.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 2005, Aur had cash resources of $361.5 million held in interest-bearing term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. Aur's cash balance increased by $154.7 million during the year as cash flow from operating activities was a record high $249.8 million in 2005. Aur had working capital at year end of $341.7 million, an increase of $120.4 million from 2004, primarily as a result of the increase in cash balances.

Receivables at the end of 2005 were $2.5 million lower than last year at $11.8 million, primarily due to the decrease in metal settlements receivables at the Louvicourt Mine following its closure on July 12.

Inventories and prepaid expenses increased $10.2 million in 2005 to $62.9 million. In-process inventories increased $5.4 million to $43.8 million, while copper cathode inventory was 3.7 million pounds, 0.6 million pounds higher than in 2004. Mine supplies increased by $1.7 million, while prepaid expenses also increased by $2.4 million from the end of 2004, primarily due to the payment of higher annual property and casualty insurance premiums for the period June 1, 2005 to June 1, 2006 and higher prepaids at Duck Pond which commenced development in 2005.

The long-term copper inventory of $18.7 million represents the recoverable copper contained in the base of the leach pads at Quebrada Blanca which will not be processed until near the end of the mine life.

Accounts payable and accrued liabilities increased $26.7 million to $55.2 million at December 31, 2005, compared to 2004, as a result of higher current income taxes payable.

Teck Cominco Limited is entitled to a copper price participation payment of $10 million for 2006 and $2.5 million quarterly, beginning in 2007 to a maximum of $40 million on or before December 31, 2012 if the United States inflation adjusted copper price exceeds a threshold amount, which was $1.26 per pound at December 31 2005. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004 and accrued a further $10 million liability for 2005 at December 31, 2005 as the copper price exceeded the threshold amount in both years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing when payment to Teck Cominco is made. On January 6, 2006, the $10 million payment for 2005 was made, leaving a maximum of $20 million of possible future payments subject to future copper prices.

ENAMI is entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper sold by the Mine in any calendar year exceeds a United States inflation-adjusted copper price for such year, which was $1.46 per pound at December 31, 2005. The average realized copper price for 2005 exceeded the inflation-adjusted copper price for the year. Accordingly, a $6.0 million liability to ENAMI has been accrued at December 31, 2005, representing the 2005 obligation, with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. The total liability to ENAMI for 2005 will be determined in March 2006 by which time the realized price for the Quebrada Blanca copper sales in November and December 2005 and, therefore, the average realized price for 2005's copper sales will be known.

Debt and net debt

On March 10, 2003, Aur issued $125 million of Senior Notes, repayable in four equal annual installments of $31.25 million commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. Financing costs of $1.7 million associated with the Senior Notes were deferred and included in other assets and are being amortized over the life of the Senior Notes.

Debt[1] and Net Equity
($ millions)


Plan 2006
586
125
0.9
Senior Notes
Other Debt
Equity
2005
443
125
6
2004
311
125
9

(1) *Debt includes the Senior Notes and long-term capital lease obligations; equity is shareholders' equity.*

Aur's cash balances of $361.3 million exceeded the Senior Notes debt of $125 million and $6 million of long-term capital lease obligations by $230.3 million at December 31, 2005 and Aur, therefore, had no net debt at year end. At December 31, 2004, Aur had cash balances of $206.5 million and debt obligations of $125 million resulting in net cash of $81.5 million.

Property, plant and equipment

Overview

Cash investments in property, plant and equipment, excluding mineral property acquisition and development costs at the Duck Pond property, totaled $8.8 million for the year, compared to $4.6 million in 2004.

Non-cash investments in property, plant and equipment totaled $10.4 million in 2005 and were comprised of $0.4 million of mine equipment under capital lease at Quebrada Blanca and the $10 million accrual related to the copper price participation amount owed to Teck Cominco for 2005.

Louvicourt

There were no expenditures on property, plant and equipment in either 2005 or 2004 at Louvicourt.

Andacollo

Expenditures on property, plant and equipment were $7.2 million in 2005, compared to $3.0 million in 2004. The increase was principally due to the $1.0 million spent on the dump leach facility construction and $4.2 million spent on the Hypogene Deposit feasibility study in 2005.

Quebrada Blanca

Expenditures on property, plant and equipment were $1.6 million in 2005 compared to $1.5 million in 2004.

Recoverable value of property, plant and equipment

A review of the future cash flows expected to be generated from the mineral reserves at Aur's mining operations confirmed they exceeded the carrying value of Aur's mining assets.

Shareholders' equity

During 2005, 1,904,850 common shares were issued upon the exercise of stock options for total proceeds of $5.4 million, compared to 552,000 common shares and $1.1 million, respectively, in 2004. Aur had stock options to purchase 2,876,000 common shares outstanding at December 31, 2005, which represents 3.0% of Aur's issued common shares.

As at December 31, 2005 and March 16, 2006, Aur had 96,306,096 and 96,743,696 shares outstanding, respectively.

QUARTERLY REVIEW

Aur's revenues are principally derived from the sale of copper and other metals from its producing mining operations. Production, as copper cathode and/or copper, zinc, silver and gold contained in concentrates, has been consistent and reliable on a mine by mine basis subject to variations related to mine production scheduling on a quarter by quarter basis. Seasonal weather conditions generally result in higher copper production during the fourth quarter of any given year at the Quebrada Blanca and Andacollo Mines due to warmer temperatures and less rainfall. Revenues are also impacted by the timing of actual copper cathode sales, which often differ by short periods from the time of metal production. The most material impact on quarterly revenues is the fluctuation in the copper price which, in 2005, increased significantly in the third and fourth quarters of the year.

Net earnings have been consistent with the metal production at Aur's mining operations with quarterly fluctuations in mining expenses due to the production scheduling, seasonal weather conditions and the timing of metal sales. Mining expenses have risen on the order of $0.10 per pound of copper sold during 2005 as a result of the strong global demand for energy and materials, increasing labor costs, as well as the strength of the Chilean Peso relative to the United States dollar. These higher costs are expected to continue while metal demand remains strong. The copper price has had the most significant impact on increasing net earnings in 2005.

The closure of the Louvicourt Mine, in July 2005, resulted in the elimination of Aur's zinc, silver and gold revenues and also impacted Aur's total copper production in the second half of the year. Aur will not have zinc, silver and gold revenues in 2006, however, in the first quarter of 2007, revenues from these metals are expected to resume as the Duck Pond Mine will reach commercial production.

Aur does not anticipate material changes in the quarterly fluctuations in revenue and net earnings going forward for its existing operations, except to the extent that metal prices, which are traditionally volatile, change significantly.

The table on the following page presents a summary of the fluctuations in Aur's quarterly metal sales, mining revenues, expenses and net earnings for 2005 and 2004.

QUARTERLY REVIEW

(in thousands of US dollars except where otherwise noted)

2005	Q1	Q2	Q3	Q4	Total
Sales					
Copper (million lbs.)	57.4	64.3	57.1	60.6	**239.4**
Zinc (million lbs.)	3.8	4.2	0.8	–	**8.8**
Silver (thousand oz.)	52.0	75.0	11.0	–	**138.0**
Gold (thousand oz.)	2.1	2.1	0.3	–	**4.5**
Realized copper price ($/lb.)	1.62	1.64	1.88	2.19	**1.83**
LME average copper price ($/lb.)	1.48	1.54	1.70	1.95	**1.67**
Cash operating cost ($/lb.)	0.60	0.65	0.71	0.71	**0.67**
Mining revenues	96,513	109,636	108,097	132,699	**446,945**
Expenses					
Mining expenses	37,974	45,381	41,025	42,851	**167,230**
Other expenses	12,283	13,473	14,791	11,074	**56,622**
	50,257	58,854	55,816	58,925	**223,852**
	46,256	50,782	52,281	73,774	**223,093**
Income and resource taxes	(7,332)	(8,628)	(9,110)	(15,042)	**(40,112)**
Non-controlling interests	(5,664)	(5,668)	(12,153)	(17,219)	**(40,704)**
Net earnings	33,260	36,486	31,018	41,513	**142,277**
Basic earnings ($) per share	0.35	0.38	0.32	0.44	**1.49**
Diluted earnings ($) per share	0.35	0.38	0.32	0.43	**1.48**

2004	Q1	Q2	Q3	Q4	Total
Sales					
Copper (million lbs.)	63.5	52.8	56.3	63.8	**236.4**
Zinc (million lbs.)	2.3	4.2	3.9	3.2	**13.6**
Silver (thousand oz.)	44.0	55.0	43.0	46.0	**188.0**
Gold (thousand oz.)	1.6	1.9	1.4	2.1	**7.0**
Realized copper price ($/lb.)	1.37	1.27	1.38	1.49	**1.38**
LME average copper price ($/lb.)	1.24	1.27	1.29	1.40	**1.30**
Cash operating cost ($/lb.)	0.55	0.54	0.61	0.60	**0.57**
	$	$	$	$	**$**
Mining revenues	88,826	70,031	80,139	97,884	**336,880**
Expenses					
Mining expenses	36,914	31,641	37,030	41,088	**146,673**
Other expenses	14,984	14,676	13,835	8,745	**52,369**
	51,898	46,408	50,865	49,833	**199,004**
	36,928	23,623	29,274	48,051	**137,876**
Income and resource taxes	(5,361)	(4,288)	(4,670)	(8,950)	**(23,269)**
Non-controlling interests	(4,933)	(3,301)	(3,875)	(5,563)	**(17,672)**
Net earnings	26,634	16,034	20,729	33,538	**96,935**
Basic earnings ($) per share	0.28	0.17	0.22	0.36	**1.03**
Diluted earnings ($) per share	0.28	0.17	0.22	0.35	**1.02**

2006 OUTLOOK

In developing this 2006 outlook, Aur has used an LME copper price of $2.00 per pound.

Overview

Aur expects its share of the scheduled 227 million pounds of copper production from the Andacollo and Quebrada Blanca Mines in 2006 to total 167 million pounds of copper. Copper production and cash operating costs per pound of copper sold are forecast to average $0.69 in 2006, with fluctuations from quarter to quarter. In addition 5.6 million pounds of copper and 10.2 million pounds of zinc is scheduled to be produced from the Duck Pond Mine in the fourth quarter of 2006, the revenue from which will be credited against its capital development costs.

Revenue is forecast to be approximately $464 million. Mine operating costs are expected to be $158 million. Operating profit, after business development, administration and senior notes interest costs of $26.3 million, is expected to be approximately $279 million. Net earnings, after other expenses, including depreciation and amortization, mine closure, income tax provision and non-controlling interests totaling $142 million, are forecast to be approximately $137 million, equal to $1.43 or CDN$1.66 per share.

Cash flow from operating activities is projected to be approximately $246 million. Cash expenditures associated with financing activities are expected to total $62 million and are comprised of $15 million for dividends to Aur shareholders, $3 million for capital leases and $44 million to be paid to non-controlling interests in CMQB. Cash expenditures on investing activities are expected to total $96 million in 2006, comprised of $66 million at Duck Pond, $14 million at the Quebrada Blanca and Andacollo Mines and $16 million to Teck Cominco and ENAMI for the 2005 copper price participations. Aur's cash balance at December 31, 2006 is forecast to be $449 million.

Sensitivity

Aur's financial results are sensitive to changes in the copper prices.

The table to the right shows the effect of copper price changes on projected earnings, cash flow and the year end cash balance.

Estimated Effect of a $0.50/lb. Change in the Price of Copper

	$1.50/lb ($millions)	$2.00/lb ($millions)	$2.50/lb ($millions)
Statement of operations			
Operating revenues	350.8	464.3	577.8
Expenses before taxes	211.0	217.1	223.2
Earnings before taxes	139.8	247.2	354.6
Taxes:			
Cash	(38.2)	(57.0)	(75.8)
Future	3.5	3.5	3.5
Earnings before non-controlling interests	105.1	193.7	282.3
Non-controlling interests	(33.7)	(56.4)	(79.1)
Net earnings	71.4	137.3	203.2
Basic earnings per share	0.75	1.43	2.11
Cash flow from operating activities			
Andacollo	44.6	67.8	91.0
Quebrada Blanca	107.8	197.4	287.0
Corporate	(20.0)	(18.8)	(17.5)
Total	132.4	246.4	360.5
Cash balance	334.6	449.2	563.8

Andacollo Mine

In 2006, the Andacollo Mine is scheduled to produce 50.6 million pounds of LME registered Grade A quality copper cathode. A total of 3.8 million tonnes of ore at a grade of 0.72% copper will be mined and stacked on the leach pads, 1.6 million tonnes of dump leach ore will be mined and added to the dump leach pads at a grade of 0.34% copper and 12.1 million tonnes of waste will also be mined, resulting in a strip ratio of 2.2:1. Cash operating costs, including transportation and marketing costs, but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted to be $0.62 per pound of copper sold in 2006. Expenditures on property, plant and equipment are expected to be $6 million to complete the dump leach expansion, the heap leach pad expansion and the Hypogene Deposit feasibility study. Andacollo's contributions to Aur's net earnings and cash flow from operating activities in 2006 are budgeted to be $33.6 million and $67.8 million, respectively. Approximately 73% of Andacollo's scheduled copper production in 2006 is committed to be sold to a metals trading entity at the average LME cash settlement price for copper for the second month subsequent to the month of sale plus a premium of approximately $0.08 per pound sold, with the balance to be sold on a spot basis.

Quebrada Blanca Mine

In 2006, the Quebrada Blanca Mine is scheduled to produce 176.4 million pounds of LME registered Grade A quality copper cathode. A total of 7.3 million tonnes of heap leach ore at a grade of 1.34% copper will be mined and stacked on the leach pads, 8.5 million tonnes of dump leach ore will be mined and added to the dump leach pads at a grade of 0.57% copper and 21.5 million tonnes of waste will also be mined, resulting in a strip ratio of 1.36:1. Cash operating costs, including transportation and marketing, but excluding depreciation and amortization and mine closure and site restoration costs, are budgeted at $0.71 per pound of copper sold in 2006. Expenditures on property, plant and equipment are expected to be $8 million in 2006. Quebrada Blanca's contributions to Aur's net earnings and cash flow from operating activities in 2006 are budgeted to be $119.3 million and $197.4 million, respectively. Approximately 75% of Quebrada Blanca's scheduled copper production in 2006 is committed to be sold to four metals trading entities at the average LME cash settlement price for copper for the second month subsequent to the month of sale plus a premium of approximately $0.07 per pound sold, with the balance to be sold on a spot basis.

Duck Pond

Construction of the Duck Pond Mine will continue in 2006 with initial production expected to begin in the fourth quarter. In 2006, 5.2 million pounds of copper and 10.2 million pounds of zinc, in concentrates are scheduled to be produced, the revenue from which will be credited against the capital expenditures. The net capital expenditures are forecast at $87 million of which $60 million, net of $6 million of pre-commercial production net smelter revenues, will be spent in 2006.

Andacollo Hypogene Deposit

The final feasibility study for the Hypogene Deposit is expected to be completed near the end of March 2006. Based upon the results of the feasibility study, a decision is expected to be made in the second quarter of 2006 with respect to the development of the deposit for production. Should a decision be made to develop the deposit, capital expenditures in the $10-15 million range, in addition to $1 million to complete the feasibility study, could be invested in 2006.

Business development

The 2006 business development budget is $10 million, of which $6 million has been allocated to the exploration effort and $4 million to the search for acquisitions. Aur's combined exploration-acquisitions approach has been successful in the past at Louvicourt, Andacollo, Quebrada Blanca and Duck Pond These successes are expected to be repeated in the future.

Administration

Administration expense is expected to be $8 million in 2006.

Interest on long-term debt

Interest on long-term debt will be $8.4 million in 2006.

Depreciation and amortization

Depreciation and amortization expenses are expected to be approximately $33 million in 2006.

Mine closure and site restoration

Mine closure and site restoration expenses are expected to be $2 million in 2006.

Stock-based compensation

Stock-based compensation expense, based upon stock options granted in 2003, 2004 and including 2,315,554 share options granted in 2005, is expected to be $1 million. Stock-based compensation expense would increase to the extent that additional stock options are granted in 2006.

Other revenues and expenses

Aur anticipates that other revenues and expenses will be a positive $5 million in 2006, arising from higher budgeted interest rates earned on higher cash balances.

Provision for income and resource taxes

Aur should have sufficient Canadian income tax pools to offset the payment of cash taxes otherwise payable on taxable income generated from the Duck Pond Mine. Aur will, however, incur Newfoundland mining duties at a rate of approximately 15-20% on Duck Pond's mining revenues less mining expenses. CMQB and CDA are subject to cash taxes at a rate of 17% of their net earnings. In addition, effective January 1, 2006, a specific mining tax will be applicable in Chile, the rate for which is determined based on annual copper production. Based on CMQB's and CDA's planned copper production, the net effective tax rate for the specific mining tax in 2006 is expected to be 2.0% and 0.5%, of mine operating earnings, respectively. Cash income taxes taxes are expected to total approximately $57 million on a consolidated basis in 2006.

Any dividends declared by CDA or CMQB and subsequently repatriated by Aur from Chile will be subject to an 18% withholding tax. Aur does not anticipate repatriating any dividends received from CDA or CMQB in 2006.

Non-controlling interests

Non-controlling interests, representing Aur's partners' interests in CDA and CMQB are projected to total $56 million for 2006. The increase from $41 million in 2005 is the result of higher earnings and the repayment of shareholders debt obligations in mid-2005.

Liquidity

Cash resources

At a copper price of $2.00 per pound, Aur's cash resources and working capital are expected to increase to approximately $449 million and $427 million, respectively, by December 31, 2006. Aur's primary sources of cash flow in 2006 will be from the Andacollo and Quebrada Blanca Mines, which are expected to generate $265 million of cash flow from operating activities. Total cash flow from operating activities is forecast to be approximately $246 million, after $22 million of expenditures on business development, administration, long-term debt interest and other expenses. Cash expenditures associated with financing activities are expected to total $62 million and are comprised of $15 million for dividends to Aur shareholders, $3 million for capital leases and $44 million to non-controlling interest holders in CMQB. Cash expenditures on investing activities are expected to total $96 million, comprised of $66 million at Duck Pond, $14 million at the Quebrada Blanca and Andacollo Mines and $16 million to Teck Cominco and ENAMI for the 2006 copper price participations. A $0.50 change in the price of copper from $2.00 per pound in 2006 will change Aur's year end cash balances by approximately $114.6 million.

Dividends

Dividends of CDN$0.20 per share totaling approximately $15 million are scheduled to be paid in 2006. These dividends include a CDN$0.15 per share dividend declared in November and paid on January 1, 2006, comprised of the regular semi-annual dividend of $0.05 per share and a special dividend of $0.10 per share, and, the regular dividend of CDN$0.05 per share to be paid in July 2006. Special dividends in addition to the regular semi-annual dividends will be considered at least annually as appropriate.

Receivables

The majority of Aur's accounts receivable are metal settlements receivable. The metal settlements receivable balance at December 31, 2006 is expected to be approximately $11 million, $7 million higher than at the end of 2005 due primarily to the anticipated pre-commercial production smelter settlements receivables from the Duck Pond Mine in the fourth quarter of 2006.

Expenditures on property, plant and equipment

In 2006, expenditures on property, plant and equipment are budgeted to total $96 million, comprised of $6 million and $8 million at the Quebrada Blanca and Andacollo Mines respectively, $66 million on the development of the Duck Pond deposit and the $16 million of payments to be made to Teck Cominco and ENAMI for the 2006 copper price participations.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are forecast to be $56 million in 2006 compared to $55 million in 2005.

Non-controlling interests

Non-controlling interests are forecast to increase from $40 million at December 31, 2005 to $45 million at December 31, 2006, after the payment of $44 million to non-controlling interests in CMQB in 2006.

Foreign exchange

Amounts for which a transaction is denominated in a local currency have been translated into US dollars. Revenues from the sale of metals and the majority of Aur's operating costs are denominated in US dollars. Certain operating costs at the Andacollo and Quebrada Blanca mines are denominated in Chilean pesos. Capital development costs to be incurred at Duck Pond are denominated in Canadian dollars.

Aur has financial exposure to foreign exchange fluctuations in the Chilean peso and the Canadian dollar relative to the US dollar. Aur has incorporated a 580 Chilean peso and a $0.86 Canadian dollar average exchange rate in its 2006 operating plan. A 100 peso change in the value of the Chilean peso relative to the US dollar impacts mining expenses in Chile and, therefore, net earnings and cash flow to Aur, on an annualized basis, by approximately $4.2 million. Included in mine closure and site restoration liability is $15.2 million of accrued severance for employees of the Andacollo and Quebrada Blanca Mines, the underlying measurement currency for which is the Chilean peso. The Chilean peso at December 31, 2005 was 513 per US dollar. A 100 peso change in the value of the Chilean peso relative to the US dollar impacts the accrued severance costs by a non-cash foreign exchange translation adjustment of $2.5 million. A CDN$0.10 change in the value of the US dollar relative to the Canadian dollar will impact net earnings and cash flow by $1 million and $8 million, respectively. The $8 million change in cash flow is comprised of $5 million in respect of Duck Pond development costs, $2 million for dividends and $1 million for operating expenses.

Contractual obligations, commitments and contingency

The table on the following page presents Aur's contractual obligations as at December 31, 2005.

Quebrada Blanca copper price participations and sales commitments

Aur's contractural obligations with regards to Quebrada Blanca copper price participations are discussed in the Financial Positon section of this MD&A.

Sales agreements have been entered into with four metals trading entities under which an aggregate of 5,000 tonnes per month of copper cathode to be produced by the Quebrada Blanca Mine in 2006 has been sold at prices based on the average LME cash settlement price for two months subsequent to the month of sale, plus a weighted average premium of approximately $0.07 per pound of copper sold. The remaining Quebrada Blanca copper cathode production in 2006 will be sold on the spot market.

Contractual Obligations at December 31, 2005

	Payments due by period ($000's)				
	Total	2006	2007–2009	2010–2011	After 2011
Senior Notes	125,000	–	93,750	31,250	–
Obligation under capital leases	10,296	3,718	6,404	174	–
Operating leases	2,279	655	1,624	–	–
Purchase obligations	245	245	–	–	–
Mine closure and site restoration	27,549	718	1,029	5,372	20,430
	165,369	5,336	102,807	36,796	20,430

Andacollo copper price participation and sales commitment

ENAMI is entitled to receive, under the by-laws of CDA and in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. As at December 31, 2005, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.41 to $1.53 per pound, 1%; $1.53 to $1.66 per pound, 2%; $1.67 to $1.78 per pound, 3%; $1.79 to $1.92 per pound, 4%; $1.93 or greater per pound, 5%. No dividends are expected to be declared by CDA in 2006 as CDA's cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit unless a development decision is not made. No copper price participation amount is therefore expected to become payable to ENAMI for 2006.

A sales agreement has been entered into with one metal trading entity whereunder 1,400 tonnes per month of copper cathode to be produced by the Andacollo Mine in 2006 has been sold at a price based on the average LME cash settlement price for the two months subsequent to the month of sale, plus a premium of approximately $0.08 per pound of copper sold. The remaining Andacollo copper cathode production in 2006 will be sold on the spot market.

Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgement confirming certain elements of the IRS reassessment. As a consequence of the foregoing, the IRS assessed CMQB with taxes of $1.9 million, including interest, penalties and inflation adjustment to date. The judgement also determined a reduction of CMQB's tax loss carry forwards in the amount of $17.5 million. CMQB has appealed the judgement to the Court of Appeals. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees should not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the judgement of the Tax Court in the Court of Appeals, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of reassessment, plus interest, penalties and inflation adjustment to the date of the Court of Appeals judgement. At this time, the outcome of the appeal and ultimate resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

Hedging

In January 2006, Aur entered into monthly forward sales contracts to hedge a significant portion of the scheduled zinc production from its Duck Pond deposit.

Aur's hedging commitments arising from this transaction, which are spread evenly, on a monthly basis, over the period July 2007 through December 2011 and cover approximately 75% of scheduled production of zinc metal in concentrate during that period. Details of this hedging transaction are shown in the following table.

	Zinc Forward Sales		
Year	Hedge Tonnage	Average Price $/tonne	Average Price $/lb
2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

Critical accounting estimates

The preparation of Aur's financial statements requires management to make certain estimates which affect the amounts reported in the consolidated statements and related notes. The accounting estimates considered to be significant to Aur include metal sales receivables, in-process inventories, future income and resource tax assets and liabilities, the physical and economic lives of mining assets and mine closure and site restoration costs.

Metal sales receivables

Metal sales receivables are based upon metal prices that may not be finalized by the period end date but are based upon LME metal price quotations for the relevant reporting period end. The most significant metal price quotation to Aur is that for the price of copper. Changes in concentrate smelter settlements receivable due to changes in final settlement prices are not material. Aur receives provisional payments for its copper cathode and concentrates production at the time of sale and will record an adjustment at that time for the estimated final settlement. Changes resulting from differences between the estimated price and the final settlement price are not expected to be material.

In-process inventory

Current and long-term in-process copper inventories represent recoverable copper that is contained within the heap leach pads at Quebrada Blanca and Andacollo. The amount of recoverable copper is based upon estimates of the total amount of soluble copper contained in the heap leach ore and the expected copper recovery rates. The grade of the stacked heap leach ore is determined by assaying samples after the ore has been crushed but before it has been stacked on the heap leach pads. Leaching rates and expected recovery rates have been estimated based upon years of operating experience at Quebrada Blanca and Andacollo. The estimates of recoverable copper in the in-process inventories are not expected to fluctuate significantly in 2006.

Future income and resource tax assets and liabilities

As at December 31, 2005, Aur's future income tax assets were estimated to total $23.6 million (excluding $58.6 million of Canadian resource deductions which were categorized as successored for purposes of the Income Tax Act (Canada)). At Aur's forecast current and long-term copper and zinc prices, it is estimated that there will be sufficient tax pools in Canada to shelter the taxable income generated from the Duck Pond Mine. As copper prices increase from the average 2005 price of $1.67 per pound, the valuation allowance would be reduced accordingly to absorb the additional taxable income, thereby resulting in no change in either provision for income taxes or the future income tax asset.

At a copper price of $2.00 per pound, CDA and CMQB would be subject to an estimated $11.6 million and $38.3 million, respectively, of cash taxes in 2006.

Economic lives of mining assets

The economic lives of Aur's mining operations and any development asset is based upon the individual mine's mineral reserves. Aur's ore reserves are calculated in accordance with the standards established under NI 43-101. At each reporting period end, Aur reviews the recoverable value of its mining assets. At December 31, 2005, no writedown of the carrying value of these assets was appropriate.

Mine closure and site restoration

Aur has estimated the ultimate asset retirement obligation costs for its operations at their expected respective closure and site restoration dates. The discounted value of these asset retirement obligations as at December 31, 2005 was $11.8 million and is included in the mine closure and site restoration liability. Amortized asset retirement costs of $37 million as at December 31, 2005 are included in property, plant and equipment. While care was taken to estimate the asset retirement obligations, these amounts are estimates of expenditures that are not due until future years. In addition, Aur's asset retirement obligations are reviewed and assessed periodically on an asset by asset basis. Should there be a change in the estimate, the discounted amount of that change would be included in property, plant and equipment as an asset retirement cost with an offsetting amount accrued as an asset retirement obligation. The asset retirement cost would be amortized on a units-of-production basis over the estimated life of the mine while the asset retirement obligation would be accreted through earnings to its ultimate undiscounted amount.

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for mine closure, including employee severance obligations, and site restoration costs. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient amounts have been accrued to satisfy these requirements. The Aurbel gold mill in Quebec, currently subject to an option to purchase held by a third party, is maintained on a care and maintenance basis with decommissioning and tailings site restoration to be carried out when the mill is permanently closed. Aur's past producing gold mining operations have been rehabilitated. Decommissioning and reclamation work is in progress at the Louvicourt Mine in accordance with the mine closure plan filed with the Quebec Ministry of Natural Resources and is expected to be essentially completed in 2006.

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including Aur's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of Aur, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of Aur's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of Aur, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Risk factors

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will also be affected by the success or failure of its exploration and mining investment activities. The profitability of Aur's operations, in particular, the operation of the Andacollo and Quebrada Blanca Mines, is and will be dependent upon the market price of copper. Copper and other metal prices have historically been subject to cyclical fluctuations and are affected by factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the US dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Aur's metal sales are priced in US dollars while its operating costs are incurred in US dollars, Canadian dollars and Chilean pesos. Aur's business activities are also affected to varying degrees by government regulations respecting, among other things, tax, royalties and environmental legislation changes and by unionized employee activities related to collective agreements.

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or within the estimated schedule. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating costs and/or that profitable operations can or will be achieved. Naturally occurring events such as seasonal weather variations, floods and earthquakes as well as rock bursts, cave-ins, rock slides and other operations related incidents could negatively impact Aur's operating activities.

For 2006, Aur has sold approximately 75% of its budgeted copper cathode production to metal trading entities, provisional payment for which will be received prior to shipment resulting in there being no credit risk associated with these receipts. The credit risk for Aur's smelter settlements is considered to be minimal.

In both 2005 and 2004, inflation was not a significant factor in determining operating costs as inflation rates in the countries in which Aur operates were relatively low. Inflation is expected to remain low in 2006.

Caution regarding forward-looking statements

Certain of the statements that are not historical facts contained in this MD&A (and the other disclosure documentation of Aur such as its Annual Information Form ("AIF") and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper and/or zinc production and/or copper and/or zinc prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Most of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual Consolidated Financial Statements, Annual Information Form (AIF), Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

COMPARATIVE FINANCIAL REVIEW

(in thousands of US dollars except earnings per share)

Consolidated Statements of Operations	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
	$	$	$	$	$	$	$	$	$	$
Operating revenues	**446,945**	336,880	215,601	195,622	215,848	89,493	73,070	68,912	81,074	38,707
Expenses										
Mining	**167,230**	146,673	131,664	123,779	127,926	49,307	48,159	49,067	47,944	23,780
Business development	**7,402**	4,315	3,307	3,977	3,983	3,867	3,801	2,701	4,556	3,127
Administration	**7,191**	6,250	6,007	5,017	5,057	5,334	4,152	3,967	3,888	2,429
Interest on long-term debt	**8,438**	8,438	7,585	5,606	11,232	1,707	–	–	–	–
Depreciation and amortization	**32,820**	30,517	38,915	41,521	41,255	16,421	13,144	12,895	10,790	3,718
Mine closure and site restoration	**3,499**	2,454	2,682	1,303	1,228	806	958	78	66	20
Bank financing costs written-off	–	–	4,279	–	–	–	–	–	–	–
Mineral properties written-off	–	–	–	–	–	21,272	1,277	–	–	–
Stock-based compensation	**1,689**	396	311	–	–	–	–	–	–	–
Other	**(4,417)**	(39)	1,285	858	(394)	802	(2,913)	4,873	3,690	(3,353)
Total expenses	**223,852**	199,004	196,035	182,061	190,287	99,516	68,578	73,581	70,934	29,721
	223,093	137,876	19,566	13,561	25,561	(10,023)	4,492	(4,669)	10,140	8,986
Income and resource taxes	**(40,112)**	(23,269)	(5,250)	(1,747)	(2,310)	(1,711)	(3,391)	553	(3,779)	(2,921)
Equity in loss of associated company	–	–	–	–	–	–	–	–	–	(58)
Non-controlling interests	**(40,704)**	(17,672)	(3,456)	(1,196)	(1,716)	(2,744)	(95)	(665)	(1,784)	–
Net earnings (loss)	**142,277**	96,935	10,860	10,618	21,535	(14,478)	1,006	(4,781)	4,577	6,007
Basic earnings (loss) per share	**1.49**	1.03	0.11	0.10	0.22	(0.19)	0.01	(0.06)	0.06	0.10
Diluted earnings (loss) per share	**1.48**	1.02	0.11	0.09	0.19	(0.19)	0.01	(0.06)	0.06	0.10

Consolidated Statements of Cash Flow	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
	$	$	$	$	$	$	$	$	$	$
Operating activities	**249,779**	163,360	60,222	57,070	79,368	35,242	16,798	11,291	20,796	17,640
Financing activities										
Bank loan	–	–	–	–	–	170,000	–	–	–	–
Senior notes proceeds	–	–	125,000	–	–	–	–	–	–	–
Senior notes financing costs	–	–	(1,761)	–	–	–	–	–	–	–
Repayments convertible debt	–	–	(35,000)	–	–	–	–	–	–	–
Common shares issued	**5,385**	1,109	2,827	646	31	25,779	–	817	540	53,834
Dividends on common shares	**(11,773)**	–	–	–	–	–	(2,429)	(2,435)	–	–
Repayments of debt	–	–	(120,532)	(35,418)	(14,050)	–	–	–	(45,000)	–
Repayments of capital leases	**(3,711)**	(5,841)	(4,404)	(3,424)	(2,413)		(725)	–	–	–
Payments to non-controlling interests	**(36,276)**	(16,882)	–	–	–	(1,740)	–	–	–	–
Other	**(2,676)**	(2,114)	(460)	(1,386)	(1,905)	(979)	(459)	(532)	(4,325)	–
	(49,051)	(23,728)	(34,330)	(39,582)	(18,337)	193,060	(3,613)	(2,150)	(48,785)	53,834
Investing activities										
Acquisition of Quebrada Blanca	–	–	–	–	–	(262,284)	–	–	–	–
Payment of copper price participation	**(10,000)**	–	–	–	–	–	–	–	–	–
Mine development and capital assets acquisitions	**(39,135)**	(6,112)	(7,080)	(31,543)	(13,309)	(1,049)	(3,048)	(1,055)	(4,926)	(2,103)
Other	**3,150**	(2,313)	(1,368)	(1,867)	(2,869)	3,143	(4,714)	(7,529)	(1,195)	1,079
	(45,985)	(8,425)	(8,448)	(33,410)	(16,178)	(260,190)	(7,762)	(8,584)	(6,121)	(1,024)
Cash acquired on acquisitions	–	–	–	–	–	6,231	264	–	–	2,102
Increase (decrease) in cash	**154,743**	131,207	17,444	(15,922)	44,853	(25,657)	5,687	557	(34,110)	72,552

COMPARATIVE FINANCIAL REVIEW, *continued*

(in thousands of US dollars except per share data)

Consolidated Bakance Sheets	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
	$	$	$	$	$	$	$	$	$	$
Assets										
Current										
Cash	**361,263**	206,520	75,313	57,869	73,791	28,938	54,595	48,908	48,351	82,461
Receivables	**11,751**	14,242	12,187	13,665	11,898	21,154	11,797	7,115	10,185	11,780
Loan to associated company	–	–	–	–	–	–	–	–	–	–
Marketable securities	–	–	–	–	–	838	1,066	759	1,379	286
Inventories and prepaid expenses	**62,934**	52,750	44,552	37,100	38,033	43,752	10,505	10,361	10,411	3,949
	435,948	273,512	132,052	108,634	123,722	94,682	77,963	67,143	70,326	98,476
Investments	–	–	–	–	–	–	8,976	5,434	1,996	1,529
Capital assets	**290,919**	273,887	291,544	319,830	323,276	352,457	106,811	112,543	118,668	106,386
Future income and resource taxes	**3,387**	5,506	7,721	7,721	7,721	6,542	–	–	–	3,644
Long-term copper inventory and other	**23,127**	21,748	22,265	21,395	22,406	20,410	–	–	–	–
	753,381	574,653	453,582	457,580	477,125	474,091	193,750	185,120	190,990	210,035
Liabilities and Shareholders' Equity										
Current										
Accounts payable and accrued liabilities	**55,224**	28,517	27,871	27,191	24,570	27,298	9,134	5,682	7,820	8,375
Dividends payable	**12,384**	7,849	–	–	–	–	–	–	–	–
Copper price participations	**15,959**	10,000	–	–	–	–	–	–	–	–
Current portion of bank loan	–	–	–	32,388	33,921	8,480	–	–	–	–
Current portion of obligation under capital leases	**3,387**	3,847	5,944	3,791	2,651	2,462	1,678	–	–	–
Current portion of mine closure and site restoration	**718**	1,946	–	–	–	–	–	–	–	–
Payments to non-controlling interests	**6,534**	–	–	–	–	–	–	–	–	–
	94,206	52,159	33,815	63,370	61,142	38,240	10,812	5,682	7,820	8,375
Senior notes	**125,000**	125,000	125,000	–	–	–	–	–	–	–
Bank loan	–	–	–	88,144	122,029	161,520	–	–	–	31,617
Liability portion of convertible debt	–	–	–	1,484	4,567	6,476	–	–	–	–
Obligation under capital leases	**6,060**	8,952	11,151	10,002	6,744	9,346	7,482	–	–	–
Obligation on properties purchased	–	–	437	2,532	4,457	5,843	1,001	1,261	1,301	1,311
Mine closure and site restoration	**26,831**	23,025	20,702	15,616	14,500	13,614	2,886	1,640	1,451	430
Future income and resource taxes	**24,897**	19,396	6,422	2,392	2,560	–	–	–	–	–
Non-controlling interests	**33,108**	35,258	34,755	31,434	30,540	28,823	10,017	10,658	14,331	3,005
	310,102	263,790	232,282	214,974	246,539	263,862	32,198	19,241	24,903	44,738
Shareholders' equity										
Share capital	**183,654**	178,269	177,160	174,333	173,687	188,801	163,021	162,019	161,749	165,414
Equity portion of convertible debt	–	–	–	33,516	30,433	28,524	–		–	–
Contributed surplus	–	–	–	–	–	2,835	2,835	2,835	2,819	2,940
Contributed surplus – stock-based compensation	**2,396**	707	311	–	–	–	–	–	–	–
Cumulative translation adjustment	**2,447**	3,241	4,162	5,307	6,496	7,704	2,814	6,721	–	–
Retained earnings (deficit)	**254,782**	128,646	39,667	29,450	19,970	(17,635)	(7,118)	(5,696)	1,519	(3,057)
	443,279	310,863	221,300	242,606	230,586	210,229	161,552	165,879	166,087	165,297
	753,381	574,653	453,582	457,580	477,125	474,091	193,750	185,120	190,990	210,035

Per Share Data *(except number outstanding)*	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Earnings (loss) $	**1.49**	1.03	0.11	0.10	0.22	(0.19)	0.01	(0.06)	0.06	0.10
Earnings (loss) CDN$	**1.80**	1.34	0.16	0.16	0.34	(0.29)	0.02	(0.10)	0.09	0.15
Cash flow from operating activities $	**2.62**	1.73	0.65	0.62	0.87	0.39	0.22	0.15	0.28	0.23
Cash flow from operating activities CDN$	**3.17**	2.25	0.90	0.97	1.35	0.60	0.34	0.23	0.43	0.36
Working capital	**3.59**	2.35	1.05	0.49	0.69	0.62	0.89	0.82	0.83	1.18
Dividends per share CDN$	**0.20**	–	–	–	–	0.05	0.05	–	–	–
Book value $	**4.65**	3.29	2.36	2.62	2.54	2.32	2.13	2.21	2.21	2.16
Book value CDN$	**5.41**	3.96	3.06	4.14	4.05	3.47	3.30	3.42	3.43	3.34
Closing price CDN$	**11.78**	6.38	6.75	3.71	3.80	2.25	2.80	2.60	3.43	8.00
Shares outstanding at year end (#000's)	**96,306**	94,401	93,849	92,452	90,755	90,730	75,730	75,170	74,989	76,616

Management's Responsibility for Financial Reporting

All information in the Annual Report, including the accompanying consolidated financial statements and management's discussion and analysis of the consolidated financial position and results of operation ("MD&A") of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements and MD&A.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of three directors, none of whom are members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and MD&A and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.



James W. Gill
President and Chief Executive Officer



John L. Knowles
Executive Vice-President, Finance and Chief Financial Officer

Auditors' Report

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.



PricewaterhouseCoopers LLP
Toronto, Ontario

January 31, 2006

Consolidated Statements of Operations

For the years ended December 31
(in thousands of United States dollars except per share amounts)

	2005	2004
	$	$
Mining revenues	**446,945**	336,880
Expenses		
Mining	**167,230**	146,673
Business development	**7,402**	4,315
Administration	**7,191**	6,250
Depreciation and amortization	**32,820**	30,517
Mine closure and site restoration	**3,499**	2,454
Interest on long-term debt	**8,438**	8,438
Stock-based compensation	**1,689**	396
Interest and other *(note 7)*	**(4,417)**	(39)
	223,852	199,004
Earnings before taxes and non-controlling interests	**223,093**	137,876
Income and resource taxes *(note 8)*	**(40,112)**	(23,269)
Earnings before non-controlling interests	**182,981**	114,607
Non-controlling interests	**(40,704)**	(17,672)
Net earnings for the year	**142,277**	96,935
Basic earnings per share *(note 6(d))*	**1.49**	1.03
Diluted earnings per share *(note 6(d))*	**1.48**	1.02

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

For the years ended December 31
(in thousands of United States dollars)

	2005	2004
	$	$
Retained earnings – beginning of year	**128,646**	39,667
Net earnings for the year	**142,277**	96,935
Dividends on common shares	**(16,141)**	(7,956)
Retained earnings – end of year	**254,782**	128,646

See accompanying notes to consolidated financial statements.

Consolidated Segmented Statements of Operations

For the years ended December 31
(in thousands of United States dollars)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	27,211	95,316	324,418	–	**446,945**
Expenses					
Mining	13,066	33,237	120,927	–	167,230
Business development	–	–	–	7,402	**7,402**
Administration	–	–	–	7,191	**7,191**
Depreciation and amortization	766	8,494	23,310	250	**32,820**
Mine closure and site restoration	502	554	2,443	–	**3,499**
Interest on long-term debt	–	–	–	8,438	**8,438**
Stock-based compensation	–	–	–	1,689	**1,689**
Interest and other	(1,076)	243	4,923	(8,507)	**(4,417)**
	13,258	42,528	151,603	16,463	**223,852**
Earnings (loss) before taxes and non-controlling interests	13,953	52,788	172,815	(16,463)	**223,093**
Income and resource taxes	(2,116)	(8,151)	(29,870)	25	**(40,112)**
Earnings (loss) before non-controlling interests	11,837	44,637	142,945	(16,438)	**182,981**
Non-controlling interests	–	(15,261)	(25,443)	–	**(40,704)**
Net earnings (loss)	11,837	29,376	117,502	(16,438)	**142,277**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	41,150	64,357	231,373	–	336,880
Expenses					
Mining	19,481	26,156	101,036	–	146,673
Business development	–	–	–	4,315	4,315
Administration	–	–	–	6,250	6,250
Depreciation and amortization	2,560	5,811	20,423	1,723	30,517
Mine closure and site restoration	223	528	1,703	–	2,454
Interest on long-term debt	–	–	–	8,438	8,438
Stock-based compensation	–	–	–	396	396
Interest and other	(4)	216	1,016	(1,267)	(39)
	22,260	32,711	124,178	19,855	199,004
Earnings (loss) before taxes and non-controlling interests	18,890	31,646	107,195	(19,855)	137,876
Income and resource taxes	(8,080)	(2,215)	(18,767)	5,793	(23,269)
Earnings (loss) before non-controlling interests	10,810	29,431	88,428	(14,062)	114,607
Non-controlling interests	–	(8,829)	(8,843)	–	(17,672)
Net earnings (loss)	10,810	20,602	79,585	(14,062)	96,935

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

As at December 31
(in thousands of United States dollars)

	2005	2004
	$	$
Assets		
Current		
Cash	**361,263**	206,520
Receivables	**11,751**	14,242
Inventories and prepaid expenses *(note 2)*	**62,934**	52,750
	435,948	273,512
Property, plant and equipment *(note 3)*	**290,919**	273,887
Future income and resource taxes *(note 8(c))*	**3,387**	5,506
Long-term copper inventory and other *(note 4)*	**23,127**	21,748
	753,381	574,653
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**55,224**	28,517
Dividends payable	**12,384**	7,849
Copper price participations *(note 12(e))*	**15,959**	10,000
Payable to non-controlling interests	**6,534**	–
Current portion of obligation under capital leases *(note 12(a))*	**3,387**	3,847
Current portion of mine closure and site restoration *(note 13)*	**718**	1,946
	94,206	52,159
Senior notes *(note 5(a))*	**125,000**	125,000
Obligation under capital leases *(note 12(a))*	**6,060**	8,952
Future income and resource taxes *(note 8(c))*	**24,897**	19,396
Mine closure and site restoration *(note 13)*	**26,831**	23,025
Non-controlling interests	**33,108**	35,258
	215,896	211,631
	310,102	263,790
Contingency and commitments *(notes 12 and 16)*		
Shareholders' equity		
Share capital *(note 6)*	**183,654**	178,269
Contributed surplus – stock-based compensation	**2,396**	707
Cumulative translation adjustment *(note 3(b))*	**2,447**	3,241
Retained earnings	**254,782**	128,646
	443,279	310,863
	753,381	574,653

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:



Director



Director

Consolidated Segmented Balance Sheets

As at December 31
(in thousands of United States dollars)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	1,489	45,224	37,805	276,745	**361,263**
Receivables	233	2,410	6,442	2,666	**11,751**
Inventories and prepaid expenses	70	9,798	50,630	2,436	**62,934**
	1,792	57,432	94,877	281,847	**435,948**
Property, plant and equipment	–	32,392	219,577	38,950	**290,919**
Future income and resource taxes	–	–	–	3,387	**3,387**
Long-term copper inventory and other	–	–	22,057	1,070	**23,127**
	1,792	89,824	336,511	325,254	**753,381**
Liabilities					
Current					
Accounts payable and accrued liabilities	566	7,579	38,740	8,339	**55,224**
Dividends payable	–	–	–	12,384	**12,384**
Copper price participation	–	–	5,959	10,000	**15,959**
Payable to non-controlling interests	–	–	6,534	–	**6,534**
Current portion of obligation under capital leases	–	–	3,387	–	**3,387**
Current portion of mine closure and site restoration	718	–	–	–	**718**
	1,284	7,579	54,620	30,723	**94,206**
Senior notes	–	–	–	125,000	**125,000**
Obligation under capital leases	–	–	6,060	–	**6,060**
Future income and resource taxes	–	3,670	21,227	–	**24,897**
Mine closure and site restoration	1,364	5,037	19,689	741	**26,831**
Non-controlling interests	–	25,453	7,655	–	**33,108**
	2,648	41,739	109,251	156,464	**310,102**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	461	981	10,988	194,090	206,520
Receivables	10,804	1,116	1,837	485	14,242
Inventories and prepaid expenses	401	11,716	40,411	222	52,750
	11,666	13,813	53,236	194,797	273,512
Property, plant and equipment	1,427	33,433	230,607	8,420	273,887
Future income and resource taxes	–	2,119	–	3,387	5,506
Long-term copper inventory and other	–	–	20,426	1,322	21,748
	13,093	49,365	304,269	207,926	574,653
Liabilities					
Current					
Accounts payable and accrued liabilities	1,629	2,567	16,264	8,057	28,517
Dividends payable	–	–	–	7,849	7,849
Copper price participation	–	–	–	10,000	10,000
Current portion of obligation under capital leases	–	368	3,479	–	3,847
Current portion of mine closure and site restoration	1,946	–	–	–	1,946
	3,575	2,935	19,743	25,906	52,159
Senior notes	–	–	–	125,000	125,000
Obligation under capital leases	–	–	8,952	–	8,952
Future income and resource taxes	–	–	19,396	–	19,396
Mine closure and site restoration	1,141	4,424	16,743	717	23,025
Non-controlling interests	–	13,827	21,431	–	35,258
	4,716	21,186	86,265	151,623	263,790

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

For the years ended December 31
(in thousands of United States dollars except per share amounts)

	2005	2004
	$	$
Operating activities		
Net earnings for the year	142,277	96,935
Non-cash items –		
Depreciation and amortization	32,820	30,517
Future income and resource taxes	7,620	15,190
Mine closure and site restoration	1,983	2,454
Gain on sale of marketable securities	(1,864)	(38)
Gain on disposal of property, plant and equipment	(684)	(82)
Interest on obligation on properties purchased	35	400
Stock-based compensation	1,689	396
Copper price participation	5,959	–
Non-controlling interests	40,704	17,672
	230,539	163,444
Net change in non-cash working capital items *(note 9)*	19,240	(84)
	249,779	163,360
Financing activities		
Dividends on common shares	(11,773)	–
Repayments of capital leases	(3,711)	(5,841)
Payments to non-controlling interests	(36,276)	(16,882)
Common shares issued	5,385	1,109
Foreign exchange and other	(747)	(435)
Advances to Quebrada Blanca minesite employees	(1,929)	(1,679)
	(49,051)	(23,728)
Investing activities		
Payment of copper price participation	(10,000)	–
Property, plant and equipment	(22,586)	(4,649)
Mineral property development	(16,549)	(1,463)
Payments on properties purchased	(245)	(2,495)
Proceeds on sale of marketable securities	1,864	38
Proceeds on disposal of property, plant and equipment	1,531	144
	(45,985)	(8,425)
Increase in cash for the year	154,743	131,207
Cash – beginning of year	206,520	75,313
Cash – end of year	361,263	206,520

See accompanying notes to consolidated financial statements.

Consolidated Segmented Statements of Cash Flow

For the years ended December 31
(in thousands of United States dollars)

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	11,837	29,376	117,502	(16,438)	**142,277**
Non-cash items	(934)	30,097	58,987	112	**88,262**
	10,903	59,473	176,489	(16,326)	**230,539**
Net change in non-cash working capital items	9,838	5,636	7,652	(3,886)	**19,240**
	20,741	65,109	184,141	(20,212)	**249,779**
Financing activities					
Dividends on common shares	–	–	–	(11,773)	**(11,773)**
Repayments of capital leases	–	(365)	(3,346)	–	**(3,711)**
Payments to non-controlling interests	–	(3,589)	(32,687)	–	**(36,276)**
Common shares issued	–	–	–	5,385	**5,385**
Foreign exchange and other	343	(246)	(955)	111	**(747)**
Advances to Quebrada Blanca minesite employees	–	–	(1,929)	–	**(1,929)**
	343	(4,200)	(38,917)	(6,277)	**(49,051)**
Investing activities					
Payment of copper price participation	–	–	–	(10,000)	**(10,000)**
Property, plant and equipment	–	(7,181)	(1,587)	(13,818)	**(22,586)**
Mineral property development	–	–	–	(16,549)	**(16,549)**
Payment on property purchased	–	–	–	(245)	**(245)**
Other	1,531	–	–	1,864	**3,395**
	1,531	(7,181)	(1,587)	(38,748)	**(45,985)**
Inter-segment distributions to corporate	(21,587)	(9,485)	(116,820)	147,892	–
Increase in cash for the period	1,028	44,243	26,817	82,655	**154,743**
Cash – beginning of period	461	981	10,988	194,090	**206,520**
Cash – end of period	1,489	45,224	37,805	276,745	**361,263**

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	10,810	20,602	79,585	(14,062)	96,935
Non-cash items	8,565	17,382	43,942	(3,380)	66,509
	19,375	37,984	123,527	(17,442)	163,444
Net change in non-cash working capital items	(3,276)	(4,488)	59	7,621	(84)
	16,099	33,496	123,586	(9,821)	163,360
Financing activities					
Repayments of capital leases	–	(2,606)	(3,235)	–	(5,841)
Common shares issued	–	–	–	1,109	1,109
Payments to non-controlling interests	–	(9,066)	(7,816)	–	(16,882)
Foreign exchange and other	(69)	(150)	1	(217)	(435)
Advances to Quebrada Blanca minesite employees	–	–	(1,679)	–	(1,679)
	(69)	(11,822)	(12,729)	892	(23,728)
Investing activities					
Property, plant and equipment	–	(3,022)	(1,503)	(124)	(4,649)
Mineral property development	–	–	–	(1,463)	(1,463)
Payments on properties purchased	–	–	–	(2,495)	(2,495)
Other	97	–	40	45	182
	97	(3,022)	(1,463)	(4,037)	(8,425)
Inter-segment distributions to corporate	(15,969)	(18,876)	(109,334)	144,179	–
Increase (decrease) in cash for the year	158	(224)	60	131,213	131,207
Cash – beginning of year	303	1,205	10,928	62,877	75,313
Cash – end of year	461	981	10,988	194,090	206,520

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004 (in thousands of United States dollars except where otherwise noted)

1. Accounting policies

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively, "Aur"). Subsidiaries include two Chilean private companies, Compañía Minera Carmen de Andacollo ("CDA") and Compañía Minera Quebrada Blanca S.A. ("CMQB"). Aur's 30% interest in the Louvicourt joint venture is proportionately consolidated.

(b) Segmented information

Aur is in the mineral resource business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur's 30% proportionate interest in the Louvicourt Mine which prior to August 2005 produced copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur's consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce cathode copper. The Corporate segment is responsible for the management of Aur's cash and investment portfolio, exploration and other business development activities, certain other non-producing assets and provides management, administrative and support services to Aur's other segments. The accounting policies of the segments are the same as those described below.

(c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include metal sales receivables, in-process inventories, future income and resource tax assets and liabilities, the physical and economic lives of mining assets, salvage values and mine closure and site restoration costs. Actual results may differ from those estimates.

(d) Revenue recognition and receivables

Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement prices for specified quotational periods. Revenues are recognized when title passes in the month of shipment at the net realizable value based upon metal prices for the month of the sale. Any changes in prices used to calculate the actual net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(e) Cash

Cash includes cash on deposit and term deposits with maturities of 3 months or less at time of acquisition.

(f) Inventories

Materials and supplies are valued at the lower of average cost and estimated net realizable value. Cathode copper and in-process inventories are valued at the lower of cost, including depreciation and amortization of mine assets and net realizable value. Cost is determined primarily on the basis of average cost. Long-term copper inventory is valued at the lower of historic cost and estimated net realizable value.

Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Property, plant and equipment

i) Mineral property and exploration costs

Mineral property and exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having mineral reserves and/or resources with the potential of being developed into a mine, and/or have the characteristics of property, plant and equipment, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. These costs are transferred to development costs once the development of the mine commences.

ii) Plant and equipment

Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Other equipment with useful lives less than the estimated life of the mine are depreciated using the straight-line method over 3 to 8 years, but not to exceed the estimated life of the mine.

iii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. Amounts shown as development costs are net of metal recoveries prior to commercial production.

iv) Mining equipment under capital lease

Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital lease is amortized using the straight-line method over the estimated life of the leased asset, but not to exceed the life of the mine. Lease payments under operating leases are charged to earnings as incurred.

v) Corporate

Corporate fixed assets are recorded at cost and are depreciated using the straight-line method based on the estimated useful life of the asset. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi) Capitalization of financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are amortized from the time that mining operations commence commercial production. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness that is repaid before maturity are written-off in the period in which the indebtedness is repaid.

vii) Carrying value

Aur reviews the carrying value of its producing and development mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction to fair value is made with a corresponding charge to earnings.

(h) Mine closure and site restoration costs

Mine closure and site restoration costs are comprised of asset retirement obligations, employee severance and ongoing expenditures related to the protection of the environment.

The fair value of a liability for an asset retirement obligation is recognized when it is incurred. Also, when a liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded. On an annual basis, the fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine's life.

Mine closure costs for employee severance are accrued as earned using a pre-determined formula based upon the employees' number of years of employment service with the mine.

Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(i) Translation of foreign currencies

Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

(j) Income and resource taxes

Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method of tax allocation, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized. The federal large corporation's tax on capital is included in the provision for income taxes.

(k) Financial instruments

Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(l) Pension costs

The costs of defined contribution plans, representing Aur's required contribution based on specified percentage of salaries, as mandated by government regulations, or as actuarially determined, are charged to earnings as contributions are made. The costs of defined benefit plans earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of plan members and mortality, plus a discount rate based on market rates at the measurement date. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee groups which range from 1 year to 14 years.

(m) Share purchase options

Aur has a common share purchase option plan. Aur accounts for share purchase options using the fair value method. For option awards, fair value is measured at the grant date using the Black-Scholes valuation model and is recognized as stock based compensation expense and shareholders' equity over the vesting period of the options granted. Consideration paid on exercise of share options is recorded as share capital.

(n) Deferred financing costs

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate. Unamortized financing fees related to indebtedness which are repaid before maturity are written-off in the period in which the indebtedness is repaid.

(o) Comparative figures

Certain comparative figures for 2004 have been reclassified to conform to this year's presentation.

2. Inventories and prepaid expenses

	2005	2004
	$	$
Cathode copper	**2,867**	2,183
In-process inventories	**43,808**	38,375
Mine supplies	**12,172**	10,488
Prepaid expenses	**4,087**	1,704
	62,934	52,750

The amount of depreciation and amortization capitalized to cathode copper and in-process inventories was $401 (2004 – $368) and $5,594 (2004 – $6,219), respectively.

3. Property, plant and equipment

	2005			2004		
	Cost	**Accumulated amortization**	**Net book value**	Cost	Accumulated amortization	Net book value
	$	**$**	**$**	$	$	$
Plant and equipment	**357,814**	**169,549**	**188,265**	353,220	159,399	193,821
Development costs	**113,871**	**45,366**	**68,505**	106,513	54,172	52,341
Mining equipment under capital lease	**17,172**	**5,133**	**12,039**	21,254	7,600	13,654
Asset retirement cost	**5,293**	**2,764**	**2,529**	6,991	3,294	3,697
Corporate and other	**21,940**	**2,359**	**19,581**	11,778	1,404	10,374
	516,090	**225,171**	**290,919**	499,756	225,869	273,887

(a) Louvicourt

The Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d'Or, Quebec, Canada is held through a joint venture with Aur being the operator. The Louvicourt Mine ceased operation on July 12, 2005. Decommissioning and reclamation of the mine has commenced under the terms of its mine closure plan as submitted to the Ministère des Resources Naturelles du Québec.

Aur holds a 30% interest while its joint venture partners, Novicourt Inc. and Teck Cominco Limited ("Teck Cominco"), hold 45% and 25% interests, respectively. Aur's consolidated financial statements reflect 30% of the assets, liabilities, revenues, expenses and cash flow of the joint venture.

(b) Andacollo

The Andacollo open-pit copper mine, located near the town of Andacollo, Coquimbo, Chile, is owned by CDA. The current mine plan envisions mining operations continuing until late 2010.

CDA's share capital is comprised of Series A and Series B shares. The Series A shares represent 90% of the voting and dividend rights of the CDA shares. Aur owns 70% of the Series A shares while Compañía Minera del Pacífico ("CMP"), a Chilean public company, owns the remaining 30% of the Series A shares. The owners of the Series A shares provided all the capital for the development of the Andacollo mine. The Series B shares are owned by Empresa Nacional de Minería ("ENAMI"), a Chilean government entity, and represent 10% of the voting and dividend rights of the CDA shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time. When combined with the Series B shares of CDA, Aur's 70% and CMP's 30% holdings of the Series A shares equate to 63% and 27% interests, respectively, in CDA's total voting and dividend rights.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CDA with CMP's 30% Series A share interest being reflected as non-controlling interest. Due to preferential rights to cash flows related to shareholder obligations of CDA incurred to develop the mine, Aur had the right to receive, as at December 31, 2004, 70% of the first $12,000, plus interest of CDA's net cash flow and 63% of all cash distributions thereafter. CDA's debt obligations were fully repaid in June 2005 and Aur then became entitled to receive 63% of all cash distributions of CDA.

Included in Andacollo's property, plant and equipment is $2,447 (2004 – $3,241) pertaining to the cumulative translation adjustment in shareholders' equity. This asset is amortized on a units-of-production basis over the estimated life of the mine. The impact of this amortization on Aur's earnings is $nil as the amortization as a result of the foregoing is offset by the amortization through earnings of the cumulative translation adjustment on a units-of-production basis over the estimated life of the mine.

(c) Quebrada Blanca

The Quebrada Blanca open-pit copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. The current mine plan envisions mining operations continuing until 2016.

CMQB's share capital is comprised of Series A, Series B and Series C shares. The Series A shares represent 85% of voting and dividend rights of the CMQB shares. Aur owns 90% of the Series A shares, while Inversiones Mineras S.A. ("IMSA"), a Chilean private company, owns the remaining 10% of the Series A shares. The owners of the Series A shares provided all the capital for the development of the Quebrada Blanca mine. The Series B shares are owned by ENAMI and represent 10% of the voting and dividend rights of CMQB's shares. The Series B shares are required to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. The Series C shares are owned by IMSA and represent 5% of the voting and dividend rights of the CMQB shares. The Series C shares are required to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time. When combined with the Series B and Series C shares, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total voting and dividend rights. When combined with its 10% Series A shareholding, IMSA's 100% holding of Series C shares equates to a 13.5% interest in CMQB's total voting and dividend rights.

Aur's consolidated financial statements reflect 100% of the assets, liabilities, revenues, expenses and cash flow of CMQB with IMSA's 10% Series A share interest reflected as a non-controlling interest. Due to preferential rights to cash flows related to shareholder debt and other obligations of CMQB owed to Aur, Aur had the right to receive as at December 31, 2004, 100% of the next $11,000, plus interest, of CMQB's net cash flows and 76.5% of all cash distributions thereafter. CMQB's debt obligations were fully repaid in June 2005 and Aur then became entitled to receive 76.5% of all future cash distributions of CMQB.

(d) Duck Pond

A decision to proceed with the construction of the Duck Pond copper-zinc deposit located in central Newfoundland was made in December 2004 with production anticipated to begin in the fourth quarter of 2006.

The capital investment to construct the mine is estimated at $87,000, of which $30,367 was incurred in 2005 with the balance to be spent in 2006. Included in capitalized corporate development costs is $38,414 (2004 – $8,047) for development work.

4. Long-term copper inventory and other

	2005	2004
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing costs	**1,070**	1,322
Advances to Quebrada Blanca minesite employees	**3,310**	1,679
	23,127	21,748

(a) Long-term in-process copper inventory

Long-term in-process copper inventory is in-process inventory that is segregated and not currently scheduled to be recovered until near the end of the Quebrada Blanca mine's life, currently envisioned to be 2016.

(b) Deferred financing costs

Deferred financing costs are the unamortized balance of the fees and expenses incurred to issue Aur's $125,000 of senior notes and is net of $691 of amortization (2004 – $439). This amount is being amortized on a straight-line basis over the term of the senior notes.

(c) Advances to Quebrada Blanca minesite employees

During 2005, CMQB advanced to employees that work at the minesite a $1,929 loan which is to be repaid from their overtime earnings until June 2008. During 2004, CMQB provided interest free loans of up to 48 months in the amount of $1,679 to certain employees, of which $298 were repaid in 2005.

5. Credit Facilities

(a) Senior notes

On March 10, 2003, Aur issued $125,000 of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment. The net proceeds from the Notes were principally used to fully repay Aur's bank loan.

The Notes have customary financial covenants for unsecured notes and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that Aur continues to meet the covenants under the Notes.

The terms of the Notes provide that security cannot be granted over assets comprising in excess of 20% of Aur's consolidated shareholders' equity, subject to certain exceptions including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.

(b) Working capital facilities

CDA has a working capital facility with a Chilean bank for up to $2,000 (2004 – $2,000), maturing August 31, 2006. CMP guarantees 30% of the working capital facility.

CMQB has working capital facilities with a Chilean bank for up to $3,400 (2004 – $1,500) maturing June 30, 2006.

The working capital facilities have no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 2005 and 2004, no amounts were outstanding under these facilities.

6. Share capital

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series.

(b) Issued and outstanding

	2005		2004	
	Shares	Amount	Shares	Amount
	#000's	$	#000's	$
Common shares				
Balance – beginning of year	**94,401**	**178,269**	93,849	177,160
Issued during the year –				
Share purchase options exercised	**1,905**	**5,385**	552	1,109
Balance – end of year	**96,306**	**183,654**	94,401	178,269

(c) Stock-based compensation plans

At December 31, 2005, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and certain senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars. The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 2005:

	Outstanding			Exercisable	
Range of exercise prices per share	**Balance**	**Weighted average months remaining**	**Weighted average exercise price per share**	**Balance**	**Weighted average exercise price per share**
CDN$	**#000's**	**#**	**CDN$**	**#000's**	**CDN$**
2.18 to 3.91	**295**	**23**	**3.52**	**115**	**3.59**
4.10 to 5.90	**330**	**33**	**5.28**	**161**	**4.78**
6.11 to 8.05	**1,771**	**50**	**6.67**	**404**	**6.54**
10.40 to 11.21	**480**	**59**	**11.17**	**165**	**11.19**
	2,876			**845**	

The number of stock options outstanding at December 31, 2005 represents 3.0% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the years ended December 31, 2005 and 2004:

	2005		2004	
	Shares	**Weighted average exercise price per share**	Shares	Weighted average exercise price per share
	#000's	**CDN$**	#000's	CDN$
Balance – beginning of year	**2,465**	**3.56**	2,553	2.85
Granted	**2,316**	**7.61**	512	6.07
Exercised	**(1,905)**	**3.37**	(552)	2.52
Expired	**–**	**–**	(23)	8.10
Forfeited	**–**	**–**	(25)	1.96
Balance – end of year	**2,876**	**6.94**	2,465	3.56
Exercisable – end of year	**845**	**6.71**	1,676	2.92

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 1.2% (2004 – 1.6%), expected volatility of 42% (2004 – 42%), risk-free interest rate of 3.5% (2004 – 2.7%) and expected life of 27 months (2004 – 36 months). The unamortized stock-based compensation amounts will be expensed as follows:

	$
2006	1,538
2007	1,149
2008	1,094
2009	717
2010	1,135
	5,633

(d) Earnings per share

	2005	2004
	$	$
(i) Basic		
Numerator:		
Net earnings available to shareholders	**142,277**	96,935
Denominator:		
Weighted average shares outstanding	**95,307**	94,199
Basic earnings per share	**1.49**	1.03
(ii) Diluted		
Numerator:		
Income available to shareholders	**142,277**	96,935
Denominator:		
Weighted average shares outstanding	**95,307**	94,199
Potential net incremental issuance of shares from share options	**401**	1,080
Potential net incremental issuance from stock-based compensation	**126**	124
Shares outstanding plus assumed issuances	**95,834**	95,403
Diluted earnings per share	**1.48**	1.02

7. Interest and other

	2005	2004
	$	$
Interest on obligation under capital leases	**547**	710
Interest and other income	**(9,525)**	(3,007)
Interest and other financing costs	**675**	649
ENAMI copper price participation	**5,959**	–
Foreign exchange	**147**	1,155
Gain on sale of marketable securities	**(1,864)**	(38)
Gain on disposal of property, plant and equipment	**(684)**	(82)
Miscellaneous	**328**	574
	(4,417)	(39)

8. Income and resource taxes

(a) Geographic components

The geographic components of earnings (loss) before taxes and non-controlling interests were as follows:

	2005	2004
	$	$
Earnings (loss) before taxes and non-controlling interests:		
Canada	**1,047**	2,725
Chile	**221,816**	135,880
Other	**230**	(729)
	223,093	137,876

The geographic components of the tax expense (recovery) were as follows:

	2005	2004
	$	$
Current:		
Canada	**2,106**	8,122
Chile	**30,402**	5,792
Other	**(16)**	20
	32,492	13,934
Future:		
Canada	**–**	(5,855)
Chile	**7,620**	15,190
	7,620	9,335
	40,112	23,269

(b) Income and resource taxes reconciliation

The reconciliation between taxes calculated by applying the statutory tax rate to pre-tax income and income tax expense is as follows:

	2005	2004
	$	$
Earnings before taxes and non-controlling interests	**223,093**	137,876
Canadian combined, federal and provincial income tax rate	**32%**	32%
Expected income taxes	**71,390**	44,120
Tax effect of:		
Foreign taxes at different rates	**(32,679)**	(22,304)
Non-taxable income	**(1,315)**	(779)
Resource allowance	**(827)**	(1,371)
Quebec mining duties	**2,116**	2,226
Other	**1,437**	1,335
	40,122	23,227
Large corporations tax	**(10)**	42
Income tax expense	**40,112**	23,269

(c) Future income and resource taxes and loss carryforwards

As at December 31, the significant components within Aur's future tax assets and liabilities were as follows:

	2005	2004
	$	$
Capital losses	**1,665**	1,591
Property, plant and equipment	**(26,550)**	(25,344)
Canadian resource deductions	**12,863**	11,985
Reclamation liabilities	**5,044**	3,961
Non-capital losses	**5,084**	9,868
Other	**605**	1,299
Net future income tax asset (liability) before valuation allowance	**(1,289)**	3,360
Valuation allowance	**(20,221)**	(17,250)
Net future income tax asset (liability)	**(21,510)**	(13,890)
Less future tax liability	**24,897**	19,396
Future tax asset	**3,387**	5,506

Aur has Canadian resource deductions of $58,622 (2004 – $56,720) which were categorized as successored for purposes of the Income Tax Act (Canada). No amount has been taken into account with respect to these losses in determining Aur's net future income tax asset.

9. Supplementary cash flow information

	2005	2004
	$	$
Net change in non-cash working capital items:		
Receivables	**2,491**	(2,055)
Inventories and prepaid expenses	**(10,184)**	(8,198)
Accounts payable and accrued liabilities	**26,933**	10,169
	19,240	(84)
Other information:		
Interest paid	**8,438**	8,438
Income, resource and capital taxes paid	**11,776**	2,513

Included in accounts payable is the current portion of obligation on properties purchased.

10. Joint venture

Aur holds a 30% interest in the Louvicourt Mine joint venture. This operation is accounted for using the proportionate consolidation method. Aur's share of the revenues, assets, liabilities, cash and cash flow of the joint venture is as follows:

	2005	2004
	$	$
Revenues	**27,211**	41,150
Expenses	**13,258**	22,260
Earnings before taxes	**13,953**	18,890
Current assets	**1,792**	11,666
Current liabilities	**1,284**	3,575
Working capital	**508**	8,091
Assets	**1,792**	13,093
Liabilities	**2,648**	4,716
Net investment	**(856)**	8,377
Cash flow from (used by):		
Operating activities	**20,741**	16,099
Financing activities	**343**	(69)
Investing activities	**1,531**	97
Net cash flow	**22,615**	16,127
Cash	**1,489**	461

11. **Geographic distribution of segmented information**

	2005		2004	
	Mining revenues	**Property, plant and equipment**	Mining revenues	Property, plant and equipment
	$	**$**	$	$
Canada	**27,211**	**38,950**	41,150	9,847
Chile	**419,734**	**251,969**	295,730	264,040
	446,945	**290,919**	336,880	273,887

There were no significant inter-segment sales or transfers.

Aur sold 100% of its copper and zinc concentrates produced by the Canadian Louvicourt segment to Falconvridge Ltd. ("Falconbridge"). Cathode copper produced by the Chilean Andacollo and Quebrada Blanca segments were sold to a number of purchasers.

12. **Commitments**

(a) Obligation under capital leases

The following is a schedule of future minimum lease payments for mobile mining equipment under capital leases expiring in various periods up to 2010:

	$
2006	3,718
2007	2,768
2008	2,069
2009	1,567
2010	174
Total lease payments	10,296
Less interest	(849)
Total present value of lease payments	9,447
Current portion	3,387
	6,060

(b) Operating leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2006	655
2007	574
2008	563
2009	487
2010	–
	2,279

(c) Copper and zinc concentrate sales agreements

Pursuant to a sales agreement with Falconbridge Ltd. ("Falconbridge"), Aur sold to Falconbridge its share of copper concentrates and zinc concentrates produced from the Louvicourt Mine in 2005. The prices paid for the copper, silver and gold contained in the concentrates were based on London Metal Exchange ("LME") quotations for the quotational period. The quotational period for copper and zinc, silver and gold was the third, second and first month, respectively, following receipt of the concentrates at the relevant smelter. The Louvicourt Mine ceased production in July 2005.

(d) Cathode copper sales agreements

(i) Pursuant to sales agreements with four metals trading entities, Aur has committed to deliver approximately 5,000 tonnes of Quebrada Blanca's cathode copper per month to those purchasers during 2006. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is generally equal to the LME average cash settlement price for copper for the second month subsequent to the month of sale plus an agreed upon premium.

(ii) Pursuant to a sales agreement with a metals trading entity, Aur has committed to deliver 1,400 tonnes of Andacollo's cathode copper per month to the purchaser during 2006. Aur generally receives payments on presentation of documents for shipment in Chile. The settlement price is equal to the LME average cash settlement price for copper for the second month subsequent to the month of sale plus an agreed upon premium.

(e) Copper price participation agreements

(i) Andacollo

ENAMI is entitled to receive, under the by-laws of CDA and in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain United States inflation-adjusted threshold prices for such year, a payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. As at December 31, 2005, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of dividends paid that ENAMI is entitled to receive as an additional payment were, respectively, as follows: $1.41 to $1.53 per pound, 1%; $1.53 to $1.66 per pound, 2%; $1.67 to $1.78 per pound, 3%; $1.79 to $1.92 per pound, 4%; $1.93 or greater per pound, 5%. No dividends are expected to be declared by CDA in 2006 as CDA's cash balances will be retained for the purposes of funding a portion of the capital expenditures to develop the Andacollo Hypogene Deposit unless a development decision is not made. No copper price participation amount is therefore expected to become payable to ENAMI for 2006.

(ii) Quebrada Blanca

Teck Cominco is entitled to a copper price participation payment of $10 million for 2006 and $2.5 million quarterly, beginning in 2007 to a maximum of $40 milion on or before December 31, 2012, if the United States inflation adjusted copper price exceeds a threshold amount, which was $1.26 per pound at December 31, 2005. Aur paid Teck Cominco $10 million on January 7, 2005, for 2004 and accrued a further $10 million liability for 2005 at December 31, 2005, as the copper price exceeded the threshold amount in both years. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. On January 6, 2006, the $10 million payment for 2005 was made, leaving a maximum of $20 million of future payments which depend upon future copper prices.

ENAMI is entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The average realized copper price for 2005 exceeded the inflation adjusted copper price for the year. Accordingly, a $6.0 million liability to ENAMI has been accrued at December 31, 2005, representing the 2005 obligation with a corresponding increase in the line item entitled "Interest and other" on the Consolidated Statements of Operations. The total liability to ENAMI for 2005 will be determined in March 2006 by which time the realized copper price for 2005 will be known due to the M+2 quotation period applicable to the majority of the Quebrada Blanca Mine production.

13. Mine closure and site restoration

	2005				
	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Asset retirement obligations					
Balance, beginning of year	2,067	2,059	7,506	717	**12,349**
Liabilities settled	(832)	–	–	–	**(832)**
Accretion expense	367	85	–	–	**452**
Adjustments to carrying value of assets	(110)	(85)	–	24	**(171)**
Balance, end of year	1,492	2,059	7,506	741	**11,798**
Less: current portion	(179)	–	–	–	**(179)**
	1,313	2,059	7,506	741	**11,619**
Severance	590	2,978	12,183	–	**15,751**
Less: current portion	(539)	–	–	–	**(539)**
	51	2,978	12,183	–	**15,212**
	1,364	5,037	19,689	741	**26,831**

	2004				
	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Asset retirement obligations					
Balance, beginning of year	581	1,929	7,195	665	10,370
Liabilities incurred	1,366	–	–	–	1,366
Accretion expense	120	130	311	52	613
Balance, end of year	2,067	2,059	7,506	717	12,349
Less: current portion	(926)	–	–	–	(926)
	1,141	2,059	7,506	717	11,423
Severance	1,020	2,365	9,237	–	12,622
Less: current portion	(1,020)	–	–	–	(1,020)
	–	2,365	9,237	–	11,602
	1,141	4,424	16,743	717	23,025

The total undiscounted amount of estimated cash flows required to settle the asset retirement obligations is $1,364 after 2006, $5,037 after 2010 and $19,689 payable after 2016 for the Louvicourt, Andacollo and Quebrada Blanca mines, respectively. The credit adjusted risk free rate at which the cash flows have been discounted was 6.75%.

14. Pension plans and benefits

Defined contribution plans

Aur's non-executive Canadian employees participate in one of two defined contribution pension plans. Aur also maintains defined contribution arrangements for certain executives as part of Aur's executive pension plan (the "executive plan"). Aur's contributions to these plans were $601 in 2005 and $348 in 2004.

Executive plan and defined benefit plans

Aur maintains defined benefit plans (comprised of registered and non-registered elements) for certain senior executives under the executive plan. Pension benefits under the executive plan are calculated based on length of service and final average earnings.

Aur also maintains a defined benefit plan (the "DB plan") for former employees of a predecessor company. There are no active employees in the DB plan.

Actuarial valuations for funding purposes for the executive plan and the DB plan are performed at least triennially with the latest valuations completed as at January 1, 2004 and the next valuations being required no later than January 1, 2007. The measurement date for the plans is December 31.

Information on the executive plan and DB plan is as follows:

	2005	2004
	$	$
Accrued benefit obligation		
Balance – beginning of year	**12,037**	10,414
Current service cost (employer portion)	**212**	291
Interest cost	**578**	634
Plan amendments	**447**	–
Benefits paid	**(3,419)**	(169)
Decrease in obligation due to plan curtailment	**(7)**	–
Net transfer out	**–**	(13)
Obligation being settled	**(347)**	–
Special termination benefits	**726**	–
Actuarial loss	**1,097**	–
Foreign exchange rate changes	**375**	880
Balance – end of year	**11,699**	12,037

Information on the executive plan and DB plan continues as follows:

	2005	2004
	$	$
Plan assets		
Fair value – beginning of year	**13,697**	11,263
Actual return on plan assets net of actual expenses	**519**	354
Employer contributions	**2,001**	1,258
Benefits paid	**(3,419)**	(169)
Settlement payments	**(347)**	–
Net transfer out	**–**	(13)
Foreign exchange rate changes	**407**	1,004
Fair value – end of year	**12,858**	13,697
Reconciliation of funded status		
Accrued benefit obligation – end of year	**11,699**	12,037
Fair value of plan assets – end of year	**12,858**	13,697
Funded status – surplus	**1,159**	1,660
Unamortized transitional obligation	**280**	323
Unamortized past service costs	**418**	–
Unamortized net actuarial gain	**(772)**	(1,880)
Accrued benefit asset	**1,085**	103
Components of net periodic pension cost		
Current service cost (employer portion)	**212**	291
Interest cost	**578**	634
Actual return on plan assets	**(518)**	(354)
Actuarial loss on accrued benefit obligation	**1,097**	–
Curtailment gain	**(7)**	–
Settlement gain	**(7)**	–
Special termination benefits	**726**	–
Plan amendments	**447**	–
Costs arising during the year	**2,528**	571
Differences between costs arising in the period and costs recognized in the period in respect of:		
Return on plan assets	**71**	(120)
Actuarial (gain) loss	**(1,188)**	277
Transitional obligation	**–**	48
Net periodic pension cost recognized during the year	**1,411**	776
Weighted average assumptions used to calculate net periodic pension cost		
Discount rate	**5.00%**	6.00%
Rate of compensation increase	**5.00%**	5.00%
Expected rate of return on plan assets – registered plans	**6.50%**	6.50%
Expected rate of return on plan assets – non-registered plans	**3.25%**	3.25%
Weighted average assumptions used to calculate benefit obligation at end of year		
Discount rate	**6.00%**	6.00%
Rate of compensation increase	**5.00%**	5.00%
Plan assets by asset category		
Equity securities	**37%**	30%
Debt securities	**22%**	17%
Cash and other	**41%**	53%
Total	**100%**	100%

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and mortality. Plan obligations are discounted using rates that reflect the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. Plan assets are presented at fair value.

The difference between the plan assets and the benefit obligation as at January 1, 2004 has been treated as a transitional asset (obligation). The transitional asset (obligation), past service costs resulting from plan amendments and the net actuarial gain (loss) that exceeds 10 percent of the greater of the accrued benefit obligation and the value of plan assets are amortized over the average remaining service period of active employees. The average remaining service periods of active employees range from 1 year to 14 years.

The accrued benefit asset is included in accounts payable and accrued liabilities in Aur's consolidated balance sheets.

Benefits

Aur provides a variety of benefit plans. Pension costs are determined by independent actuaries where necessary. Benefits other than pensions include life insurance, health and dental programs and supplemental pension allowances. Aur does not provide any material non-pension post-retirement benefits.

15. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments.

16. Contingent liability

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. CMQB contested such reassessment and, in August, 2005 the Iquique Tax Court rendered a judgement confirming certain elements of the IRS reassessment. As a consequence of the foregoing, the IRS assessed CMQB with taxes of $1,900, including interest, penalties and inflation adjustment to date. The judgement also determined a reduction of CMQB's tax loss carryforwards in the amount of $17,500. CMQB has appealed such a judgement to the Court of Appeals. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees should not attract withholding taxes. Should CMQB ultimately be unsuccessful in overturning the judgement of the Tax Court in the Court of Appeals, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of reassessment, plus interest, penalties and inflation adjustment to the date of the Court of Appeals judgement. At this time, the outcome of the appeal and ultimate resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.

17. Subsequent event

In January 2006, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond copper-zinc-silver-gold deposit.

Aur's hedging commitments arising from this transaction, which are spread evenly, on a monthly basis, over the period July 2007 through December 2011 and cover approximately 75% of scheduled zinc production during the period are:

	Zinc forward sales		
Year	Hedge tonnage	Average price $/tonne	Average price $/lb
2007 (July – December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

Board of Directors



James W. Gill, B.Sc., M.Sc., Ph.D., joined the Board in 1981. He is a graduate of McGill University and Carleton University and has been involved in the mining industry since 1969. He was the founder of Aur and has been President and CEO since 1981. He is also a director of Thundermin Resources Inc. and the Mining Association of Canada. Dr. Gill is 56.



Martin Claude Lepage, LL.L., M.B.A., joined the Board in 1985 and was appointed Chairman in 2001. He is a graduate of the Université de Montréal and the University of Western Ontario and has practiced law since 1965. He is the Chairman of the Corporate Governance and Nominating Committee and a member of the Audit and Compensation Committees of Aur. Mr. Lepage is 64.



Jorge Carey, LL.B., MCJ, joined the Board in 2002. He is a graduate of the Catholic University Law School in Chile and the NYU Law School in New York and has practiced law since 1966. He has been a partner of the Chilean law firm Carey & Cia. since 1975 and has served as the Chairman of its Executive Committee since 1987. Mr. Carey is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., Terranova S.A. and Moneda Chile Fund. He is a member of the Environment, Health and Safety Committee. Mr. Carey is 63.



Douglas M. Deruchie, B.Comm., C.A. joined the Board in 2004. He is a graduate of Carleton University and is currently the Vice President, Finance of Reitmans (Canada) Limited. Prior to joining Reitmans in1994, he was the Senior Tax Partner, KPMG Montreal and a member of the KPMG Partnership Board. He is the Chairman of the Audit Committee of Aur. Mr. Deruchie is 62.



William J.A. Kennedy joined the Board in 1984. Mr. Kennedy is a business graduate of the Ryerson Institute of Technology. He has been actively involved in the investment business since 1960 and was Vice-President of Crownex from 1985 to 1990. Mr. Kennedy has, since 1990, been an independent business consultant. He is a member of the Audit, the Compensation and the Corporate Governance and Nominating Committees of Aur. Mr. Kennedy is 67.



Peter McCarter, B.A., LL.B, M.B.A., joined the Board in 1985. He is a graduate of the University of Toronto and York University. Mr. McCarter practiced law at the firm Aird & Berlis from 1978 to 1989 following which he joined Aur. He is currently Executive Vice-President, Corporate Affairs and Secretary of Aur and is also a director of Thundermin Resources Inc. Mr. McCarter is 53.



William J. Robertson, B.Sc., Eng., joined the Board in 1992. Mr. Robertson is a graduate of the University of Alberta and the Sloan School of Management. He worked for Cominco Ltd. from 1961 to 1997 and was Chief Operating Officer from 1993 to 1997. Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc. from 1998 to 2000. He is the Chairman of the Compensation and the Environment, Health and Safety Committees and a member of the Corporate Governance and Nominating and the Audit Committees of Aur. Mr. Robertson is 65.



Howard R. Stockford, B.Sc., P.Eng., joined the Board in 1984. He is a graduate of the Royal School of Mines, Imperial College, London University and has been involved in the mining business since 1962. Mr. Stockford joined Aur in 1983 and was Executive Vice-President until his retirement at the end of 2004. He is a member of the Environment, Health and Safety Committee. Mr. Stockford is 64.

Corporate Information

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

David W. Brace, B.Sc.
Executive Vice-President, Business Development

John L. Knowles, C.A.
Executive Vice-President, Finance and Chief Financial Officer

David J. Libby, P.Eng.
Executive Vice-President, Mining Operations

Peter McCarter, LL.B.
Executive Vice-President, Corporate Affairs and Secretary

SENIOR MANAGEMENT

Ed Guimaraes, C.A.
Vice-President and Controller

J. Britt Reid
Vice-President, Mining Operations, South America

Edmund J. Stuart
Vice-President, Development Projects

Andrés Verdugo
Vice-President, Corporate Affairs, South America

Guy Belleau
Mine Manager, Duck Pond Mine

Victor Pinto
Mine Manager, Quebrada Blanca Mine

Piero Venturini
Mine Manager, Andacollo Mine

Kathryn J. Robinson
Assistant Corporate Secretary

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Heenan Blaikie LLP
Toronto, Canada

Carey y Cia. Ltda.
Santiago, Chile

Philippi, Yrrarázaval,
Pulido & Brunner
Santiago, Chile

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

KEY SUBSIDIARIES

Compañía Minera Aur Resources Chile Ltda.

Compañía Minera Carmen de Andacollo

Compañía Minera Quebrada Blanca S.A.

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual and Special Meeting of shareholders of the Corporation will be held at 4:30 pm on Thursday, May 4, 2006, at the Ontario Club, Commerce Court South, 30 Wellington Street West, Toronto, Canada.

Offices

Head Office

1 Adelaide Street East
Suite 2501
Toronto, Ontario, Canada
M5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
www.aurresources.com

Santiago Office

Avenida Vitacura, 2939
Piso 24
Las Condes, Santiago, Chile
Telephone: 56-2-464-5700
Fax: 56-2-464-5794

Business Development Offices

Toronto, Canada
Santiago, Chile
London, England

Quebrada Blanca Mine

Vivar 493, Piso 2 y 3
Iquique
I Region, Chile

Iquique Office:
Telephone: 56-57-528-100
Fax: 56-57-528-102

Mine Site:
Telephone: 56-57-528-200
Fax: 56-57-528-264

Andacollo Mine

Camino a Chepiquilla s/n
Casilla 3, Andacollo
IV Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587

Duck Pond Mine

30-32 Route 370
P.O. Box 9
Millertown, Newfoundland, Canada
A0H 1V0
Telephone: 709-852-2195
Fax: 709-852-2196



Duck Pond Mine

London, England

Toronto, Ontario

Quebrada Blanca Mine

Andacollo Mine

Santiago, Chile

- □ Head Office
- ● Mine
- ▲ Construction Project
- ○ Business Development Office

Designed and produced by Stratagem Marketing & Design I Printed in Canada

Solvent extraction plant at the Quebrada Blanca Mine



Aur
RESOURCES INC.

Heap leach ore conveyor system at the Andacollo Mine


www.aurresources.com

Aur RESOURCES INC.


SEC MAIL
RECEIVED
PROCESSING
MAY 24 2006
WASH, D.C.
SECTION

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: *www.aurresources.com*

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting (the "Meeting") of shareholders of Aur Resources Inc. (the "Corporation") will be held in the Main Dining Room, Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario on

Thursday, May 4, 2006

at the hour of 4:30 o'clock in the afternoon, local time, for the following purposes:

1. to receive and consider the Annual Report, including the financial statements of the Corporation and the Auditors' Report thereon, for the year ended December 31, 2005;
2. to elect directors;
3. to appoint auditors and authorize the directors to fix the remuneration of the auditors; and
4. to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the said Reports and financial statements, an Information Circular (the "Circular") and a form of proxy accompany this Notice.

DATED the 16th day of March, 2006

BY ORDER OF THE BOARD,

President and Chief Executive Officer

Shareholders are entitled to vote at the Meeting either in person or by proxy. If it is not your intention to be present at the Meeting, you may exercise your right to vote through the use of a proxy as described in the Circular.

INFORMATION CIRCULAR

Dollar amounts set forth in this Information Circular are, except as indicated, stated in Canadian dollars.

Solicitation of Proxies

This Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Aur Resources Inc. (the "Corporation") of proxies to be used at the Annual Meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost. The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered owners of shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Annual Report and form of proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Registered and Non-Registered Shareholders

Shareholders of the Corporation are either registered or non-registered. Only a relatively small number of shareholders are registered. Registered shareholders hold shares of the Corporation registered in their own names on the records of the Corporation rather than holding such shares through an intermediary. (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans.) Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

Only registered shareholders or duly appointed proxyholders will be permitted to vote at the Meeting. Non-registered shareholders may vote through a proxy or attend the Meeting to vote their own shares only if, before the Meeting, they communicate instructions to the intermediary or clearing agency that holds their shares. Instructions for voting through a proxy, appointing a proxyholder and attending the Meeting to vote are set out in this Circular.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Corporation through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholdings are represented and voted at the Meeting.

This Circular and accompanying materials are being sent to both registered and non-registered shareholders of the Corporation. In the case of non-registered holders, these materials have been sent directly to such holders with such holder's name, address and shareholdings having been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on such holder's behalf.

By choosing to send these materials directly to shareholders, the Corporation (and not the intermediary holding a shareholder's shares on such shareholder's behalf) has assumed responsibility for delivering these materials to such shareholder and executing such shareholder's proper voting instructions. Shareholders should return their voting instructions as specified in the request for voting instructions.

Objecting and Non-Objecting Shareholders

There are two kinds of non-registered or beneficial owners of shares of the Corporation: those who object to their name being made known to the Corporation (called OBO's for Objecting Beneficial Owners) and those who do not so object (called NOBO's for Non-Objecting Beneficial Owners). National Instrument 54-101 Communication with Beneficial Owners of Securities of Reporting Issuers of the Canadian Securities Administrators (the "CSA") permits the Corporation to directly deliver proxy-related materials to its NOBO's. As a result, NOBO's can expect to receive a Voting Instruction Form ("VIF") from the Corporation's registrar, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF. Computershare will tabulate the results of the VIF's received from NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's it receives.

Voting by Proxy

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the three voting methods available: (i) use of the VIF or form of proxy to be returned by mail or delivery, (ii) use of the telephone voting procedure, or (iii) use of the Internet voting procedure. By conveying voting instructions in one of the three ways, shareholders can participate in the Meeting through the person or persons named on the VIF or form of proxy.

To convey voting instructions through any of the three methods available, a shareholder must locate the VIF or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders. The VIF is a white, computer scannable document with red squares marked "X" and is sent to most non-registered shareholders. The form of proxy is a form headed "Form of Proxy" (the "form of proxy") and it is sent to all registered shareholders and a small number of non-registered shareholders.

Mail

A shareholder who elects to use the paper voting procedure should complete the VIF or form of proxy. If the form of proxy is already signed, do not sign it again. Complete the remainder of the VIF or form of proxy. Ensure that the form is dated and signed at the bottom. Completed VIF's should be returned to the relevant intermediary in the envelope provided and should be received by the cut-off date shown on the VIF. Completed forms of proxy should be returned in the envelope provided to the Corporation's registrar, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 5:00 p.m. (local time, Toronto, Ontario) on May 3, 2006 (or the last business day preceding any adjournment of the Meeting).

Telephone or Internet

Shareholders may convey their voting instructions using a touch-tone telephone or the Internet. The relevant toll-free telephone number or website address is set out on the VIF or form of proxy. Shareholders should follow the instructions given over the telephone or through the Internet to cast their vote. When instructed to enter a control number or holder account number and proxy access number, refer to the VIF or the form of proxy. Votes conveyed by telephone or the Internet must be received no later than the cut-off time given on the VIF or the form of proxy.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the form of proxy as proxyholders to represent shareholders at the Meeting, being Messrs. James W. Gill, Martin Claude Lepage and Peter McCarter, are directors and/or senior officers of the Corporation. **A shareholder has the right to appoint a person or company other than those named above to represent such shareholder at the Meeting.** A non-registered shareholder who would like to attend the Meeting to vote must appoint himself or herself proxyholder. To appoint a person other than Messrs. Gill, Lepage or McCarter as proxyholder, strike out the names on the VIF or form of proxy and write the name of the person such shareholder would like to appoint as such shareholder's proxyholder in the blank space provided. That person need not be a shareholder of the Corporation.

Non-registered shareholders appointing a proxyholder using a VIF should fill in the rest of the form indicating a vote "for", "against" or "withhold", as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided by the cut-off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy. No person will be entitled to vote at the Meeting by presenting a VIF.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the VIF or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the VIF or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

Voting instructions submitted by mail, telephone or through the Internet using a VIF will be revoked if the relevant intermediary receives new voting instructions before the close of business on May 3, 2006 (or the last business day before any adjournment of the Meeting).

Proxies submitted by mail, telephone or through the Internet using a form of proxy may be revoked by submitting a new proxy to Computershare before 4:30 p.m. (local time, Toronto, Ontario) on May 3, 2006 (or the last business day before any adjournment of the Meeting). Alternatively, a shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing to such effect addressed to the attention of the Corporation's Secretary and executed by the shareholder or by the shareholder's attorney authorized in writing. Such an instrument must be deposited at the registered office of the Corporation, located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, before the close of business on May 3, 2006 (or the last business day before any adjournment of the Meeting). *On the day of the Meeting or any adjournment thereof, a shareholder may revoke a proxy by depositing an instrument in* writing to such effect with the chair of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.

In addition, a proxy may be revoked by any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for the election of directors and for the appointment and remuneration of auditors, all as stated under the relevant headings in this Circular. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On March 15, 2006, the Corporation had outstanding 96,743,696 common shares, each carrying the right to one vote per share. Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on March 15, 2006 are entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no shareholders beneficially owning directly or indirectly or exercising control or direction over greater than 10% of the common shares of the Corporation as at March 15, 2006.

Election of Directors

Under the articles of the Corporation, the board of directors of the Corporation (the "Board") may consist of a minimum of three members and a maximum of 12 members. The number of directors within such range is currently set at eight directors. It is proposed that the persons named as nominees hereunder will be nominated at the Meeting. All directors are elected annually and all of the said nominees are presently directors of the Corporation. Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders or until such director's office is vacated prior to such time.

The following table states the names of all of the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at March 16, 2006:

Name	*Principal Occupation* (1)	*Director Since*	*Common Shares Owned* (2)
Jorge Carey (6) Santiago, Chile	Barrister and Solicitor, Senior Partner and Chair of Carey y Cia.	April 25, 2002	72,000
Douglas M. Deruchie (3) Montreal, Quebec	Vice-President, Finance and Chief Financial Officer, Reitmans (Canada) Limited, an apparel retailer	December 2, 2004	20,000
James W. Gill Toronto, Ontario	President and Chief Executive Officer of the Corporation	Sept. 14, 1981	1,202,000
William J.A. Kennedy (3)(4)(5) Grafton, Ontario	Business Consultant	March 20, 1984	10,000
Martin Claude Lepage (3)(4)(5) St. Lambert, Quebec	Barrister and Solicitor, Retired	May 16, 1985	16,413
Peter McCarter Toronto, Ontario	Executive Vice-President, Corporate Affairs and Secretary of the Corporation	May 16, 1985	50,500
William J. Robertson (3)(4)(5)(6) South Surrey, British Columbia	Retired Executive	March 31, 1992	51,000
Howard R. Stockford (6) Toronto, Ontario	Mining Consultant	March 20, 1984	100,681

Notes:

(1) The principal occupations of each of the directors for at least the past five years and the other boards of directors of public companies on which each such director also serves (if any) are set forth below:

Mr. Carey has held his current occupation for the past five years and is also a director of Compañía Cervecerías Unidas S.A., Empresas Melón S.A., Enaex S.A., Masisa S.A., Terranova S.A. and Moneda Chile Fund.

Mr. Deruchie has held his current occupation for the past five years. He serves on no other boards of directors of public companies.

Dr. Gill has held his current occupation for the past five years and is also a director of Thundermin Resources Inc. ("Thundermin") and Compressario Corporation ("Compressario").

Mr. McCarter has been the Executive Vice-President, Corporate Affairs and Secretary of the Corporation since December, 2004 and, for the four years prior thereto, was the Vice-President and Secretary of the Corporation. Mr. McCarter is also a director of Thundermin and Compressario.

Mr. Robertson was Executive Vice-President and Chief Operating Officer of Agrium Inc., a fertilizer company, from 1998 to 2000, when he retired. He serves on no other boards of directors of public companies.

Mr. Kennedy has held his current occupation for the past five years and serves on no other boards of directors of public companies.

Mr. Lepage was, prior to January 1, 2005, a barrister and solicitor with the law firm Stikeman Elliott and serves on no other boards of directors of public companies.

Mr. Stockford was Executive Vice-President of the Corporation until December, 2004, when he retired. Mr. Stockford is also a director of Nuinsco Resources Limited and Agnico-Eagle Mines Limited.

(2) The information as to shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominees individually.

(3) Member of the Audit Committee. The Canada Business Corporations Act and applicable securities legislation require the Corporation to have an audit committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance and Nominating Committee.

(6) Member of the Environment, Health and Safety Committee.

(7) The Corporation has no executive committee.

To the knowledge of the Corporation, no director or executive officer of the Corporation is or has been, in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except that each of Messrs. Gill and McCarter were officers and directors of Compressario when it became subject to a cease trade order for failure to file financial statements on May 22, 2003 and which is insolvent and has ceased to operate as a going concern.

To the knowledge of the Corporation, in the last 10 years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Statement of Corporate Governance Practices

General

The following describes the Corporation's current corporate governance practices as prescribed by National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") of the Canadian Securities Administrators (the "CSA"). NI 58-101 generally addresses the constitution of boards of directors and board committees, their functions, their independence from management and other matters relevant to the issue of corporate governance.

Mandate of the Board

The Board has adopted a written mandate, being the Terms of Reference for the Board of Directors attached as Appendix "A" to this Circular, setting out the Board's general responsibilities and its responsibilities in relation to: the composition and organization of the Board and the management of its own affairs; management and human resources; objectives and goals; financial and corporate issues; business and risk management; policies and procedures; and compliance reporting and corporate communications. The Board has plenary power and any responsibility which is not delegated to senior management or a Committee of the Board remains with the full Board. With respect to management's responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances), approval of the annual budget and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material unbudgeted expenditures or legal commitments.

The Board does not believe that it is appropriate for it to be involved in the day-to-day management and functioning of the Corporation. It expects senior management to be responsible for the effective management of the Corporation under the direction of the President and Chief Executive Officer (the "CEO") of the Corporation, subject to the Board's stewardship responsibilities. Given the Board's overall stewardship responsibilities, the Board expects management of the Corporation to meet the following key objectives:

(i) review with the Board on an ongoing basis the Corporation's near-term and long-term strategic plans and their implementation in all key areas of the Corporation's activities in light of, among other things, evolving industry and market conditions and with a view to maximizing shareholder value. The Board also periodically holds separate strategic planning sessions to review, discuss and evaluate the Corporation's near-term and long-term strategic plans;

(ii) report, in a comprehensive, accurate and timely fashion, on the business and affairs of the Corporation generally, and on any specific matters that management considers to be of material or significant consequence for the Corporation and its shareholders and other stakeholders, including significant business risks and opportunities;

(iii) take timely action, make all appropriate decisions with respect to the Corporation's operations in accordance with all applicable legal and other requirements or obligations and within the framework of the corporate policies in effect and implement appropriate policies, procedures and processes to assure the highest level of conduct and integrity of the Corporation's management and of its employees, all in accordance with the Corporation's Code of Conduct; and

(iv) conduct a comprehensive annual budgeting process and monitor closely the Corporation's financial and operating performance in conjunction with the annual business plan and budget approved by the Board.

Composition of the Board

Multilateral Instrument 52-110 Audit Committees ("MI 52-110") of the CSA sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Corporation. Under MI 52-110, a material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation. Applying the definition set out in MI 52-110, five of the eight members of the Board are independent. The members who are independent are Messrs. Jorge Carey, Douglas M. Deruchie, William J.A. Kennedy, Martin Claude Lepage and William J. Robertson. Mr. Carey, although he is the Chair and a partner of Carey y Cia., a Chilean law firm which provides legal services in Chile to certain subsidiaries of the Corporation, has been determined to be independent by the Board. Mr. Carey, except in his capacity as a member of the Board, has no active role in providing such legal services to the said subsidiaries of the Corporation and the indirect financial benefit received by Mr. Carey from Carey y Cia. as a result of the provision of such legal services is viewed as being immaterial by the Board and could not reasonably be expected to interfere with Mr. Carey's exercise of independent judgement. Messrs. James W. Gill and Peter McCarter are not independent by virtue of the fact that they are executive officers of the Corporation and Mr. Howard R. Stockford is, under MI 52-110, deemed to be not independent by virtue of the fact that he has, within the past three years, been an executive officer of the Corporation and because he also provides consulting services to the Corporation. The Board believes that the presence of Messrs. Gill, McCarter and Stockford on the Board is key to the effective corporate governance of the Corporation. The knowledge that each of these directors brings to the Board and the insight that each offers into his particular area of current or former responsibility within the Corporation has been instrumental in creating a board which functions effectively.

The independent members of the Board also meet separately without the non-independent directors being present to discuss, among other things, matters relating to the management of the Corporation, the effectiveness of the Board and the quality and content of the information provided to the Board by management of the Corporation. These meetings typically occur each time that a meeting of the Board takes place and at other times throughout the year as deemed appropriate by the Chair or any other independent director. In 2005, the independent directors of the Company so met at least 9 times. It is intended that such practice will continue in 2006.

Position Descriptions – Chair and CEO

The Board has adopted a Terms of Reference for the Board Chair which sets out the primary responsibilities of the Chair of the Board regarding the organization and efficient operation of the Board and its Committees, and communication between the Board and management. The Chair also generally attends meetings of committees of the Board of which the Chair is not formally a member. Mr. Martin Claude Lepage is currently the Chair of the Board and, as required by the above Terms of Reference, is independent.

The Board has also adopted a Terms of Reference for the CEO which sets out the primary responsibilities for the CEO. The specific corporate objectives which the CEO is responsible for meeting (aside from the overall objective of enhancing shareholder value and providing leadership in the development and implementation of strategic and other corporate objectives) are typically related to the advancement, growth, management and financing of the Corporation and its mining operations and projects and matters ancillary thereto. (See also "Report of the Compensation Committee".)

Board Committees

The Board has four committees: (i) the Audit Committee, (ii) the Compensation Committee, (iii) the Corporate Governance and Nominating Committee and (iv) the Environment, Health and Safety Committee. All such committees report directly to the Board. From time-to-time, based on need, ad hoc committees of the Board are also appointed. The Terms of Reference of each Committee provide for the appointment of a Chair to preside over meetings of that Committee and delineate the role and responsibilities of the Chair of each such Committee.

The Audit Committee

The Audit Committee is currently composed of four directors, being Messrs. Deruchie (Chair), Kennedy, Lepage and Robertson, all of whom are independent. All such members are "financially literate", as such term is used in MI 52-110 (i.e. having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the relevant entity's financial statements). Certain additional information in respect of the education and experience relevant to the performance by each member of the Audit Committee of such member's responsibilities as a member of the Audit Committee is contained under the heading "Audit Committee and Related Information" in the Corporation's 2006 Annual Information Form (the "AIF").

The Audit Committee operates under a written charter, being its Terms of Reference, a copy of which is annexed as Appendix "A" to the AIF.

The Audit Committee meets with the Corporation's CEO, Chief Financial Officer ("CFO") and financial management personnel and/or its independent auditors at least four times a year to review and assist, as part of its Terms of Reference, the Board in its oversight responsibilities relating to, among other matters, the quality and integrity of the Corporation's financial statements and MD&A, the accounting and financial reporting principles and procedures of the Corporation and the adequacy of the Corporation's systems of internal accounting control. The Audit Committee meets with the Corporation's independent auditors at least twice per year without the presence of management and as well communicates directly with such auditors as circumstances warrant. The Audit Committee reviews, among other things, the Corporation's financial reporting practices and procedures, the Corporation's annual and quarterly financial statements and MD&A prior to their issuance to shareholders and filing with regulatory agencies, actual and prospective changes in significant accounting policies and their effect, the planned scope of examinations by the Corporation's independent auditors and their findings and recommendations and the scope of audit and non-audit services provided by the independent auditors. It also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the Corporation's annual meeting and approves the remuneration of such auditors.

In response to recent regulatory initiatives in the United States and Canada, the Audit Committee has also reviewed the Corporation's use of its independent auditors for non-audit services. In 2005, the said auditors received $241,500 for audit, audit-related and tax compliance services and $2,700 for other services. The Audit Committee believes that the extent to which the Corporation uses its independent auditors for non-audit services is not significant and accordingly does not affect their independence. Further information in respect of the foregoing as well as information respecting the adoption by the Audit Committee of policies and procedures for the engagement of the Corporation's auditors to perform non-audit services for the Corporation is contained under the heading "Audit Committee and Related Information" in the AIF.

The Compensation Committee

The Compensation Committee is composed of three directors, being Messrs. Robertson (Chair), Lepage and Kennedy, all of whom are independent. The Compensation Committee makes recommendations to the Board with respect to the remuneration of the CEO and the other senior executives of the Corporation, all as described under "Executive Compensation". The Compensation Committee also advises the Board, in conjunction with the Corporation's pension consultants, on the financial and other aspects of the pension plans of the Corporation, including actuarial assumptions and the adequacy of funding. In addition, the Compensation Committee advises the Board on all other employee benefit plans (including its health and disability plans), the Corporation's stock option plan (the "Option Plan") and directors' compensation (see also "Executive Compensation").

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of three directors, being Messrs. Lepage (Chair), Kennedy and Robertson, all of whom are independent. The Corporate Governance and Nominating Committee generally assumes responsibility for developing the approach of the Corporation to matters of corporate governance and submitting to the Board specific recommendations in respect thereto, including as to its ongoing Terms of Reference from time to time. In particular, the Corporate Governance and Nominating Committee currently has the authority and responsibility for monitoring the implementation and administration of corporate policies and guidelines adopted or recommended by regulatory authorities (including under NI 58-101) in connection with corporate governance. Included in the foregoing is the mandate to review on a periodic basis the composition of the Board to ensure that the Board is comprised of an appropriate number of qualified and experienced directors, to consider potential nominees for appointment as directors of the Corporation, to ensure that an appropriate number of such directors are independent and to recommend procedures to ensure that the Board functions independently of management. Potential board candidates are identified by current Board members, industry contacts and external advisors. The potential candidates are reviewed by the Corporate Governance and Nominating Committee and if appropriate, recommended to the Board for approval. In developing its recommendations to the Board, the Corporate Governance and Nominating Committee assesses what competencies and skills the Board as a whole should possess, what competencies and skills each current director possesses, the size of the Board and what competencies and skills new nominees will provide to the Board.

The Environment, Health and Safety Committee

The Environment, Health and Safety Committee is composed of three directors, being Messrs. Robertson (Chair), Carey and Stockford. Two members of the Environment, Health and Safety Committee, being Messrs. Robertson and Carey, are independent while the third, Mr. Stockford, is categorized as not being independent as he has been an executive officer of, as well as a consultant to, the Corporation within the past three years. The Board believes that the expertise and experience of Mr. Stockford, as well as his extensive knowledge of the Corporation's business and affairs, contributes significantly to the effectiveness of the Environment, Health and Safety Committee.

The Environment, Health and Safety Committee assists the Board in fulfilling its oversight responsibilities to ensure that the activities of the Corporation and its subsidiaries are conducted in an environmentally responsible manner and that the Corporation establishes and maintains appropriate health and safety policies and procedures.

Orientation and Continuing Education

The Corporation is committed to ensuring that the directors' knowledge and understanding of the Corporation's business remains current as well as to assisting its directors in the enhancement of their skills and abilities as directors. Upon joining the Board, each new director receives a comprehensive personal orientation from members of senior management covering the business and affairs and key operating practices of and current issues for the Corporation. Each director is provided with a Board Manual which is updated periodically and which, among other things, provides relevant information on the Corporation, the Board, board committees, the responsibilities of the Board and its members, the Corporation's Code of Conduct and its disclosure, insider trading and environmental policies. Generally, one Board meeting each year is held at a minesite to give directors additional insight into the Corporation's business. Given the size of the Board and the Corporation, a formal education program is not considered necessary at this time as all directors on the Board are experienced business people. Directors are, however, encouraged to participate in seminars and activities, at the Corporation's expense, that ensure directors will maintain the skills and knowledge necessary to meet their obligations as directors. As well, on occasions where it is considered advisable, the board will provide directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations.

Assessments

Board effectiveness is assessed by the Board as a whole, considering the operation of the Board committees, the adequacy of information provided to directors, the quality of communication between the Board and management and the historic growth and performance of the Corporation. The Board believes that this informal assessment has permitted the Board to operate effectively.

Ethical Business Conduct

The Corporation has adopted a Code of Conduct (the "Code") to which all directors, officers and employees of the Corporation must adhere. The Code is a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, corporate reporting, conflicts of interests and compliance with legal and regulatory obligations and with the Corporation's policies, including its environmental, health and safety, non-discrimination and other policies. A copy of the Code may be examined and/or obtained through the Internet by accessing the Corporation's website at *www.aurresources.com* or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*.

Under the Code, directors, officers and employees are required to promptly report any problems or concerns and any actual or potential violation of the Code to their supervisor and, ultimately, the CEO. The Board monitors compliance with the Code by requiring management to advise it of any reports received regarding violations of the Code. The Board also requires, as at December 31st of each year, confirmation that all employees of the Corporation have read and agreed to abide by the Code.

The Corporation also has a whistleblower policy which sets out the procedures for the receipt and treatment of complaints or concerns received by the Corporation regarding any impropriety or inaccuracy in respect of its financial statement disclosure or regarding its accounting procedures or practices, internal accounting controls, auditing matters or any violations of the Code. The policy includes provision for the submission or reporting by employees (including officers) of the Corporation or others, on a confidential and anonymous basis, of any such complaints or concerns. Complaints or concerns are investigated by the Audit Committee or by persons designated by the Audit Committee.

In respect of any transactions or agreements involving the Corporation and in respect of which a director of the Corporation has a material interest or a conflict or potential conflict of interest, that director, in order that the members of the Board exercise independent judgement in respect thereto, is required to disclose such to the Board prior to any such transaction or agreement being considered by the Board and is not permitted to vote on any Board resolution with respect thereto. Should any officer similarly have any such material interest or conflict or potential conflict of interest, such officer must similarly disclose such to the Board.

Board of Directors' Meetings Held and Attendance of Directors

The following sets out the meetings of the Board and of the committees of the Board held and attendance of directors at such meetings for the year ended December 31, 2005:

Number of Board & Committee Meetings Held	
Board of Directors	9
Audit Committee	4
Corporate Governance & Nominating Committee	2
Compensation Committee	4
Environment, Health & Safety Committee	3

Summary of Attendance of Directors and Committee Members

Director	*Board Meetings Attended*	*Committee Meetings Attended*
Jorge Carey	9 of 9	3 of 3
Douglas M. Deruchie	9 of 9	4 of 4
James W. Gill	9 of 9	n/a
William J.A. Kennedy	9 of 9	10 of 10
Martin Claude Lepage	9 of 9	10 of 10
Peter McCarter	9 of 9	n/a
William J. Robertson	8 of 9	13 of 13
Howard R. Stockford	8 of 9	3 of 3

Meetings of the Board and of the committees of the Board are scheduled at regular intervals and, as well, take place as required from time to time to consider material items of business which may arise in the interim for the Corporation.

Executive Compensation

Compensation of Executive Officers

The following table sets forth the compensation earned by the CEO and CFO as well as each of the other three most highly compensated executive officers of the Corporation (referred to collectively with the CEO and CFO as the "named executives") for the years ended December 31, 2005, 2004 and 2003:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-Term Compensation	
		Salary ($)	Bonus ($)[(1)]	Securities under Options Granted[(2)]	All Other Compensation ($)[(3)]
James W. Gill *President and Chief Executive Officer*	2005 2004 2003	775,000 750,000 700,000	548,000 325,000 150,000	266,666 – 183,334	– – –
Peter McCarter *Executive Vice-President, Corporate Affairs and Secretary*	2005 2004 2003	412,445 402,386 392,189	161,500 75,000 30,000	244,444 – 55,556	– – –
David W. Brace *Executive Vice-President, Business Development*	2005 2004 2003	400,000 US$289,000 US$269,325	164,000 80,000 US$65,000	125,000 – 60,555	– – –
David J. Libby *Executive Vice-President, Mining Operations*	2005 2004 2003	US$282,000 US$263,613 US$255,935	US$110,000 US$68,000 US$30,000	94,444 150,000 5,556	– – –
John L. Knowles[(4)] *Executive Vice-President, Finance and Chief Financial Officer*	2005	177,443	75,000	250,000	–

Notes:

(1) See "Report of the Compensation Committee – Annual Incentive Plan".

(2) Comprised of options to purchase common shares of the Corporation granted in the relevant year, all of which, with the exception of those granted to Mr. Knowles, were options granted to replace pre-existing options, the original five year term of which had expired during the year. Also see "Equity Compensation Plan Information".

(3) The value of perquisites and other personal benefits for each named executive is less than the lesser of $50,000 and 10% of total annual salary and bonus of such executive.

(4) Mr. Knowles became the CFO and an employee of the Corporation on July 18, 2005.

Compensation of Directors

Each of the Corporation's directors, excluding the Chair of the Board and the directors who are also executive officers of the Corporation, receives a fee of $35,000 per year (increased from $25,000 in 2005) for serving as a director of the Corporation as well as fees of $1,000 for each directors' and committee meeting attended in person and $500 for each such meeting attended by conference telephone. The Chair of the Board receives annual remuneration of $110,000 (inclusive of all meeting attendance fees) as the Chair and a director of the Corporation. The remaining directors receive no directors' fees. The Chair of the Audit Committee receives an annual fee of $10,000 and the Chair of each of the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee receives an annual fee of $5,000 for serving as Chair of the relevant committee. Each member of such committees (including the Chair thereof) receives an annual fee of $5,000 for serving as a member of such committee. In addition, Messrs. Carey, Gill and Lepage each respectively received fees of US$11,000, US$22,000 and US$12,000 in 2005 in respect of serving as directors of C.M. Quebrada Blanca S.A., a subsidiary of the Corporation and its subsidiaries. Mr. Stockford, during 2005, received consulting fees of $150,000 from the Corporation and its subsidiaries. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors' and committee meetings.

The directors are indemnified by the Corporation against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Corporation, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

Directors are also eligible to be granted stock options under the Option Plan and, as at December 31, 2005, of the non-employee directors of the Corporation, Messrs. Carey, Deruchie and Lepage each held options to purchase 100,000 common shares of the Corporation, Mr. Robertson held options to purchase 75,000 common shares of the Corporation, Mr. Kennedy held options to purchase 80,000 common shares of the Corporation and Mr. Stockford held options, granted during the period of his employment by the Corporation, to purchase 100,000 common shares of the Corporation. The Corporation's current policy under the Option Plan is to have granted, during any five year period, to each non-employee director options to purchase 125,000 common shares of the Corporation and to have granted the Chair of the Corporation options to purchase an additional 50,000 shares. (See also "Equity Compensation Plan Information".)

The Compensation Committee periodically reviews the compensation of the directors of the Corporation, with particular regard to the compensation of directors of comparable mining companies, and is satisfied that the current directors' compensation is appropriate.

Directors' and Officers' Liability Insurance

The Corporation currently maintains directors' and officers' liability and corporate reimbursement insurance with a $20 million annual and per occurrence limit at an annual premium for the 19 month period ended June 1, 2007 of $106,000. Generally, under this insurance, the Corporation would be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers would be reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Corporation. Excluded from coverage are illegal acts and those acts which result in personal profit. The corporate reimbursement deductible under the policy is $250,000.

Employment and Termination Agreements

The Corporation has employment agreements with two named executives, Messrs. Gill and McCarter, which provide for an indefinite term of service and for minimum annual salary increments for the said executives of not less than inflation. Each such agreement provides that in the event of the termination of the executive's employment by the Corporation (except for cause or voluntary resignation or retirement) or under circumstances where such executive's job functions, duties and/or responsibilities cease to be those previously undertaken by such executive, such executive is entitled to receive an amount equal to three times his then current salary (excluding bonuses). As well, upon any such termination, other non-salary benefits, including pension and health benefits and the retention of stock options of such executive, continue for a period of 36 months following termination.

The Corporation has employment and/or termination agreements with the three other named executives, Messrs. Brace, Knowles and Libby, as well as with four other executives of the Corporation. Such agreements generally provide that such executive is entitled to receive an amount equal to two times his then current salary (excluding bonuses and all non-salary benefits) in the event that, following a change of control of the Corporation (as defined in the agreements), such executive's employment is terminated by the Corporation or such executive's job functions, duties and/or responsibilities cease to be those then previously undertaken by such executive as well as, in the case of Mr. Knowles, if his employment is terminated by the Corporation prior to July 19, 2007.

Equity Compensation Plan Information

The following table provides information as at December 31, 2005 with respect to equity securities issuable by the Corporation pursuant to its equity compensation plans:

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by security holders	2,876,110	$6.94	381,674
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,876,110	$6.94	381,674

The securities referred to in the above table are all common shares issuable pursuant to the Option Plan. The Corporation maintains the Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Corporation and to enable the Corporation to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Corporation's shareholders.

Eligible participants (a "participant" or an "optionee") under the Option Plan include directors, officers and employees of the Corporation as well as consultants to the Corporation; however, the current policy of the Corporation is to limit participation in the Option Plan to officers, directors and senior management personnel. Options under the Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Corporation. The Option Plan further provides that the exercise price at which shares may be issued thereunder cannot be less than the current market price of the shares when the relevant options are granted and options are typically granted at such an exercise price. (Further, the policies of the Toronto Stock Exchange (the "TSX") provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.) Options granted under the Option Plan typically have a five year term and are typically made cumulatively exercisable by the optionee as to a proportionate part of the aggregate number of shares subject to the options over specified time periods, such being dependent on the length of service and the level of responsibility the particular optionee has with the Corporation as at the time of the grant. In no event can the term of any option granted under the Option Plan exceed ten years. In the event a take-over bid (within the meaning of the *Securities Act (Ontario)*) is made for the common shares of the Corporation, then all unvested options thereupon become exercisable by the optionee. Options are assignable only in limited circumstances, such as to an optionee's RRSP or a corporation controlled by such optionee. Options terminate immediately upon an optionee's employment with the Corporation being terminated for cause and, in the case of termination without cause, upon the expiry of 90 days from such termination (subject to the earlier expiry of the options in the normal course) unless such termination is a result of the death, disability or retirement, in which case termination occurs upon the expiry of 18 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course).

As at December 31, 2005, 2,876,110 common shares, being 3.0% of the currently issued common shares of the Corporation, were issuable pursuant to unexercised options granted to such date under the Option Plan and options to purchase a further 1,584,414 common shares, being 1.6% of the currently issued common shares of the Corporation, remained grantable as at such date under the Option Plan.

The Corporation's current policy is, during any five year rolling period, to have granted to the CEO options to purchase up to 500,000 shares, to have granted each officer at the Executive Vice-President level options to purchase up to 300,000 shares, to have granted each officer at the Vice-President level options to purchase up to 200,000 shares and to have granted each of certain other senior management personnel options to purchase up to 125,000 shares. See also "Compensation of Directors". The Option Plan, in any event, provides that no one participant is permitted to hold options entitling such participant to purchase in excess of 5% of the then issued common shares of the Corporation.

Incentives to participants under the Option Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which can be attached to a stock option at the discretion of the Corporation at any time, entitle a participant in the Option Plan to elect, in lieu of exercising an outstanding stock option, to receive the number of shares of the Corporation equivalent in value to the difference between his or her option exercise price and the then existing market value of the common shares of the Corporation multiplied by the number of shares over which he or she could otherwise exercise his or her option. No stock appreciation rights have been granted under the Option Plan to date. The Option Plan further permits the Corporation to loan monies to participants in the Option Plan for purposes of funding the exercise of options or other purchases of shares of the Corporation. No such loans have been made under the Option Plan to date.

Shareholders' approval is required to make any changes or amendments to the Option Plan except those that are "housekeeping" in nature or are required to maintain the Option Plan's compliance with the requirements of the applicable regulatory authorities, in particular, the requirements of the TSX.

The following table sets forth the particulars of individual grants of options to purchase common shares of the Corporation made under the Option Plan during 2005 to the named executives:

Name	*Share Options Granted (#)* (1)(2)	*% of Total Options Granted to Employees in the Year*	*Exercise Price ($/Share)*	*Market Value of Shares Underlying Options on the Date of Grant ($/Share)*	*Expiration Date*
James W. Gill	200,000 66,666	15.3 5.1	6.45 11.21	6.45 11.21	February 2, 2010 December 7, 2010
Peter McCarter	200,000 44,444	15.3 3.4	6.45 11.21	6.45 11.21	February 2, 2010 December 7, 2010
David W. Brace	50,000 75,000	3.8 5.7	6.32 11.21	6.32 11.21	February 10, 2010 December 7, 2010
David J. Libby	50,000 44,444	3.8 3.4	6.32 11.21	6.32 11.21	February 10, 2010 December 7, 2010
John L. Knowles	250,000	19.2	6.50	6.50	July 18, 2010

Notes:

(1) Except in the case of Mr. Knowles, comprised of options granted to replace pre-existing options, the original five year term of which had expired during the year.

(2) Except in the case of Mr. Knowles, 50% of the options granted are exercisable upon their grant, with the remaining options subject to the grant becoming exercisable on the first anniversary of the date of their grant. The options granted to Mr. Knowles are exercisable as to 25% thereof on the first anniversary of the date of their grant, with a further 25% thereof becoming exercisable on each of the second, third and fourth anniversaries of the date of the grant.

The following table sets forth particulars concerning exercises of options during 2005 by each of the named executives and the fiscal year-end value of unexercised options held by the named executives:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at Year-end (Exercisable/Unexercisable) (#)	Value of Unexercised in-the-Money Options at Year-end (2) (Exercisable/Unexercisable) ($)
James W. Gill	500,000	3,055,583	133,333/133,333	552,000/552,000
Peter McCarter	195,000	853,418	22,222/22,222	12,667/545,667
David W. Brace	26,000	153,810	142,389/97,611	788,710/433,608
David J. Libby	–	–	110,556/139,444	529,239/696,543
John L. Knowles	–	–	–/250,000	–/1,320,000

Notes:

(1) Calculated as being the closing market price of the common shares of the Corporation on the TSX on the date prior to the exercise date less the per share exercise price of the relevant options times the number of shares involved.

(2) Calculated as being the closing market price of the common shares of the Corporation on the TSX as at December 31, 2005, being $11.78, less the per share exercise price of the relevant options times the number of shares involved.

Report of the Compensation Committee

The Compensation Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Corporation as well as, among other things and as described under "Compensation Committee", with respect to the Option Plan and the Corporation's pension and other employee benefit plans. The Board (exclusive of the executive officers of the Corporation who are also members of the Board) reviews such recommendations and gives final approval to the compensation of the named executives.

The Compensation Committee of the Board consists of Mr. Robertson (Chair), Mr. Lepage and Mr. Kennedy, all of whom are independent.

Generally, the compensation provided by the Corporation to its executive officers, including the CEO, has three components: base salary and benefits; annual incentive (or bonus) compensation and long term incentive compensation in the form of stock options. The overall objective adopted by the Compensation Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is sufficient to attract and retain experienced and talented executives. This objective also recognizes the fundamental value added by a motivated and committed management team. The Compensation Committee also believes that compensation design must recognize the cyclical nature of the mining industry.

Base Salary

Base salary is the principal component of each named executive's overall compensation. In terms of the setting of base salaries, the Compensation Committee reviews and considers the individual performance of the CEO and of each other executive officer and comparisons of executive compensation for other companies operating in the mining industry and, in particular, compares such compensation to the compensation paid by other Canadian public mining companies having in excess of 1,000 employees. Two executive officers, being Messrs. Gill and McCarter, have employment contracts with the Corporation which provide that the annual base salary of such executive is subject to an increase of not less than inflation in each year (see "Employment and Termination Agreements").

The base salary paid by the Corporation to the CEO in 2005 was $775,000, compared to the average base salary of $647,339 paid to the chief executive officers of the comparison group, while the CEO's base salary plus bonus paid in 2005 was $1,323,000, compared to the average base salary plus bonus of $1,073,134 of the chief executive officers of the comparison group. In setting the salary for the subsequent year awarded to the CEO, the Compensation Committee reviews the achievements of the CEO measured against established objectives for each year and giving consideration to the overall performance of the Corporation as well as salaries within the industry CEO comparison group. Special emphasis is placed by the Compensation Committee on the performance of the CEO with respect to leadership and strategic issues, including strategic planning. In setting the compensation of the other executive officers of the Corporation, the Compensation Committee, in addition to its review of the comparison group data, also reviews independently and with the CEO a report prepared by the CEO evaluating each senior executive's performance during the year. Also included in such overall assessment are specific initiatives undertaken in the year by the Corporation that have advanced the growth and progress of the Corporation and the enhancement of shareholder value during the year.

Annual Incentive Plan

Commencing in 2005, the Corporation introduced an annual incentive plan (the "AIP") in which the CEO and each of the other named executives, all of whom are Executive Vice-Presidents ("EVP's") of the Corporation, participate. Annual incentive awards under the AIP are based on target award levels, expressed as a percentage of base salaries, and on the achievement of pre-established corporate and individual performance objectives. Under the AIP, a range of bonus opportunity is established for the named executives, being as follows:

Level	*AIP Target (% of base salary)*	*Corporate Performance Weighting*	*Individual Performance Weighting*	*Minimum/Maximum Award*
CEO	50%	70%	30%	0% to 80% of base salary
EVP	40%	50%	50%	0% to 70% of base salary

The corporate performance targets are linked to measures of EDITDA (40%), return on equity (40%) and total shareholder return (20%). The individual performance targets are linked to quantitative and/or qualitative measures of the Corporation's health, safety and environmental performance, cost controls, growth, financial management and/or management effectiveness and constitute varying components of a named executive's individual performance weighting depending upon the job function and responsibilities of the particular named executive. For any performance measure, if the performance target is not met, no bonus is payable for that performance measure. If the performance target is exceeded, then an additional bonus of either 10% or 30% of the executive's base salary can be earned dependent upon the level of achievement above the threshold performance target.

Option Plan

The Compensation Committee is of the view that the granting of stock options is an appropriate method of providing long-term incentives to senior management of the Corporation and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in the long term growth of the Corporation. Participation in the Option Plan also provides incentive to the participants to take and subsequently to continue their employment with the Corporation. In addition, the Compensation Committee is of the view that the Corporation's compensation levels and components must be consistent with industry norms and industry norms dictate that the Corporation provide a long-term compensation incentive, which is best realized by providing compensation linked to share performance. See also "Equity Plan Compensation Information".

William Robertson *William Kennedy* *Martin Claude Lepage*

Performance Graph

The graph to the right compares the percentage change in the Corporation's cumulative total shareholder return on its common shares with the cumulative total return of the S&P/TSX Composite Index (the "S&P/TSX Composite Index") and the S&P/TSX Canadian Diversified Metals and Mining Total Return Index (the "S&P/TSX Mining Index") over the period from December 31, 2000 to December 31, 2005.

Five Year Cumulative Total Return on $100 Investment
December 31, 2000 – December 31, 2005



Aur Common Shares
S&P/TSX Composite Index
TSX Mining Index
$600
$500
$400
$300
$200
$100
0

For the years		**2001**	**2002**	**2003**	**2004**	**2005**
Aur Common Shares	100.00	168.89	164.89	300.00	288.00	540.79
S&P/TSX Composite Index	100.00	87.43	76.55	97.01	111.06	137.85
S&P/TSX Mining Index	100.00	109.08	119.86	209.65	241.33	355.72

Notes:

(1) Assumes dividends were re-invested on the ex-dividend date.

(2) The TSX 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSX 300 Index and the S&P/TSX Composite Index are identical for the period in question (2000 to 2005).

(3) The TSX Mining and Metals Index, phased out by the TSX in 2003, was used as a comparison in the Corporation's previous management information circulars.

Defined Benefit or Actuarial Pension Plans

Each of the named executives and three other senior executives of the Corporation participate in a defined benefit executive pension plan (the "EPP") comprised of a registered pension plan and a supplementary pension plan. The EPP is designed to attract and retain experienced and qualified individuals over the long term as part of a competitive compensation package and by providing benefits above the limits imposed on registered pension plans by the Income Tax Act (Canada). The aggregate benefit provided by the EPP for each participating executive is calculated as 2% of the average of the highest five consecutive years of base salary multiplied by the years of credited service. There is no reduction of the pension for retirement after age 60 nor is there any deduction for social insurance, Canada Pension Plan or other benefits or amounts. Pursuant to the terms of the EPP, the Corporation is entitled to elect, at the time the executive retires or ceases to be employed by the Corporation, to either maintain the existence of the EPP for such participant or to elect to pay such participant the commuted value of such participant's entitlement under the EPP (excluding the entitlement provided pursuant to the registered pension plan component of the EPP (the "Registered Pension")). The commuted value is the lump sum amount equal to the actuarial present value of the participant's entitlement under the EPP, less the value of the Registered Pension. The Corporation can, by so paying the commuted value to the participant as aforesaid, satisfy its liability to such participant under the EPP and would thereby no longer be required to continue to make contributions on such participant's behalf under the EPP nor be required to comply with the various ongoing regulatory and administrative requirements associated therewith. It has been the Corporation's policy to date to satisfy its obligations under the non-Registered Portion of the EPP by paying the relevant participant the aforesaid commuted value thereof.

Pension Plan Table
Estimated Total Annual Benefit on Retirement ($)

	Years of Credited Service (1)				
Pensionable Earnings (2)	*15*	*20*	*25*	*30*	*35*
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000

Notes:

(1) Credited service as of December 31, 2005 for the named executives rounded to the nearest number of years, is: D. Brace-11, J. Gill-34, J. Knowles – 0, D. Libby-12 and P. McCarter-26. In the case of Messrs. Gill and McCarter, their credited service includes an additional 10 years of credited service granted in 1994 in lieu of other compensation forgone at that time by such individuals.

(2) Pensionable earnings is the base salary of the relevant executive – see "Executive Compensation".

The EPP is funded annually and was fully funded as at December 31, 2005. Aggregate service costs for the EPP during 2005 on behalf of the eight participants was $0.7 million. As at December 31, 2005, the Corporation's aggregate accrued and funded liabilities for all participants in the EPP were approximately $11.4 million.

Appointment of Auditors

Unless such authority is withheld, the persons named in the enclosed proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of PricewaterhouseCoopers LLP as the auditors.

Shareholder Proposals for the 2007 Annual Meeting

In order to be included in the proxy material for the 2007 annual meeting of shareholders of the Corporation, shareholder proposals must be received by the Corporation at its offices at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9, Attn: Secretary no later than December 15, 2006.

General

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement. The contents and sending of this Circular have been approved by the Board.

The Corporation annually files an AIF with the various provincial securities commissions and administrators across Canada. Financial information is provided in the Corporation's audited consolidated financial statements and MD&A for its year ended December 31, 2005. Copies of the Corporation's AIF, its aforesaid financial statements and MD&A, its subsequent interim financial statements and this Circular may be obtained from the Secretary of the Corporation at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 upon request and free of charge. Copies of the above and other disclosure documents of the Corporation may also be examined and/or obtained through the Internet by accessing the Corporation's website at *www.aurresources.com* or accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*.

By order of the Board of Directors



James W. Gill
President and Chief Executive Officer

Toronto, Ontario
March 16, 2006

APPENDIX "A"

TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

I. INTRODUCTION

A. The primary responsibility of the Board of Directors (the "Board") is to foster the long-term success of the Corporation.

B. The Board has plenary power.

C. These Terms of Reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management

II. COMPOSITION AND BOARD ORGANIZATION

A. Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

B. Not less than 50% of the directors comprising the Board must qualify as "independent" directors as such term is defined in Section 1.4 of Multilateral Instrument 52-110 Audit Committees (the "Instrument") of the Ontario Securities Commission. Determinations as to whether a particular director satisfies the requirements for membership on the Board will be made by the Board with reference to the Instrument.

C. A quorum at any meeting of directors shall be two fifths (rounded to the nearest whole number) of the directors then in office, at least 50% of whom are "independent" directors. However, where the Board has, by resolution, delegated its decision making powers to those of its members qualified as "independent", then a resolution passed by the majority vote of those directors so qualified at the particular time and voting on the resolution shall be valid and binding on the full Board.

D. Certain of the responsibilities of the Board referred to herein may be delegated by the Board to management or to one or more committees of the Board. The responsibilities of those committees will be as set forth in their respective Terms of Reference, as amended from time to time. Any responsibility not delegated to management or a committee of the Board remains with the Board and the Board may at any time modify or rescind, in whole or in part, any such delegation of responsibilities.

III. DUTIES AND RESPONSIBILITIES

A. Managing the Affairs of the Board

The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including

(i) planning its composition and size;

(ii) selecting its Chair;

(iii) *nominating candidates for election to the Board;*

(iv) creating committees and appointing the members of such committees;

(v) determining director compensation;

(vi) assessing the effectiveness of the Board, the committees and the directors in fulfilling their responsibilities; and

(vii) set meeting schedule and annual Board calendar.

(1) Generally, for purposes of Section 1.4 of the Instrument, "independent" means an individual with no direct or indirect material relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual's independent judgement.

B. Management and Human Resources

The Board has the responsibility for:

(i) the appointment and succession of the President/Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of his duties;

(ii) approving Terms of Reference for the President/Chief Executive Officer;

(iii) approving decisions relating to senior management, including:

  (a) the appointment of officers;

  (b) the compensation and benefits for executive officers;

  (c) the acceptance of outside directorships on public companies by executive officers; and

  (d) the employment contracts, termination and other special arrangements with executive officers, or other employee groups;

(iv) ensuring succession planning programs are in place, including programs to train and develop management; and

(v) approving certain matters relating to all employees, including:

  (a) the annual salary policy/program for employees;

  (b) new benefit programs or material changes to existing programs; and

  (c) material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C. Objectives and Goals

The Board has the responsibility to:

(i) participate with management, in the development of, and ultimately approve, the Corporation's objectives;

(ii) approve annual budgets and operating plan which support the Corporation's ability to meet its objectives;

(iii) approve donations policy and budget;

(iv) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

(v) approve material divestitures and acquisitions;

(vi) approve major leases; and

(vii) monitor operational and financial results.

D. Financial and Corporate Issues

The Board has the responsibility to:

(i) take reasonable steps, through the Audit Committee, to ensure the implementation and integrity of the Corporation's internal control and management information systems;

(ii) approve annual financial statements, review quarterly financial statements and approve release thereof by management;

(iii) approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

(iv) declare dividends;

(v) approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

(vi) propose external auditors for appointment by the shareholders;

(vii) approve banking resolutions and significant changes in banking relationships;

(viii) review coverage, deductibles and key issues regarding corporate insurance policies;

(ix) approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation; and

(x) approve the commencement or settlement of litigation that may have a material impact on the Corporation.

E. Business and Risk Management

The Board has the responsibility to:

(i) ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;

(ii) review operating and financial performance relative to budgets or objectives; and

(iii) receive, at least annually, reports from management on matters relating to environmental and human resources matters.

F. Policies and Procedures

The Board has the responsibility to:

(i) approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

(ii) direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(iii) review at least annually the content of the Board Manual as well as significant new corporate policies or amendments to existing policies.

G. Compliance Reporting and Corporate Communications

The Board has the responsibility to:

(i) ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

(ii) approve interaction with shareholders on all items requiring shareholder response or approval;

(iii) ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iv) ensure the financial results are reported fairly and in accordance with generally accepted accounting principles; and

(v) ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation.

IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A. The Canada Business Corporations Act (the "CBCA") identifies the following as legal requirements for the Board:

(i) to manage, or supervise the management of, the business and affairs of the Corporation (CBCA s. 102(l));

(ii) to act honestly and in good faith with a view to the best interests of the Corporation (CBCA s. 122(l)(a));

(iii) to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (CBCA s. 122(1)(b)); and

(iv) to comply with the CBCA and the regulations thereunder, and with the Corporation's Articles and By-laws (CBCA s. 122(2)).

B. It should finally be noted that the powers of the Board with respect to the following matters cannot be delegated and that no single person or committee has authority to (CBCA s. 115(3)):

(i) submit to the shareholders any question or matter requiring the approval of the shareholders;

(ii) fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(iii) issue securities except as already authorized by the directors;

(iv) declare dividends;

(v) purchase, redeem or otherwise acquire shares issued by the Corporation;

(vi) pay a commission to any person in consideration of that person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(vii) approve a management proxy circular;

(viii) approve a take-over bid circular or directors' circular;

(ix) approve any financial statements; or

(x) adopt, amend or repeal by-laws of the Corporation.


Aur
RESOURCES INC.

Suite 2501, 1 Adelaide Street East
Toronto, Ontario M5C 2V9
Telephone: (416) 362-2614
Facsimile: (416) 367-0427
E-mail: info@aurresources.com
Website: *www.aurresources.com*


SEC MAIL PROCESSING
RECEIVED
MAY 24 2006
WASH. D.C.
209
SECTION

AUR RESOURCES INC.

ANNUAL INFORMATION FORM

March 24, 2006

TABLE OF CONTENTS

Caution Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this Annual Information Form ("AIF") (and the other disclosure documentation of Aur Resources Inc. ("Aur") such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper and/or zinc production and/or copper and/or zinc prices, cash operating costs and expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and in anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under "Business of the Company - Risk Factors and Governmental Regulation" herein and include unanticipated and/or unusual events. Most of such factors are beyond Aur's ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101") issued by the Canadian Securities Administrators (the "CSA") requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A "qualified person" for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Exchange Rates Table and Data

Dollar amounts set forth in this AIF are, except as indicated, stated in United States dollars. The following table sets forth for each period indicated the period-end exchange rates, the average exchange rates and the high and low exchange rates for Canadian dollars. These rates are the noon buying rates in New York City for the purchase of one United States dollar with Canadian dollars.

	Year ended December 31,		
	2005	2004	2003
Year end	1.1622	1.2036	1.2965
Average	1.2116	1.3015	1.4011
High	1.2734	1.3968	1.5747
Low	1.1427	1.1774	1.2924

On March 16, 2006, the noon buying rate was CDN$1.1537/US$1.00.

THE COMPANY

Aur is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. Its principal mining assets consist of its 76.5% shareholding interest in the Quebrada Blanca copper mine in Chile, its 63% shareholding interest in the Andacollo copper mine and the undeveloped Andacollo hypogene copper-gold deposit in Chile and its 100% interest in the Duck Pond copper-zinc property under development in Newfoundland.

Aur was originally incorporated under the Canada Business Corporations Act (the "CBCA") by articles of incorporation on September 14, 1981. Aur's current constating documents are its articles of amalgamation filed under the CBCA and dated January 1, 1999, as amended by articles of amendment dated April 26, 2002 whereunder Aur's then issued Class B shares were converted into common shares.

The following chart describes the intercorporate relationships amongst Aur and its material subsidiaries as at December 31, 2005, including the percentage of voting securities of the subsidiary owned by Aur and the jurisdiction of the subsidiary:


Aur
Resources Inc.
Canada
100%
100%
Canada Tungsten
(Cayman) Inc.
Cayman Islands
Aurcay
Holdings Inc.
Cayman Islands
100%
100%
Aurcay Inc.
Cayman Islands
Aur QB Inc.
Cayman Islands
0.002%
99.998%
4.52%
76.5%
99.9%
0.1%
Minera Canada
Tungsten
Chile Limitada
Chile
58.48%
Compañía Minera
Carmen
de Andacollo
Chile
Compañía Minera
Quebrada
Blanca S.A.
Chile
Compañía Minera
Aur Resources
Chile Limitada
Chile

Unless the context otherwise requires, references herein to "Aur" may include, collectively or individually, one or more of the direct or indirect subsidiaries of Aur.

Aur's executive and registered office is located at Suite 2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9 (telephone: (416) 362-2614; fax: (416) 367-0427; e-mail: info@aurresources.com; website: www.aurresources.com).

As at December 31, 2005, Aur had approximately 1,215 employees.

BUSINESS OF THE COMPANY

Quebrada Blanca Mine

Ownership Interests

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. ("CMQB"). Aur owns 90% of the Series A shares of CMQB. Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB. Empresa Nacional de Minera ("ENAMI"), a Chilean government entity, owns 100% of the Series B shares of CMQB. Aur's 76.5% overall shareholding interest in CMQB is derived from its 90% ownership of the Series A shares of CMQB. When combined with the Series B and Series C shares of CMQB, Aur's 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total share equity. When combined with its 10% Series A shareholding, Pudahuel's 100% holding of Series C shares of CMQB equates to a 13.5% interest in CMQB's total share equity. ENAMI's 100% holding of Series B shares of CMQB equates to a 10% interest in CMQB's total share equity. The owners of the Series A shares of CMQB were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca mine into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any expenditures on property, plant and equipment. The Series B shares of CMQB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time, without being required to contribute any further capital. The Series C shares of CMQB are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 5% of the aggregate number of Series A, Series B and Series C shares of CMQB outstanding from time to time, without being required to contribute any further capital. ENAMI is also entitled to receive, under the by-laws of CMQB, a per pound price participation in copper sales from the Quebrada Blanca mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which price, as at December 31, 2005, was $1.46/lb. The said price participation right terminates once ENAMI has received after December 31, 2005 further payments equaling an inflation indexed maximum amount, which amount, as at December 31, 2005, was $48.8 million.

Pursuant to the CMQB Shareholders Agreement, Aur is entitled to appoint four members to CMQB's board of directors, with Pudahuel being entitled to appoint one such member and ENAMI, so long as it owns the Series B shares, being entitled to appoint two such members.

Property Interests and Location

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMQB owns surface rights covering the minesite and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the minesite is via road from Iquique.

The property is in the Andes at an altitude of between 4,090 and 4,400 metres. The climate is arid or semi-arid with rain and snow precipitation totaling 150 mm to 200 mm per year. Temperatures typically range from minus 5°C to plus 8°C in the winter and from 0°C to 15°C in the summer.

Geology

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Mineral Reserves and Resources

The following table presents the leachable mineral reserves and resources at the Quebrada Blanca mine as estimated by CMQB for the heap leach and dump leach categories as at December 31, 2005:

Mineral Reserves

	Heap Leach			Dump Leach			Total		
	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Proven	77,645	1.04	0.91	137,140	0.44	0.26	214,785	0.66	0.50
Probable	2,573	0.94	0.82	15,584	0.40	0.19	18,157	0.48	0.28
Total Reserves	80,218	1.04	0.91	152,724	0.44	0.25	232,942	0.65	0.48

Mineral Resources (including Reserves)

	Heap Leach			Dump Leach			Total		
	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)	t(000's)	TCu(%)	SCu(%)
Measured	87,171	1.02	0.89	165,891	0.44	0.27	253,063	0.64	0.48
Indicated	6,364	0.89	0.76	60,047	0.39	0.22	66,411	0.43	0.27
Total Resources	93,535	1.01	0.88	225,938	0.43	0.25	319,473	0.60	0.44
Inferred	353	0.87	0.70	7,298	0.40	0.20	7,651	0.43	0.22

Notes:

"t(000's)" means thousands of tonnes; "TCu(%)" is the percent assayed total copper grade; "SCu(%)" is the percent assayed soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; "m" means metres.

The Quebrada Blanca mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Neil C. Barr, P.Geo., Chief Geologist at the Quebrada Blanca mine and David J. Libby, P.Eng., Executive Vice-President, Mining Operations, Aur.

The proven and probable mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the QB05 resource block model and mine plan, adjusted for the December 31st, 2005 pit topography.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. and cut-off grades of 0.50% SCu for heap leach resources and a variable cut-off grade between 0.53% and 0.57% SCu for heap leach reserves. Dump leach reserves and resources were estimated using a cut-off grade of 0.10% SCu. Proven reserves include broken stockpiles totalling 9.9 million tonnes grading 0.39% SCu (0.55% TCu). Measured resources are defined by a minimum of 20 drill hole assay composites and a drill hole spacing of approximately 50 x 50 x 70 m, indicated resources are defined by between 9 and 19 drill hole assay composites and a drill hole spacing of approximately 70 x 70 x 100 m, and inferred resources are defined by between 4 and 8 drill hole assay composites and a drill hole spacing of approximately 100 x 100 x 141 m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 in respect of the Quebrada Blanca mine titled "Report on Mineral Resources and Mineral Reserve Estimates at December 31, 2003, Quebrada Blanca Copper Mine" and dated April 6, 2004 has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com*.

The primary (hypogene) resource which underlies the supergene mineralization at the Quebrada Blanca mine is essentially unexplored. The limited drilling completed to date has intersected significant hypogene copper mineralization and, accordingly, potential exists to outline hypogene resources and/or reserves at Quebrada Blanca mine.

Mining, Processing and Production

Production commenced in August 1994 and, as at December 31, 2005, the Quebrada Blanca mine had produced 734,003 tonnes of copper cathode from 74.9 million tonnes of ore mined and stacked on the heap leach pads at an average grade of 1.46% total copper. In addition, the Quebrada Blanca mine had produced 51,487 tonnes of cathode copper from the leaching of 24.5 million tonnes of dump leach ore between 2003 and 2005. Copper cathode produced since August 1994 has totaled 785,490 tonnes.

Quebrada Blanca Mine Statistics (100%)

	2001	2002	2003	2004	2005	2006 Plan
Operations						
Tonnes ore & waste mined (millions)	30.5	30.8	35.5	34.9	36.6	37.3
Tonnes heap leach ore stacked (millions)	7.5	7.3	7.3	7.1	7.6	7.3
Tonnes heap leach ore stacked/day	20,435	20,052	19,877	19,344	20,851	20,000
Total copper grade stacked (%)	1.46	1.52	1.25	1.25	1.31	1.34
Soluble copper grade stacked (%)	1.34	1.41	1.10	1.10	1.15	1.15
Tonnes dump leach ore mined (millions)	5.1	3.3	6.8	7.8	12.6	8.5
Total copper grade of dump leach mined (%)	0.58	0.59	0.46	0.53	0.60	0.57
Strip ratio	1.4:1	1.9:1	1.5:1	1.3:1	0.81	1.36
Production						
Copper cathode produced (million lbs.)	164.4	162.8	176.6	168.0	177.0	176.4
Copper cathode produced (tonnes)	74,577	73,827	80,084	76,205	80,282	80,009
Costs						
Operating cost per pound of copper sold*	$0.47	$0.48	$0.50	$0.59	$0.69	$0.71
Expenditures on property, plant and equipment (millions)	$9.8	$25.2	$2.8	$1.5	$1.6	$7.7

* Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.

The current Quebrada Blanca life of mine plan involves the open-pit mining of approximately 20,000 tpd (7.3 million tonnes per year ("tpy")) of ore to be heap leached up to and including 2007 and 21,000 tpd (7.7 million tpy) thereafter. In addition, under the said mine plan, an average of 36,000 tpd of lower grade ore will be dump leached and an average of 67,000 tpd of waste will be mined during the period 2006-2016. The current proven and probable reserves at the Quebrada Blanca mine are sufficient to sustain copper production under the current mine plan until at least 2016. A program of infill drilling, designed to upgrade mineral resources to the reserve category, is ongoing and will result in periodic updates to mineral resource and reserve estimates and revised long term mine plans.

The Quebrada Blanca mine processing facilities produce cathode copper by utilizing crushing, agglomerating, stacking, heap leaching, dump leaching and solvent extraction and electrowinning ("SX-EW") processes.

Mining on 15 and 7.5 metre benches is carried out using standard drilling and blasting techniques, mucking with three 27 cu. yd. shovels and one front end loader and hauling the ore and waste with a fleet of nine 185 tonne trucks. Heap leach ore is delivered to a three stage crushing facility located close to the open pit, where the ore is crushed, screened and conveyed to a rotary agglomeration facility where it is pre-treated with hot water and sulphuric acid before being stacked 8 metres high utilizing a grasshopper stacking system on two dynamic (load-unload) heap leach pads. Sulphuric acid is applied to the ore, using drippers, to dissolve the copper with the assistance of bacteria and air. The leaching process recovers approximately 80% of the soluble copper in approximately 510 days. The dynamic heap leach pad arrangement allows for up to 550 days of leaching time before spent ore must be removed. The dump leach facility, which leaches the uncrushed, unagglomerated lower grade supergene and oxide ores, commenced operation in January, 2003 and is expected to recover approximately 30% of the total copper in the dump leach ore over a two year leach cycle.

Copper-bearing solutions are collected from the heap and dump leach pads for processing in the SX-EW plant. The solvent extraction consists of three parallel circuits with each circuit comprised of two extraction stages and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Cathode copper is produced by the electrowinning of the copper in solution, utilizing electrolysis to deposit the copper onto stainless steel cathodes. The SX-EW plant has a design capacity of approximately 80,000 tonnes of cathode copper per year. The cathode copper produced is trucked to Iquique for shipment to purchasers. Approximately 98.5% of the cathode produced by CMQB in 2005 was London Metal Exchange ("LME") Grade A quality. CMQB obtained LME brand registration of its copper cathode in December 2004 and applied for Comex registration in 2005.

Up to 35 MW of electrical power for the minesite is supplied by on-site diesel generators using heavy fuel oil. In November, 2002, the Quebrada Blanca mine was connected to the SING power grid in northern Chile in order to provide an additional 14 MW of electrical power to the site. Process water is supplied from two of seven CMQB-owned water wells and associated water rights located in the Salar de Michincha and pumped through a 38 km pipeline to the site.

Mine infrastructure also includes an administration office, an analytical and metallurgical laboratory, maintenance facilities, a warehouse, a powerhouse and fully serviced camp.

The labour force employed in the operation of the mine totaled 1,279 people as at December 31, 2005, including approximately 597 people employed by on-site contractors and 17 people in an administrative office in Iquique. Most of the on-site employees and contractor personnel work on a 7 days on, 7 days off, 12 hours per day schedule, with bus transportation being supplied to and from Iquique. Senior staff work on a 4 days on, 3 days off schedule. The Quebrada Blanca mine operates under collective agreements with local unions established at the mine. The current four year collective agreements expire in June, 2008.

The Quebrada Blanca mine operates in accordance with all applicable laws, standards and practices for environmental protection and holds, and operates in material compliance with, all permits necessary for the conduct of such operation.

Marketing

Sales agreements have been entered into with four metals trading entities under which an aggregate of 5,000 tonnes per month of cathode copper to be produced by the Quebrada Blanca mine in 2006 has been sold at prices based on the average LME cash settlement price for copper for two months subsequent to the month of sale, plus an average premium of approximately $0.07 per pound. The remaining CMQB copper cathode production in 2006 will be sold on the spot market.

Andacollo Mine

Ownership Interests

The Andacollo property is owned by a Chilean private company, Compañia Minera Carmen de Andacollo ("CDA"). Aur owns 70% of the Series A shares of CDA, with Compañia Minera del Pacífico S.A. ("CMP"), a Chilean mining enterprise, owning the remaining 30% of the Series A shares of CDA. ENAMI owns 100% of the Series B shares of CDA. When combined with Series B shares of CDA, Aur's 70% holding and CMP's 30% holding of the Series A shares of CDA equate to 63% and 27% interests, respectively, in CDA's total share equity. ENAMI's Series B shares of CDA equate to 10% of CDA's total share equity. Aur and CMP, as the owners of all the Series A shares of CDA, provided, on a 70:30 basis, 100% of the funds required to develop and bring the Andacollo deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B shares of CDA are voting, carry dividends equal in value per share to those payable on the Series A shares and are always to be equal in number to 10% of the aggregate number of Series A and Series B shares of CDA outstanding from time to time, without being required to contribute any further capital. ENAMI is also entitled to receive, under the by-laws of CDA and in the event the average sales price per pound of copper sold by CDA in any calendar year exceeds certain specified inflation indexed prices for such year, an additional payment based on a sliding scale percentage of the total dividends paid by CDA in respect of such year. As at December 31, 2005, the inflation adjusted copper prices to be utilized for purposes of the foregoing and the percentage of the total dividends paid by CDA that ENAMI would be entitled to receive as an additional payment should dividends be declared by CDA were, respectively, as follows: $1.41 to $1.53 per pound, 1%; $1.54 to $1.66 per pound, 2%; $1.67 to $1.78 per pound, 3%; $1.79 to $1.92 per pound, 4%; $1.93 or greater per pound, 5%.

Pursuant to CDA's by-laws, Aur is entitled to appoint four members to CDA's board of directors, with CMP being entitled to appoint two such members and ENAMI being entitled to appoint one such member.

Property Interests and Location

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo deposit pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the minesite and other areas aggregating approximately 21 square km as well as certain water rights.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

Geology

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. The primary copper deposit (the "Hypogene Deposit") was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite). This supergene copper deposit, which comprises the ore currently being mined at Andacollo, occupies an area of approximately 1,500 metres by 1,000 metres, ranges in thickness between 5 and 80 metres and grades downwards into the Hypogene Deposit which is mineralized with pyrite and chalcopyrite.

Hypogene Deposit

The Hypogene Deposit, which contains principally chalcopyrite mineralization, has been outlined by drilling beneath the supergene mineralization. A pre-feasibility study was carried out by Aur in 1998 and involved the preparation of a preliminary development and mining plan and an estimate of the capital and operating costs required to develop a conventional sulphide milling operation to produce copper concentrates. The preparation of a bankable feasibility study to further evaluate the Hypogene Deposit was initiated in 2005 and is expected to be completed by the end of March, 2006. The feasibility study work includes additional drilling to upgrade the confidence of the data in the geologic block model, estimating mineral resources and mineable reserves, completing a life of mine plan, undertaking laboratory bench scale and pilot plant testing of representative ore samples, designing a crushing, grinding and flotation plant and estimating capital and operating costs for the project. The study is based on a mine and plant designed to process 20 million tpy of predominantly chalcopyrite ore grading on average 0.38% TCu and 0.13 g/t of Au. The average strip ratio over the life of the mine is projected to be 0.22:1.

Mineral Reserves and Resources

The following table presents the leachable supergene mineral reserves and resources at the Andacollo mine and the mineral reserves and resources in the Hypogene Deposit as estimated by CDA as at December 31, 2005:

Supergene Mineral Reserves

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Proven	15,402	0.68	0.62	12,614	0.38	0.27	28,016	0.55	0.46
Probable	11	0.53	0.52	2	0.31	0.29	13	0.51	0.50
Total Reserves	15,413	0.68	0.62	12,616	0.38	0.27	28,029	0.55	0.46

Supergene Mineral Resources (including Mineral Reserves)

	Heap Leach			Dump Leach			Total		
Category	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu	t (000's)	%TCu	%SCu
Measured	27,917	0.65	0.59	19,072	0.36	0.27	46,989	0.54	0.46
Indicated	3,086	0.57	0.52	2,024	0.30	0.25	5,110	0.46	0.41
Total Resources	31,003	0.65	0.58	21,096	0.35	0.26	52,099	0.53	0.45
Inferred	2,966	0.55	0.51	2,122	0.30	0.26	5,088	0.45	0.40

Hypogene Mineral Reserves

	Higher Grade Reserves			Lower Grade Reserves			Total		
Category	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)
Proven	161,135	0.43	0.14	21,728	0.24	0.07	182,863	0.41	0.13
Probable	212,237	0.39	0.13	27,437	0.24	0.07	239,674	0.37	0.13
Total Reserves	373,372	0.40	0.14	49,165	0.24	0.07	422,537	0.38	0.13

Hypogene Mineral Resources (including Mineral Reserves)

	Higher Grade Resources			Lower Grade Resources			Total		
Category	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)	t (000's)	%TCu	Au (g/t)
Measured	155,270	0.45	0.14	71,181	0.25	0.09	226,451	0.39	0.12
Indicated	211,382	0.40	0.13	251,842	0.25	0.09	463,224	0.32	0.11
Total Resources	366,652	0.42	0.13	323,023	0.25	0.09	689,675	0.34	0.11
Inferred	39,340	0.35	0.10	187,495	0.24	0.083	226,835	0.26	0.09

Notes:

"t (000's)" means thousands of tonnes; "%TCu" is the percent assayed total copper grade; "%SCu" is the percent soluble copper grade, which is the sum of the acid soluble copper assay and cyanide soluble copper assay; gold ("Au") is expressed in grams per tonne ("g/t"); "m" means metres.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for the mineral resource and mineral reserve estimates, respectively, are Twila Griffith, P.Geol., Chief Geologist at the Andacollo mine; and David J. Libby P.Eng., Executive Vice President, Mining Operations, Aur.

The proven and probable supergene mineral reserves comprise those portions of the measured and indicated resources, respectively, after allowing for mining dilution, that are contained within the currently planned final pit design derived from the April 2005 resource block model and mine plan, adjusted to the December 31, 2005 pit topography.

The supergene mineral reserves and resources were estimated using a copper price of $0.95/lb and cut-off grades of 0.20%SCu for the mineral resources and variable cut-off grades ranging from 0.25 - 0.38%SCu for heap leach and 0.20%SCu for dump leach mineral reserves. Proven reserves include broken stockpiles totalling 6.7 million tonnes grading 0.28%SCu (0.45%TCu). The measured resources include 9.35 million tonnes at 0.45%SCu (0.50%TCu) which have not been scheduled for mining at this time but are available for mining in the future.

Measured supergene resources are defined by a minimum of 22 drill hole assay composites and a drill hole spacing of 50m, indicated resources are defined by between 3 and 21 drill hole assay composites and a drill hole spacing of approximately 50 x 75 to 100m, and inferred resources by up to 2 drill hole assay composites and a drill hole spacing of over 100m.

The proven and probable hypogene mineral reserves comprise those portions of the measured & indicated resources, respectively, after allowing for mining dilution, that are derived from the October 2005 resource block model and mine plan, adjusted to the supergene final pit design.

The hypogene mineral reserves and resources were estimated using a copper price of $1.20/lb, a gold price of $400/oz and cut-off grades of 0.20%TCu for the mineral resources and variable cut-off grades ranging from 0.22%TCu to 0.32 %TCu for the mineral reserves. Proven reserves include broken stockpiles totalling 4.6 million tonnes grading 0.51%TCu.

Measured hypogene resources are defined by a minimum of 2 drill holes and a drill hole spacing of 75m, indicated resources are defined by a minimum of 2 drill holes and a drill hole spacing of approximately 100m, and inferred resources by a maximum of 1 drill hole and a drill hole spacing of over 100m.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 in respect of the Andacollo supergene deposit and the Andacollo Hypogene Deposit, titled "Report for Aur Resources Inc. on Mineral Resource and Mineral Reserve Estimates at Dec. 31, 2005, Carmen de Andacollo Copper Mine, Region IV, Chile" and dated March 24, 2006, has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com*.

Mining, Processing and Production

Production commenced at the Andacollo mine in late 1996. As at December 31, 2005, the Andacollo mine had produced 193,562 tonnes of cathode copper from the mining of 31.6 million tonnes of ore at an average grade of 0.88% total copper.

Andacollo Mine Statistics (100%)

	2001	2002	2003	2004	2005	2006 Plan
Operations						
Tonnes ore & waste mined (millions)	16.4	16.6	16.1	16.1	18.0	17.5
Tonnes ore stacked (millions)	3.7	3.8	3.6	3.3	4.0	3.8
Tonnes ore stacked/day	10,441	10,519	9,990	9,524	11,004	10,411
Total copper grade stacked (%)	0.81	0.77	0.80	0.79	0.84	0.72
Soluble copper grade stacked (%)	0.71	0.67	0.73	0.68	0.72	0.65
Strip ratio	3.4:1	3.3:1	3.4:1	3.7:1	3.44	2.24
Production						
Copper cathode produced (million lbs.)	46.5	48.7	46.4	46.1	51.6	50.6
Copper cathode produced (tonnes)	21,095	22,109	21,033	20,908	23,388	22,952
Copper inventory in heaps (tonnes)	10,188	7,148	9,399	5,367	7,413	6,593
Costs						
Operating cost per pound of copper sold*	$0.52	$0.50	$0.54	$0.57	0.65	0.62
Expenditures on property, plant and equipment (millions)	$2.9	$1.8	$2.1	$3.0	$7.3	$6.1

* Cash operating cost per pound of copper sold includes all transportation, marketing and direct administration costs.

The current proven and probable supergene heap leachable reserves at the Andacollo mine are sufficient to sustain copper production into 2010. The current Andacollo life-of-mine production plan provides for the mining and processing of 15.3 million tonnes of heap leach ore at an average grade of 0.68% total copper plus 12.6 million tonnes of dump leach ore grading 0.29% total copper and the production of approximately 97,200 tonnes (214 million pounds) of LME registered Grade A copper cathode. To access the mineral reserves, approximately 46 million tonnes of waste rock will be mined from the pit over the remaining life of the mine at an average strip ratio of 2.14:1 In 2006, a dump leach facility will be constructed at an estimated cost of $4.5 million to process low-grade copper mineralization and thereby increase the life of mine copper production. It is projected that a total of 11.6 million tonnes of this lower grade dump leach ore at a grade of 0.26% soluble copper will be stacked during the period 2006 to 2009 and from which will be produced 16,500 tonnes of copper.

The Andacollo processing facilities produce LME Grade A copper cathode by utilizing crushing, agglomeration, heap leaching and SX-EW processes. CDA obtained LME brand registration of its copper cathode in May, 1999.

Ore is mined by open-pit mining methods. Standard drilling and blasting techniques are used to mine the deposit on five metre benches which are mucked in increments of 2.5 metres using two seven cubic metre hydraulic shovels, in a backhoe configuration to optimize grade control, together with two nine cubic metre front end loaders. The ore and waste is hauled with eight 91 tonne trucks. The heap leach ore is delivered to a three stage crushing facility, is then crushed and conveyed to a rotary agglomeration facility where it is pre-treated with sulphuric acid and water and placed on leach pads in multiple lifts of seven metres each. Sulphuric acid is applied to the ore to dissolve the copper with the assistance of bacteria. The heap leaching process currently recovers approximately 84% of the soluble copper in approximately 300 days. The resultant copper-rich solutions are then collected and piped to the SX-EW plant. The lower grade dump leach ore will be hauled directly from the mine and stacked in 20 metre lifts on lined leach pads currently under construction. Leaching of this ore will commence in the second half of 2006.

The SX-EW plant's solvent extraction system utilizes two extraction and one stripping stage to concentrate the copper sulphate solutions for supply to the electrowinning plant. Copper is produced by the electrowinning of the copper in solution, using electrolysis to deposit the copper onto stainless steel cathodes. The design capacity of the electrowinning plant is 20,000 tonnes per year. The copper cathode produced is trucked to the Chilean ports of Valparaiso or San Antonio for shipment to purchasers. All copper cathode produced by CDA in 2005 was LME registered Grade A quality.

Electric power is supplied from El Peñon, near La Serena, and transmitted 20 km to the Andacollo site using a 110 KV power line. Process water is pumped through a 28 km long pipeline to the site from CDA-owned water wells and associated water rights near El Peñon.

Mine infrastructure includes an administration office, an analytical and metallurgical laboratory, maintenance facilities and a warehouse.

The labour force employed in the operation of the mine totaled 499 people as at December 31, 2005, including approximately 162 people employed by on-site contractors. The Andacollo mine operates under two collective agreements with local unions established at the mine. The current four year collective agreements expire in June 2008.

The Andacollo mine operates in accordance with all applicable laws, standards and practices for environmental protection and holds, and operates in material compliance with, all permits necessary for the conduct of its operations.

Marketing

Sales agreements have been entered into with one metal trading entity, whereunder 1,400 tonnes per month of copper cathode to be produced by the Andacollo mine in 2006 has been sold to such entity at a price based on the average LME cash settlement price for copper for the two months subsequent to the month of sale, plus a premium of approximately $0.08 per pound. The remaining Andacollo copper cathode production in 2006 will be sold on the spot market.

Duck Pond Project

Ownership Interests

Aur holds a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland. Aur acquired the property from Falconbridge Limited ("Falconbridge") pursuant to an option agreement dated March 1, 1999 (the "Falconbridge Option Agreement"), as amended by an agreement dated March 20, 2002. Under the said agreement, Aur is required to pay Falconbridge CDN$3,000,000 upon commencing commercial production at the property and thereafter pay Falconbridge a 2% net smelter returns royalty on production from the property. Should commercial production not commence by June 30, 2006, then Aur must also pay Falconbridge an annual advance royalty payment of $150,000 by October 31, 2006 and by each anniversary date thereafter until commercial production has been commenced.

Property Interests and Location

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licences and contractual mining rights.

Geology

The Duck Pond property lies within the Dunnage Zone of the northern Appalachians in central Newfoundland and is underlain by a 2.5 to 4 km wide northeast-striking sequence of submarine volcanic rocks which are flanked to the northwest and southeast by deep-water sedimentary rocks. The stratigraphy varies from relatively flat-lying as in the Duck Pond and Boundary deposit areas, to steeply dipping or sub-vertical elsewhere on the property. The Duck Pond and Boundary deposits are Cambrian-age, volcanogenic massive sulphide (VMS) lenses enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is comprised of the Upper Duck, Sleeper and Lower Duck sulphide zones. The Upper Duck zone is located approximately 200 to 450 metres below surface, has an average thickness of approximately 25 metres and has an average dip of approximately 30 degrees to the south. The Sleeper zone is comprised of several sulphide lenses that occur approximately 50 metres below the Upper Duck zone. The mineralization varies from massive sulphide to semi-massive stockwork sulphides. The Lower Duck zone is located approximately 650 to 850 metres below surface and is comprised of Cu-Zn enriched sulphide lenses ranging from 3 to 15 metres in thickness distributed over an approximately 700 metre strike length. The average dip of the Lower Duck zone is approximately 30 degrees to the south.

At the Boundary deposit, which is located approximately 4.5 km to the northeast of the Duck Pond deposit, the massive sulphides zones are comprised of three shallow, ≤ 50 metres below surface, zones, North, South and Southeast. The North Zone is approximately 250 metres in length, 25 - 50 metres wide and up to 25 metres thick and is Cu-Zn rich on its western portion, while its eastern third is Cu-rich. The principally Cu-Zn rich South Zone is 120 metres long, 70 metres wide and is 15 - 20 metres thick. The Southeast Zone is a small Cu-Zn lens representing <5% of the Boundary deposit resource.

Exploration History

Mineral exploration was initiated on the property in 1973 by Falconbridge and resulted in the 1973 discovery of the small Burnt Pond Cu-Zn prospect. In August 1980, the Boundary deposit was discovered and subsequent diamond drilling on the property between 1985 and 1991 delineated the Upper Duck zone and identified the Sleeper and Lower Duck zones.

In 1999, Thundermin Resources Inc. ("Thundermin") optioned the property from Falconbridge pursuant to the Falconbridge Option Agreement and subsequently entered into a joint venture agreement with Queenston Mining Inc. ("Queenston") whereunder Queenston earned 50% of Thundermin's right to earn an interest in the property.

In 1999-2000, Thundermin carried out infill and definition drilling on both the Duck Pond and Boundary deposits, as well as limited exploration programs elsewhere on the property. In March 2000, Thundermin and Queenston retained MRDI Canada, a division of AMEC E&C Services Ltd. ("AMEC"), to conduct a new reserve estimate for the Duck Pond and Boundary deposits and prepare a bankable feasibility study (the "AMEC Feasibility Study"). AMEC completed the AMEC Feasibility Study in May 2001.

In March 2002, Aur purchased Thundermin's and Queenston's interests in the property under the Falconbridge Option Agreement. The purchase price payable to Queenston for its 50% interest in the property was CDN$3 million in cash and the purchase price payable to Thundermin for its 50% interest in the property was CDN$2.1 million in cash and the tender to Thundermin of Aur's 11,209,968 shares of Thundermin valued at CDN$900,000.

Between March 2002 and December 2004, various studies (the "Feasibility Update") were carried out which updated and optimized the AMEC Feasibility Study. The Feasibility Update included a re-estimation of resources and reserves (as presented below), optimization of the development and mine plan and updating of the operating and capital cost estimates.

Aur announced its decision to proceed with development of the Duck Pond mine in December 2004 and construction of the mine commenced in the first quarter of 2005.

Mineral Reserves and Resources

The following table presents the mineral reserves and resources on the Duck Pond property as estimated by Aur at December 31, 2005:

Mineral Reserves

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Proven	1,190	3.37	5.27	53.0	0.75
Probable	2,888	3.26	5.85	61.9	0.90
Total Reserves	4,078	3.29	5.68	59.3	0.86

Mineral Resources (including Reserves)

	t(000's)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)
Measured	1,029	4.05	6.40	62.3	0.86
Indicated	2,511	4.03	7.40	75.5	1.08
Total Resources	3,540	4.03	7.11	71.7	1.01
Inferred	1,073	3.04	7.05	71.2	0.81

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc; "Ag" means silver; "Au" means gold.

The Duck Pond reserve and resource estimates have been prepared and classified in accordance with the standards established under NI 43-101. The qualified persons responsible for direct supervision of the estimates are Petr Pelz, P.Geo., Senior Mine Geologist, Duck Pond mine, as to the resource block model, resource classification and estimate and Guy Belleau, P.Eng., Mine Manager, Duck Pond mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for internal and external dilution and for extraction losses.

The reserve calculations incorporate a copper price of $0.95/lb., a zinc price of $0.50/lb., a silver price of $5.00/oz., a gold price of $275/oz., an exchange rate of $1.00=CDN$1.47 and net smelter return cut-offs of approximately CDN$42 per tonne for the underground reserves and CDN $30 per tonne for the open pit reserves.

The resources are stated at a 2.5% copper equivalent ("CuEq") cut-off grade for the underground reserves and a 1.83% CuEq for the open pit reserves. The CuEq grades applied to by-product metals are, approximately, 0.35% CuEq for 1% Zn, 0.003% CuEq for 1 g/t Ag and 0.09% CuEq for 1 g/t Au. The resource classification is based on the proximity of drill hole composite samples to block centres as follows:- measured resources, up to 10 metres spacing, indicated resources between 10 metres and 30 metres spacing and inferred resources, more than 30 metres spacing.

Resources that do not qualify as reserves do not have demonstrated economic viability.

A technical report prepared in accordance with NI 43-101 in respect of the Duck Pond property titled "Technical Report" on the Duck Pond Project, Central Newfoundland, Canada and dated March 29, 2005 has been filed by Aur and may be examined by accessing the SEDAR website at *www.sedar.com.*

Mining, Processing and Production

The mine plan involves the underground mining of 3.7 million tonnes of ore from the Duck Pond deposit, utilizing ramp access in the initial years of operation, together with the open-pit mining of 0.4 million tonnes of ore from the Boundary deposit in years six and seven of the mine life at the rate of 1,800 tonnes per day.

The underground mine will be accessed through a ramp driven from surface at a 15% grade. From a portal adjacent to the concentrator, the ramp will spiral down the west/central part of the deposit, primarily in the footwall. Initially, the ramp will be driven to a length of 2,120 metres (314 metres deep) to develop the first two stoping areas and ultimately will be extended to a total length of 3,027 metres. Three underground mining methods, long hole, bench, and drift and fill will be used in accordance with the varying geometry of the deposit. Stopes will be back-filled using a paste backfill consisting of concentrator tailings with a binder material, which will return approximately 54% of the concentrator tailings underground. Mining will be carried out using trackless diesel equipment including jumbo, longhole and DTH drills, 9 yard scooptrams, 45 tonne haul trucks and a fleet of underground service equipment.

Two open pits, North and South, will be developed during the last year of operations to mine the Boundary deposit. Design basis for the open pits is 37° wall slopes in overburden and 45° inter-ramp angles in waste rock. Bench heights in both ore and waste will be 4 metres. Mining dilution is assumed to be 17.6%.

Uncrushed ore will be trucked to the crusher station (initially from the Duck Pond underground mine and later from the Boundary open pits) and then fed through a grizzly to a jaw crusher from which it will be conveyed to a 1,500 tonne coarse ore bin. Two belt feeders below the bin will be used to reclaim the ore onto a conveyor feeding the grinding circuit. The grinding circuit will be comprised of a semi-autogenous (SAG) mill operating in closed circuit with a vibrating screen, and a ball mill operating in closed circuit with hydrocylcones. The ore slurry will then be pumped to the flotation circuit.

The flotation circuit will consist of three primary circuits: bulk copper/lead, copper/lead separation, and zinc. The bulk copper/lead and zinc circuits will each include a regrind stage. The final copper and zinc concentrate will be dewatered via thickening and pressure filtration prior to shipment to custom smelters for processing. Paste backfill from the tailings will be prepared by dewatering the tailings and by adding a binder prior to being pumped underground. A significant component of the mill process water will be recycled from the tailings pond, with the remaining water requirements being provided from the Tally Pond fresh water supply system.

Mill tailings not utilized as backfill will be pumped to and deposited underwater in a submerged tailings pond. Submerging the tailings prevents the oxidation of the sulphide content of the tailings, and thereby eliminates acid generation. The tailings impoundment will be located in the Trout Pond valley, contained by high natural ground on the east and west sides and two containment dams across the valley.

Site infrastructure will include administration offices, dry facilities, a primary warehouse and a primary maintenance garage . Power will be supplied to the Duck Pond site via a newly constructed line extending approximately 45 km from the existing sub-station in the town of Buchans. Process water will be supplied via a 1.7 km pipeline from Tally Pond and voice and data communications will be via a newly erected microwave tower at the minesite.

Production is expected to average 41 million pounds of copper, 70 million pounds of zinc, 536,000 ounces of silver and 4,100 ounces of gold annually during the period 2007-2013, based on the existing reserves. Approximately 1.1 million tonnes of inferred resources have also been identified which, if upgraded to reserves, could extend the mine life to approximately eight years.

Concentrate Sales

The copper and zinc concentrates produced at the Duck Pond mine will be trucked from the minesite to a port facility in Newfoundland and then shipped from Newfoundland by boat. It is expected that such concentrates will be sold to one or more third party smelters and that the prices received for the payable copper, zinc, gold and silver contained in such concentrates will be based on LME and London Bullion Market Association quotations.

Environment and Permitting

The Environmental Impact Statement for the Duck Pond project was completed in 2001 and submitted to the Government of Newfoundland and Labrador for review under the Newfoundland Environmental Assessment Act (NEAA) and referred to Fisheries and Oceans Canada (DFO) for review under the Canadian Environmental Assessment Act (CEAA).

In January 2002, the Government released the project from further assessment under the NEAA subject to approval by the Department of Environment and Conservation ("DEC") of the project's Environmental Protection Plan ("EPP") and the obtaining of all relevant permits. The EPP received final approval and the Certificate of Approval for Construction was issued in November 2004. Also, in December 2004, the Development Plan and Rehabilitation and Closure Plan received initial approval from the Department of Natural Resources ("DNR") and letters of credit totaling approximately $1.8 million in respect of closure liabilities were posted by Aur with the DNR during 2005. Final approval of these plans is expected during the first half of 2006 and, prior to December 31st 2006, the closure liability bonding will be increased to approximately $2.5 million.

Release from CEAA is subject to approval by DFO of a compensation plan for the expected alteration, disruption or destruction (HADD) of fish habitat that will be caused principally by the use of an existing pond for tailings disposal and by the use of water from an existing pond for mill processing. In February 2005, Aur's HADD compensation plan received approval from DFO and, in August 2005, authorization to proceed with construction of the tailings dams and water intake system was received. Authorization to proceed with storage of the tailings, which requires registration of Duck Pond on Schedule 2 of the Metal Mining Effluent Regulations, is expected by June, 2006. Aur either holds, or expects to receive in the normal course, all other material permits required to construct and operate the Duck Pond mine.

Project Implementation and Schedule

The implementation plan developed for the Duck Pond Project is expected to allow the project to commence production of concentrates in the last quarter of 2006 and to achieve commercial production in the first quarter of 2007. In 2006, 5.6 million pounds of copper and 10.2 million pounds of zinc are expected to be produced prior to the actual commencement of commercial production.

Capital expenditures on construction of the mine and plant were $30 million in 2005. The underground ramp had advanced to approximately 1,236 metres at the end of January 2006, the power line had been completed and energized, the mill building was essentially enclosed and the major mill equipment was on site. Communications, camp facilities and water lines are operational and site clearing for the tailings pond is in progress. Key senior operation staff are on site with manpower, including contractors, now totalling 130 people.

Capital and Operating Costs

The total pre-production capital investment to design and build the Duck Pond mine and concentrator facility, including the infrastructure necessary for its support, is estimated to be $87 million. This represents total capital expenditures of $93 million, of which $30 million was spent in 2005, less estimated pre-production revenues of $6 million expected from the sale of concentrates, prior to commercial production, during the fourth quarter of 2006. The increase in capital over the initial estimate of $79 million is due principally to a decision to purchase rather than lease the underground mobile equipment fleet, at a cost of $7.8 million, and to accelerate the underground development and the definition drilling, at a cost of $3.7 million, in order to optimize and improve mine production in 2007 and the flexibility of the mine plan. The principal components of the capital costs are approximately $29 million for underground mine development and equipment purchase, $28 million for the mill, backfill plant and tailings facilities, $16 million for the minesite infrastructure and services, and $20 million for indirect costs, which include the EPCM contract for the surface construction and all other costs.

Mine site operating costs are expected to average approximately $51/tonne milled while total production costs, including all concentrate treatment, refining and transportation costs and net of zinc co-product and gold and silver by-product credits, are expected to average $0.41/lb of copper produced utilizing an average zinc price of $0.72/lb based on zinc forward sales contracts entered into by Aur during January, 2006. Such contracts provide for the sale, starting in July, 2007 and ending in December, 2011, of 75% of Duck Pond's projected zinc production at prices ranging from $0.84/lb to $0.63/lb.

Business Development

Business development, which is comprised of exploration and acquisition activities, is an important component of Aur's overall corporate growth strategy. Aur's exploration efforts to date have been focused on the Americas and have been and remain focused primarily on the discovery of bulk mineable copper, copper-gold and copper-dominated polymetallic deposits. In 2005, Aur expanded its acquisitions search to, in addition to the Americas, include Africa, Russia, other CIS countries and Eastern Europe, expending $1.0 million on such activities.

In 2005, Aur expended $6.4 million on exploration work. Significant copper mineralization was identified on the La Verde property in Mexico, the presence of near surface ore-grade gold/silver mineralization was confirmed on the El Dorado Monserrat property in southern Argentina and the Juan Godoy, Coyote and La Cenizas copper projects in Chile were advanced to the drilling stage. The Montoya copper property in central Chile was drilled in 2005 and abandoned. Drilling activities on the La Verde property was suspended in 2005 due to land access issues and progress on obtaining surface rights to the property has been slow. No mineralization of economic value was discovered on the Chilean properties. In addition, Aur acquired a number of prospective exploration properties in the Americas in 2005.

Aur's 2006 exploration and business development budget is $10 million, $6 million of which has been allocated to Aur's exploration program and $4.0 million to its acquisition program. Aur's 2006 exploration program includes drilling on one copper project in Chile, the La Verde copper project in Mexico and one gold project in Argentina. Aur's business development program will focus on identification, evaluation and negotiation for the potential acquisition of development stage projects and/or producing mining assets. Aur also established a business development office in London, England in 2005. The acquisition effort will continue in the Americas and, from the London, England office, will include Africa, Russia, other CIS countries and Eastern Europe.

Social and Environmental Policies

Aur has adopted environmental and social policies that are fundamental to its operations. In particular, Aur has adopted the environmental policy of the Mining Association of Canada which, among other things, requires member companies to: recognize environmental management as an important corporate priority and establish policies, programs and practices for conducting business in an environmentally sound manner; integrate environmental policies, programs and practices into all activities of the organization; establish an ongoing program of review and improvement of environmental performance, taking into account technical and economic developments, scientific understanding and environmental effects of operations; identify, assess and manage environmental risks; monitor the performance of environmental programs and management systems to ensure compliance with company and legislative requirements; develop, design and operate facilities based on the efficient use of energy, resources and materials;; develop and monitor emergency preparedness plans for the protection of the environment, worker, and the public; ensure that all employees understand and are able to fulfill their environmental responsibilities; and conduct site reclamation according to site-specific criteria in a planned and timely manner. As well, Aur has adopted a Code of Conduct (the "Code") to which all directors, officers and employees of Aur must adhere. The Code is a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, corporate reporting, conflicts of interests and compliance with legal and regulatory obligations and with Aur's policies, including its environmental, health and safety, non-discrimination and other policies.

Both in Canada or abroad, Aur uses its best efforts to apply technically proven and economically feasible measures to protect the environment throughout its exploration, mining, processing and closure activities, Aur also conducts regular environmental and safety reviews and audits of its operations to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with its environment, health and safety management systems and good management practices. Safety performance is a key priority and safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining both mine bonus compensation as well as management compensation.

Risk Factors and Governmental Regulation

Copper Price Volatility

Aur's revenues, net earnings and cash flow from operations are principally affected by changes in the price of copper. Copper prices have historically been subject to cyclical fluctuations and are affected by factors which are unpredictable, including international economic and political conditions, speculative activities, the relative exchange rate of the U.S. dollar with other currencies, inflation, global and regional levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. The volatility of copper prices is illustrated in the following table which sets forth the average of the daily cash settlement prices on the LME of copper (per lb.) for 1980, 1985, 1990, 1995, 2000 and each year thereafter until 2005:

1980	1985	1990	1995	2000	2001	2002	2003	2004	2005
$0.99	$0.64	$1.21	$1.33	$0.82	$0.72	$0.71	$0.81	$1.30	1.67

The cash settlement price of copper on the LME was $2.27/lb. on March 16, 2006.

See also "Management's Discussion and Analysis of Aur's business activities – 2006 Outlook" in Aur's 2005 Annual Report.

Development and Mining Risks

The business of mining generally involves a high degree of risk. No assurance can be given that the development and bringing into commercial production of a mine will be completed as contemplated and for the estimated capital costs or by the estimated completion date. Also, no assurance can be given that the intended production schedule, metal recoveries, estimated operating and capital costs and/or that profitable operations can or will be achieved in respect of operating mines or, in particular, with respect to mines under development. Naturally occurring events such as seasonal weather variations, floods and earthquakes as well as rock bursts, cave-ins, rock slides and other operation related incidents involved in development work and/or mining operations may also adversely impact Aur's operating activities, including its metal production and costs.

Mineral Reserves, Resources and Metallurgy

Although Aur believes the reserve and resource figures calculated for its Quebrada Blanca and Andacollo mines, for the Andacollo Hypogene Deposit and for the Duck Pond development property are accurate and believes that the methods used to estimate such reserves are appropriate, such figures are only estimates. Reserve estimates are inherently imprecise and are based upon the interpretation of geological data and also depend to some extent on statistical inferences drawn from drill hole data which may be limited and which may ultimately prove unreliable. Should the mineralization and/or the configuration of a deposit ultimately turn out to be significantly different from those currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and consequently could adversely affect the profitability of the mining operations. Further, a decline in the market price of copper or other metals may render reserves containing relatively lower grades of mineralization uneconomic. In addition, actual copper recoveries may vary from estimated recoveries in a way which could adversely affect operations. Moreover, short term operating factors relating to the ore reserves, such as the need for orderly development of the orebody and/or the processing of new or different ore grades, may cause the mine operations to be unprofitable in any particular period.

Nature of Mineral Exploration and Development

The exploration for and development of mineral properties includes significant financial risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish resources by drilling, to upgrade the resources to reserves through economic evaluations, to construct mining and processing facilities at a site, to develop metallurgical processes and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are cyclical and volatile and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Aur not receiving an adequate return on invested capital. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurance that Aur's current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Competition for Properties

Because mines have limited lives based on mineral reserves, Aur is therefore continually seeking to replace and expand its reserves. Aur encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing copper, zinc, gold, silver and other minerals. As a result of this competition, Aur may be unable to acquire attractive mining properties on terms it considers acceptable.

Governmental Regulation

The mineral industry in North America, South America and elsewhere operates under the sphere of federal, provincial, state, regional and municipal legislation governing exploration, development and mining activities. Such legislation typically relates to the method of acquisition of and the system of tenure for mineral rights, labour, health, safety and environmental standards, royalties, mining and income taxes and other matters.

Aur's operations are or may also be affected to varying degrees by government regulations in the various jurisdictions within which it operates including such matters as taxes, royalties, restrictions on production, price, marketing and export controls and/or restrictions, expropriation of property, environmental legislation and changes thereto.

In addition, the development and operation of a mine typically entails compliance with applicable environmental legislation and/or review processes and the obtaining of land use and other permits, water licenses and similar authorizations from various governmental agencies. Failure to comply with this legislation and/or any permits and authorizations issued thereunder may lead to issuance of orders and/or notices interrupting or curtailing operations or requiring the installation of additional equipment and/or the taking of preventative or remedial action.

For accounting purposes, ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred while amounts to provide for certain future site restoration and reclamation and other mine closure costs are accrued.

CAPITAL STRUCTURE

Share Capital

The authorized capital of Aur consists of an unlimited number of common shares and an unlimited number of Class A shares, issuable in series, of which 96,743,696 common shares are issued and outstanding as at March 16, 2006.

Each of the common shares of Aur carries one vote at all meetings of shareholders, is entitled to dividends as and when declared by the directors and is entitled upon liquidation, dissolution or winding up of Aur to a pro rata share of the property and assets of Aur distributable to the holders of the common shares.

The Class A shares of Aur are issuable from time to time in one or more series. The terms of the various series of Class A shares, including the number thereof, voting rights, dividend rights, conversion rights, redemption prices, if any, and other matters will be determined in the future by the directors of Aur without shareholders' approval (unless any series so created has superior voting rights to Aur's common shares in which case the approval of a majority of the minority shareholders will be required under applicable regulatory policies).

Senior Notes

Terms

On March 10, 2003, Aur issued $125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable in four equal annual principal repayments commencing March 11, 2007. The Notes are prepayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The Notes have customary financial covenants for unsecured notes and impose no restrictions on the payment of dividends, on changes of control or on carrying out mergers or similar transactions provided that Aur continues to meet the covenants under the Notes.

The terms of the Notes provide that security cannot be granted over assets comprising in excess of 20% of Aur's consolidated net worth (as defined), subject to certain exceptions, including security which also secures the Notes on a pari passu basis, security granted over subsequently acquired properties and/or assets to secure the purchase price thereof and/or the granting of security over mineral properties under development to secure the financing of such development.

Rating

The Notes were rated BBp in March, 2005 by Dominion Bond Rating Service Limited ("DBRS"). DBRS has also assigned a stable outlook to the rating. DBRS' long-term ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, debt securities rated BB are defined to be speculative and non-investment grade and are the fifth highest of the ten DBRS ratings for long term debt. The "p" notation within the rating indicates that the rating was based upon public information only.

Credit ratings assigned by rating organizations are not recommendations to buy, sell, or hold securities and are subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The following table shows the high and low sale prices and the trading volume of Aur's common shares on the Toronto Stock Exchange (the "TSX") on a monthly basis during 2005:

	Price Range		
	High (CDN $)	Low (CDN $)	Volume
January	6.40	6.06	11,952,426
February	7.50	6.25	17,574,683
March	7.72	6.60	11,257,741
April	7.60	6.33	11,479,658
May	7.14	6.18	6,668,204
June	7.41	6.55	12,097,538
July	7.45	6.75	7,367,146
August	8.29	7.37	18,736.187
September	8.87	7.86	16,180,640
October	9.88	8.37	13,421,305
November	10.63	9.16	11,642,463
December	11.84	10.51	8,393,418

The closing price of the Aur's common shares on the TSX on December 31, 2005 was $11.78 per share and, as at March 16, 2005, was $13.18 per share.

DIVIDENDS

In 2004, Aur declared a dividend of CDN$0.10 per share payable on January 1, 2005 to shareholders of record on December 1, 2004. In 2005, Aur declared dividends of CDN$0.05 per share payable on July 1, 2005 to shareholders of record on June 1, 2005 and of CDN$0.15 per share, comprised of the regular semi-annual dividend of $0.05 per share and a special dividend of $0.10 per share, payable on January 1, 2006 to shareholders of record on December 1, 2005. In 2006 and future years, Aur expects to declare regular semi-annual dividends of $0.05 per share, payable on July 1 of that year and January 1 of the subsequent year, to shareholders of record on June 1 and December 1 of each calendar year. Aur also considers at least annually as appropriate the payment of special dividends in addition to the regular semi-annual dividends. No dividends were paid by Aur in 2004.

DIRECTORS AND OFFICERS

The directors and officers of Aur are as follows:

Name and Municipality of Residence	Current Position with Aur	Principal Occupation for Past Five Years	Director Since
Jorge Carey[4] Region Metropolitana, Chile	Director	Barrister and Solicitor, Senior Partner and Chairman of Carey y Cia, attornies	2002
Douglas M. Deruchie[1] Québec, Canada	Director	Vice-President, Finance, and Chief Financial Officer of Reitmans (Canada) Limited, an apparel retailer	2004
James W. Gill Ontario, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Aur	1981

William J.A. Kennedy[1,2,3] Ontario, Canada	Director	Business Consultant	1984
Martin Claude Lepage[1,2,3] Québec, Canada	Director and Chairman of the Board	Retired since January 1, 2005; prior thereto, Barrister and Solicitor, Stikeman Elliott	1985
Peter N. McCarter Ontario, Canada	Executive Vice-President, Corporate Affairs and Secretary and Director	Executive Vice-President, Corporate Affairs and Secretary of Aur since December 7, 2004; prior thereto, Vice-President and Secretary of Aur	1985
William J. Robertson[1,2,3,4] British Columbia, Canada	Director	Retired Executive	1992
Howard R. Stockford[4] Ontario, Canada	Director	Mining Consultant since January, 2005; prior thereto, Executive Vice-President of Aur	1984
David W. Brace Ontario, Canada	Executive Vice-President, Business Development	Executive Vice-President, Business Development of Aur since December 7, 2004; prior thereto, President, South America Division of Aur	n/a
Ed Guimaraes Ontario, Canada	Vice-President and Controller	Vice-President and Controller of Aur since February 10, 2005; prior thereto, Corporate Controller of Aur	n/a
John L. Knowles Ontario, Canada	Executive Vice-President, Finance and Chief Financial Officer	Executive Vice-President, Finance and Chief Financial Officer of Aur since July, 2005; prior thereto, Vice-President and Chief Financial Officer, Hudson Bay Mining and Smelting Co. Limited, a mining company	n/a
David J. Libby Region Metropolitana, Chile	Executive Vice-President, Mining Operations	Executive Vice-President, Mining Operations of Aur since December 7, 2004; prior thereto, Vice-President, Mining Operations, South America Division of Aur	n/a
J. Britt Reid Region Metropolitana, Chile	Vice-President, Mining Operations, South America	Vice-President, Mining Operations, South America of Aur since December 7, 2004; prior thereto, Mine Manager, Quebrada Blanca mine of Aur	n/a
Kathryn J. Robinson Ontario, Canada	Assistant Secretary	Assistant Secretary of Aur	n/a
Edmund J. Stuart Ontario, Canada	Vice-President, Development Projects	Vice-President, Development Projects of Aur since December 7, 2004; prior thereto, President, North & Central America Division of Aur	n/a
Andrés Verdugo Region Metropolitana, Chile	Vice-President, Corporate Affairs, South America	Vice-President, Corporate Affairs, South America of Aur since December 7, 2004; prior thereto, Vice-President, Corporate Affairs, South America Division of Aur since May, 2002; prior thereto, General Counsel of ENAMI, a state owned mining company	n/a
Nigel A.J. Walls London, England	Vice-President, Business Development	Vice-President, Business Development of Aur since August, 2005; prior thereto, Director, Wardell Armstong International Limited, a minerals consulting firm.	n/a

1. Member of the audit committee
2. Member of the compensation committee.
3. Member of the corporate governance and nominating committee.
4. Member of the environment, health and safety committee.

Each director is elected to hold office until the next annual meeting of shareholders of Aur or until his successor is elected or appointed.

Committees of Aur's board of directors consist of the audit committee, the compensation committee, the corporate governance and nominating committee and the environment, health and safety committee. Additional information with respect to such committees is contained in the Management Information Circular of Aur dated March 16, 2006.

The percentage of common shares of Aur beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of Aur as a group was 1.9% as at December 31, 2005.

To the knowledge of Aur, no director or executive officer of Aur is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except that each of Messrs. Gill and McCarter were officers and directors of Compressario Corporation when it became subject to a cease trade order for failure to file financial statements on May 22, 2003 and which has since ceased to operate as a going concern.

To the knowledge of Aur, no director or executive officer of Aur, (a) has been subject to any penalties or sanctions imposed by a court relating to securities or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To the knowledge of Aur, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of Aur, no director or executive officer of Aur has an existing or potential material conflict of interest with Aur or any of its subsidiaries.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for Aur's common shares is Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 in Toronto, Ontario.

EXPERTS

PricewaterhouseCoopers LLP ("PwC") are Aur's auditors and signed the Auditors' Report contained in Aur's 2005 Annual Report. Aur's consolidated financial statements for its year ended December 31, 2005 have been filed under National

Instrument 51-102 *Continuous Disclosure Obligations* of the CSA in reliance on the said Auditors' Report. As of March , 2006, the partners and employees of PWC collectively owned beneficially, directly or indirectly, less than 1% of Aur's outstanding common shares.

AMEC, which are consulting engineers, prepared the AMEC Feasibility Study and participated in the preparation of certain elements of the Feasibility Update as described under "Duck Pond Project". As at March 16, 2006, the partners and employees of AMEC collectively owned beneficially, directly or indirectly, less than 1% of Aur's outstanding common shares.

AUDIT COMMITTEE AND RELATED INFORMATION

The responsibilities and duties of the audit committee (the "Audit Committee") of the board of directors of Aur are set out in the Audit Committee's Terms of Reference (the "Terms of Reference"), the text of which is set forth in Appendix A to this AIF.

Composition

The Audit Committee is composed of Messrs. Douglas M. Deruchie (Chair), William J.A. Kennedy, Martin Claude Lepage and William J. Robertson.

The board of directors of Aur believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board of directors of Aur to be "independent" and "financially literate" as such terms are defined under Multilateral Instrument 52-110 *Audit Committees* of the CSA. The board has made these determinations based on the education, professional qualifications and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member's general business experience, relevant to the performance of his responsibilities as a member of the Audit Committee.

Mr. Deruchie is a chartered accountant by profession and received a Bachelor of Commerce from Carleton University in 1964 and received his C.A. in 1967. He has been the Vice-President, Finance and Chief Financial Officer of Reitmans (Canada) Limited since 1994. Prior to 1994, Mr. Deruchie was the Senior Tax Partner at KPMG, chartered accountants, Montreal.

Mr. Kennedy is a business consultant by profession and received a business administration degree from the Ryerson Institute of Technology in 1960 and graduated from the Advanced Management Program at Harvard Business School in 1986. Mr. Kennedy has since 1990 been a business consultant to small public and private companies requiring assistance in corporate structural planning, management development and strategic growth plans.

Mr. Lepage is a lawyer by profession and received a law degree (LL.L.) from the Université de Montréal in 1964 and a Master of Business Administration from the University of Western Ontario in 1971. Mr. Lepage was a partner of and practiced law, specializing in financial transactions, at the law firm of Stikeman Elliott in Montréal, Québec from 1971 until 2004, when he retired.

Mr. Robertson is an engineer by profession and received a Bachelor of Science in engineering from the University of Alberta in 1961 and graduated from the Sloan School of Management in 1982. Mr. Robertson was the Chief Operating Officer of Cominco Ltd. from 1993 to 1997 and of Agrium Inc. from 1998 to 2000.

Pre-Approved Policies and Procedures

The policies and procedures adopted by the Audit Committee in respect of the engagement of Aur's auditors in respect of non-audit services, being services other than audit services, are described in item 6 under the heading "Responsibilities" in the Terms of Reference.

Auditors' Fees

The aggregate fees billed for professional services rendered by PWC for the years ended December 31, 2005 and 2004 are as follows:

	2005 (CDN $)	2004 (CDN $)
Audit Fees[1]	195,346	165,337
Audit Related Fees[2]	10,000	36,003
Tax Fees[3]	36,145	40,340
All Other Fees[4]	2,700	2,700
Total	244,191	244,380

Notes:

(1) For the audit of Aur's annual financial statements and services normally provided by its auditors in connection with its statutory and regulatory filings.

(2) For assurance and related services that are reasonably related to the performance of the audit or review of Aur's financial statements and are not reported in (1), including accounting consultations, various agreed upon procedures and translation of financial reports.

(3) For tax compliance, tax planning and tax advisory services.

(4) For products and services other than the fees reported in (1) to (3).

ADDITIONAL INFORMATION

Aur will provide, upon request to its Secretary, at Suite #2501, 1 Adelaide Street East, Toronto, Ontario, M5C 2V9:

(a) when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:
   (i) one copy of this Annual Information Form;
   (ii) one copy of its comparative consolidated financial statements for its year ended December 31, 2005 and auditors' report thereon;
   (iii) one copy of its interim consolidated financial statements issued subsequent to December 31, 2005;
   (iv) one copy of its Management Information Circular dated March 16, 2006 in respect of its 2006 annual meeting of shareholders; and

(v) one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b) at any other time, one copy of the documents referred to in (a) (i), (ii), (iii) and (iv) above.

Additional information, including details as to directors' and officers' remuneration, principal holders of Aur shares, options to purchase Aur shares and certain other matters is contained in the Management Information Circular of Aur dated March 16, 2006. Additional financial information is provided in Aur's comparative consolidated financial statements for its year ended December 31, 2005 and in management's discussion and analysis of financial condition and results of operations ("MD&A"), which financial statements and MD&A is contained in Aur's 2005 Annual Report.

Copies of the above and other disclosure documents may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the SEDAR website at *www.sedar.com.*

Appendix A

AUDIT COMMITTEE TERMS OF REFERENCE

A. Purpose

The audit committee (the "Committee") of the board of directors of the Corporation (the "Board") shall provide assistance to the Board in fulfilling its oversight responsibilities with respect to the Corporation's financial statements and reports and the financial reporting process. In doing so, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent auditors of the Corporation (the "Auditors") and the financial management of the Corporation and monitor their performance.

B. Composition and Expertise

The Committee shall be comprised of not less than three and not more than five directors, all of whom shall qualify as "independent" and "financially literate" as such terms are used in *Multilateral Instrument 52-110 Audit Committees* (the "Instrument") of the Canadian Securities Administrators[1]. Determinations as to whether a particular director satisfies the requirements for membership on the Committee will be made by the Board with reference to the Instrument. To the extent possible, at least one member of the Committee should be a chartered accountant. The Board shall appoint the members of the Committee and a Committee chair from amongst those appointed, to hold office at the pleasure of the Board.

C. Meetings

A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the relevant meeting. Meetings of the Committee shall take place in person or by telephone and shall be called by the chair of the Committee. Meetings may also be called by any member of the Committee, or by the chair of the Board, the chief executive officer or the chief financial officer of the Corporation or by the Auditors. Unless otherwise specified by the chair of the Committee, the secretary or the assistant secretary of the Corporation shall act as secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of meetings of the Committee and each shall be entitled to attend such meetings. The chair of the Committee or the Committee may require any officer or employee of the

---

[1] Generally, for purposes of the Instrument, "independent" means an individual with no direct or indirect relationship with the Corporation which could, in the view of the Board, reasonably interfere with the exercise of such individual's independent judgement and "financially literate" means an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Corporation or any subsidiary thereof to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable.

D. Responsibilities

1. The Committee shall:

   a) prior to the release of the annual audited financial statements of the Corporation, review such statements and the related Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") and, if satisfied, report thereon to, and recommend their approval by, the Board and the sending thereof to the Corporation's shareholders;

   b) prior to the release of the unaudited quarterly financial statements of the Corporation for the preceding fiscal quarter, review such statements and the related MD&A, and approve the sending thereof to the Corporation's shareholders; and

   c) review all proposed public disclosure related to the foregoing, including the Corporation's financial disclosure in its annual and quarterly reports to shareholders and in any other public disclosure document (prospectus, information circular, annual information form, press release etc.) required to be filed with any regulatory authority.

2. The Committee shall recommend to the Board:

   a) the Auditors to be nominated for the purpose of preparing or issuing the Auditors' report or performing other audit, review or attest services for the Corporation; and

   b) the compensation of the Auditors.

3. The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing the Auditors' report on the annual financial statements of the Corporation or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the Auditors regarding financial reporting.

4. The Committee shall establish procedures for:

   a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

   b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

5. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former Auditors.

6. The Committee shall pre-approve all non-audit services ("Non-audit Services") to be provided to the Corporation or its subsidiaries by the Auditors. In connection with the foregoing, the Committee:

   a) may delegate to one or more of its members (a "Delegate") the authority to pre-approve Non-audit Services provided that such pre-approval is presented to the Committee at its first scheduled meeting following such pre-approval;

   b) shall be considered as having satisfied its pre-approval requirements for Non-audit Services if it adopts specific policies and procedures for the engagement of Non-audit Services and:

      i) such pre-approval policies and procedures are detailed as to the particular service;

      ii) the Committee is informed of each Non-audit Service; and

      iii) the procedures do not include delegation of the Committee's responsibilities to management; and

   c) shall also be considered as having satisfied its pre-approval requirements for Non-audit Services if:

      i) the aggregate amount of all Non-audit Services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Corporation and its subsidiaries to the Auditors during the fiscal year in which the services are provided;

      ii) the Corporation or the subsidiary, as the case may be, did not recognize the relevant Non-audit Services as Non-audit Services at the time of the engagement; and

      iii) the relevant Non-audit Services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit for the relevant fiscal year, by the Committee or by a Delegate.

E. Policies and procedures

Subject to the requirements of Section D above, the policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Corporation are in accordance with all applicable legal and regulatory requirements and current best practices. The purposes and procedures outlined in this Terms of Reference are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.

In carrying out its responsibilities, the Committee shall also:

a) review any material issues regarding accounting and auditing policies and practices or judgements relating thereto (including review the selection of, quality of, application of and proposed material changes to the accounting policies and practices being applied and related judgements to ensure that such are appropriate and consistent with the Corporation's needs and requirements), and discuss the same with the Auditors and the financial management of the Corporation;

b) review, at least annually, including reviewing with the Auditors and the financial management of the Corporation, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and any recommendations for the improvement of its internal controls or particular areas where new or more detailed controls or procedures are desirable and, to the extent applicable, monitor the response of management in implementing any such recommendations;

c) prior to the commencement of the annual audit of the Corporation's books, records and accounts, meet with the Auditors and the financial management of the Corporation to review the objectives and general scope of the proposed audit (including the overall audit plan, the proposed timing and completion dates together with the estimated audit fees, and review and sign the Auditors' engagement letter) and the procedures to be utilized and, at the conclusion thereof, review such audit, including any comments or recommendations of the Auditors;

d) review and discuss with the Auditors, at least annually, all significant relationships which the Auditors and its affiliates have with the Corporation and its affiliates in order to determine the Auditors' independence including (i) obtaining and reviewing, on a periodic basis, a written statement from the Auditors delineating all relationships between them and services provided by them which may reasonably be considered to bear on the objectivity and/or independence of the Auditors with respect to the Corporation, (ii) discussing with the Auditors any disclosed relationships or services that may impact the objectivity and/or independence of the Auditors, and (iii) making any appropriate recommendations to the Board in response to the Auditors' report in order to ensure the independence of the Auditors;

e) review with the Auditors and financial management of the Corporation, at least annually, any significant financial risks or exposures to the Corporation of which they are aware, if any, and assess the steps management has taken to minimize such risks, if any, to the Corporation;

f) satisfy itself generally that there is a good working relationship between management and the Auditors, review any management letters or other reports of the Auditors and discuss any material differences of opinion between management and the Auditors;

g) provide sufficient opportunity for the Auditors and the financial management of the Corporation to each meet with the Committee alone without members of the other parties, as applicable, being present to discuss the co-operation that each party has received from the others during the course of the Auditor's audit;

h) act as a conduit whereby the Auditors and the internal financial management of the Corporation can bring any concerns to the attention of the Board;

i) examine and consider such matters in relation to any audits of the Corporation's accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable;

j) review reports and recommendations received or published from time to time from regulatory authorities that may have a significant impact on the Corporation's financial statements or related corporate compliance policies;

k) review with the Corporation's counsel, legal compliance matters or any legal matters that could have a significant impact on the Corporation's financial statements or related corporate compliance policies;

l) keep a record of the actions and proceedings of the Committee and report thereon to the Board periodically or whenever requested to do so;

m) review and assess annually and otherwise from time to time as the Committee or the Board determines, the adequacy of this Terms of Reference and make recommendations to the Board for such changes to this Terms of Reference as the Committee considers necessary or desirable; and

n) perform such other activities consistent with this Terms of Reference, the Corporation's articles of incorporation, by-laws and governing law (including the Instrument), as the Committee or the Board deems necessary or appropriate.

For purposes of performing their duties, the members of the Committee shall have the right to inspect all books, records and accounts of the Corporation and to discuss such books, records, accounts and any other matters relating to the financial position of the Corporation directly with the internal financial management of the Corporation, the Auditors and/or Corporation counsel.

The Committee shall also have the authority to engage independent legal, financial, accounting and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such advisors.

While the Committee has the responsibilities and powers set forth in this Terms of Reference, the Committee's mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of financial management of the Corporation and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the financial management of the Corporation and the Auditors or to ensure compliance with applicable laws and regulations. Nothing contained in this Terms of Reference is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Corporation or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board), and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.

EXEMPTION # 82-4624


RESOURCES INC.


9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com



SEC MAIL
PROCESSING
RECEIVED
MAY 2 4 2006
WASH, D.C.
209
SECTION

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

C1234567890 XXX

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Form of Proxy - Annual Meeting to be held on May 4, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 3, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free


To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy


To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 123456 **HOLDER ACCOUNT NUMBER C1234567890** **ACCESS NUMBER 12345**

00BRXB

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123



Appointment of Proxyholder

I/We, being shareholder(s) of Aur Resources Inc. hereby appoint: James W. Gill, President and Chief Executive Officer or failing this person, Martin Claude Lepage, Chairman or failing this person, Peter McCarter, Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of AUR RESOURCES INC. to be held at the Ontario Club, Commerce Court South, 30 Wellington Street West, Toronto, ON on May 4, 2006 at 4:30 PM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Election of the nominees as outlined in the Information Circular.

For ☐ **Withhold** ☐

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers, LLP as auditors

For ☐ **Withhold** ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999 001111 9XX AR2 AUWQ

00BRYC




SEC MAIL PROCESSING
RECEIVED
MAY 2 4 2006
209
WASH, D.C. SECTION



Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class 123

Holder Account Number

B1234567890 XXX

Intermediary

XXX

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Voting Instruction Form ("VIF") - Annual Meeting to be held on May 4, 2006

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF *confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters* as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please indicate in the space provided (please see reverse) and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 5:00 pm, Eastern Time, on May 3, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the toll free number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 123456 **HOLDER ACCOUNT NUMBER B1234567890** **ACCESS NUMBER 12345**

00BSZC

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

B1234567890

XXX 123



Appointee(s)

I/We, being shareholder(s) of Aur Resources Inc. hereby appoint: James W. Gill, President and Chief Executive Officer or failing this person, Martin Claude Lepage, Chairman or failing this person, Peter McCarter, Secretary

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of AUR RESOURCES INC. to be held at the Ontario Club, Commerce Court South, 30 Wellington Street West, Toronto, ON on May 4, 2006 at 4:30 PM and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

Election of the nominees as outlined in the Information Circular.

For ☐ Withhold ☐

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2. Appointment of Auditors

Appointment of PricewaterhouseCoopers, LLP as auditors

For ☐ Withhold ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Mark this box if you wish to receive a legal form of proxy (see Note #8 on reverse). ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

999999999999 001111 9XX AR1 AUWQ

00BT0B